UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 28, 2022

DTRT HEALTH ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-40774	86-3336784
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1415 West 22nd Street, Tower Floor

Oak Brook, IL 60523

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (312) 316-5473

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	DTRTU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	DTRT	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	DTRTW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

On September 28, 2022, DTRT Health Acquisition Corp., a Delaware corporation (“DTRT” or the “Company”), entered into an agreement and plan of merger by and among DTRT, Grizzly New Pubco, Inc. (“New Pubco”), a wholly owned subsidiary of DTRT, Grizzly Merger Sub, Inc., a wholly owned subsidiary of New Pubco (“Grizzly Merger Sub”), Consumer Direct Holdings, Inc., a Montana corporation (“CDH”) and the Pre-Closing Holder Representative (as defined therein) (as it may be amended and/or restated from time to time, the “Merger Agreement”). The Merger Agreement has been unanimously approved by DTRT’s and CDH’s board of directors and adopted by CDH’s shareholders. If the Merger Agreement is approved by DTRT’s stockholders and the transactions contemplated by the Merger Agreement are consummated, the CDH shareholders will form a Delaware corporation (“Newco”) and contribute all of the issued and outstanding shares of CDH common stock to Newco in exchange for shares of Newco common stock. Grizzly Merger Sub will merge with and into DTRT, DTRT stockholders will receive shares of New Pubco common stock in exchange for their shares of DTRT common stock and New Pubco private placement warrants in exchange for their DTRT private placement warrants, and DTRT will be the surviving entity in the merger as a wholly owned subsidiary of New Pubco (the “First Merger”), and immediately following the First Merger, DTRT will convert into an limited liability company (the “Conversion”). Following the First Merger and the Conversion, Newco will merge with and into New Pubco, with New Pubco surviving the merger (the “Second Merger” and together with the First Merger and all other transactions contemplated by the Merger Agreement, the “Business Combination”). In connection with the consummation of the Business Combination, New Pubco will be renamed “Consumer Direct Care Network, Inc.” (“CDCN”). The board of directors of the post-closing public entity, CDCN, will be comprised of a total of seven (7) directors, five (5) of whom will be nominated by the pre-closing shareholders of CDH and two (2) of whom will be nominated by the Sponsor.

In connection with the First Merger and without any further action on the part of any party, each share of Class A common stock and Class B common stock of DTRT will be converted into one share of common stock of New Pubco, and each DTRT private placement warrant and public warrant will be converted into one private placement warrant of New Pubco and one public warrant of New Pubco, respectively, each exercisable for one share of New Pubco common stock.

Under the Merger Agreement, in connection with the Second Merger, DTRT has agreed to indirectly acquire all of the outstanding equity interests of CDH for approximately $527 million in aggregate consideration, subject to specified adjustments, which will be paid at the effective time of the Business Combination. Such consideration will be paid in cash and shares of common stock of New Pubco, calculated based on the per share merger consideration value formula as set forth in the Merger Agreement and, in the case of the shares of common stock of New Pubco, calculated based on a price of $10.20 per share (the “Closing Price”). The cash consideration is expected to be $118.35 million, less certain advisor expenses, and the remainder of the aggregate consideration will be paid in shares of common stock of New Pubco. The stock consideration is subject to the following adjustments: (i) an increase for CDH’s cash on hand as of closing; (ii) a decrease for CDH’s indebtedness as of Closing; (iii) a decrease for certain advisor expenses; (iv) an increase or decrease for CDH’s working capital as compared to a working capital target; (v) an increase or decrease for the amount by which CDH’s transaction expenses are less than (or greater than) $7 million; and (vi) an increase for credited expenses paid by CDH.

The parties to the Merger Agreement have made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants with respect to the conduct of CDH, DTRT, Grizzly Merger Sub and New Pubco prior to the closing of the Business Combination.

The closing of the Business Combination is subject to certain customary conditions, including, among other things: (i) approval by DTRT’s stockholders of the proposals being presented at the special meeting, (ii) the expiration or termination of the waiting period (or any extension thereof) applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (iii) the absence of a material adverse regulatory event by a governmental entity that enjoins, prohibits or makes illegal the consummation of the Business Combination, (iv) DTRT obtaining financing satisfactory to CDH, (v) certain contracts of CDH and its subsidiaries that have been agreed to between the parties being in full force and effect and (vi) the approval of listing of the shares of New Pubco common stock on one of the Nasdaq market tiers.

The Merger Agreement may be terminated by DTRT or CDH under certain circumstances, including, among others, (i) by written consent of DTRT and CDH, (ii) by either DTRT or CDH if the effective time of the Second Merger has not occurred within 270 days following the date of the Merger Agreement, (iii) by DTRT or CDH if DTRT has not obtained the required approval of its stockholders at the special meeting, and (iv) by CDH if CDH’s board of directors withdraws its recommendation of the adoption of the Second Merger by the CDH shareholders.

The foregoing description of the Merger Agreement and the Business Combination does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The Merger Agreement contains representations, warranties and covenants that the parties to the Merger Agreement made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The Merger Agreement has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about DTRT, CDH or any other party to the Merger Agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Merger Agreement

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may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Certain Related Agreements

Registration Rights Agreement

At the closing of the Business Combination, New Pubco, DTRT, DTRT Health Sponsor LLC (the “Sponsor”), certain members of the Sponsor (the “Sponsor Members”) and the holders of CDH capital stock (the “CDH shareholders” and together with the Sponsor and the Sponsor Members, the “Holders”) will enter into a registration rights agreement (the “Registration Rights Agreement”). Pursuant to the terms of the Registration Rights Agreement, New Pubco will be obligated to file a registration statement to register the resale of certain securities of the New Pubco held by such Holders. In addition, such Holders may make a written demand to New Pubco for an underwritten offering at any time after the three hundred seventy-fifth (375th) day following the consummation of the Business Combination (or such earlier time in the event that the demand is with respect to greater than 65% of the registrable securities and New Pubco has obtained the prior written consent of the Sponsor). The Registration Rights Agreement will also provide such Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

Sponsor Agreement

In connection with the execution of the Merger Agreement, the Sponsor entered into an agreement (the “Sponsor Agreement”) with DTRT, New Pubco and CDH, pursuant to which the Sponsor agreed, among other things, to vote all shares of DTRT common stock beneficially owned by it in favor of each of the proposals at the Special Meeting and against any proposal that would impede the consummation of the Business Combination.

The Sponsor also agreed that it would comply with and fully perform its obligations set forth in a Voting Letter Agreement, dated September 1, 2021 (the “Voting Letter Agreement”), including its obligation not to redeem any shares of DTRT Class A common stock or DTRT Class B common stock owned by it in connection with the transactions. The Sponsor further agreed not to permit any amendment or modification or consent to the termination of certain contracts, including the Voting Letter Agreement, and to comply with the transfer restrictions set forth in the Voting Letter Agreement irrespective of any release or waiver thereof.

The Sponsor Agreement provides that the Sponsor will not redeem any shares of DTRT common stock.

Stockholders Agreement

In connection with the execution of the Merger Agreement, New Pubco entered into a Stockholders Agreement (each, a “Stockholders Agreement”) with each of the CDH shareholders. Pursuant to the Stockholders Agreement, CDH shareholders agreed, among other things, to: (i) keep the confidential information of CDH confidential; (ii) not compete with CDH for five (5)

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years following the closing in the states in which CDH is operating, or is demonstrably considering operating in, as of the closing; (iii) not solicit employees, customers or suppliers of CDH for five (5) years following the closing; and (iv) not disparage CDH, any subsidiaries of CDH, DTRT or New Pubco. In addition, each CDH shareholder made certain representations and warranties to New Pubco, including, among other representations and warranties, with respect to ownership of the shares of CDH common stock, absence of liens on the shares of CDH common stock, voting power over the shares of CDH common stock, and ability to enter into the Stockholders Agreement.

In addition, as of and contingent upon the Closing, each CDH shareholder will release and discharge CDH, New Pubco, and DTRT and their respective subsidiaries from any claims solely to the extent arising from or related to such CDH shareholder’s ownership of the shares of CDH common stock prior to closing, subject to certain limitations of the release included in the Stockholders Agreement.

Each Stockholders Agreement may be amended or modified in whole or in part only by a duly authorized agreement in writing executed by each of the parties to such Stockholders Agreement.

Notwithstanding anything to the contrary contained in the Stockholders Agreement, in the event the Merger Agreement is terminated in accordance with its terms prior to the Closing, the Stockholders Agreement and all rights and obligations of the parties thereto will automatically terminate and be of no further force and effect.

Equity Exchange Agreement

In connection with the execution of the Merger Agreement, New Pubco entered into an Equity Exchange Agreement (the “Equity Exchange Agreement”) with CDH and Home Care Workers Purpose Trust, a Delaware Noncharitable Purpose Trust (“HCT”). HCT owns a twenty percent (20%) limited liability company interest in Consumer Direct Care Washington, LLC, a Washington limited liability company (“CD Washington”), and CDH owns an eighty percent (80%) limited liability company interest in CD Washington. Pursuant to the Equity Exchange Agreement, HCT will transfer its interest in CD Washington to New Pubco, which New Pubco will contribute to CDH, with CDH becoming the sole member of CD Washington effective as of closing.

In exchange for HCT’s transfer of its interest in CD Washington to New Pubco, New Pubco will issue to HCT 430,000 shares of New Pubco common stock and has entered into a Management Services Agreement pursuant to which HCT will, following the closing, continue to provide management services to CD Washington in exchange for a monthly management fee equal to $0.50 multiplied by the number of active CD Washington employees employed as an individual provider. Each of (i) a business plan for CD Washington for the five-year period beginning on December 31, 2022, (ii) an annual budget for items with respect to the workforce development item(s) of the Business Purposes (as defined in the Management Services Agreement) for each fiscal year of CD Washington, by January 31 of the fiscal year to which such budget relates, and (iii) an annual operating budget for each fiscal year of CD Washington, by January 31 of the fiscal year to which the annual operating budget relates, will be subject to approval by the CD Washington board of managers with the written consent of a majority of the HCT managers then on the CD Washington board of managers before becoming effective.

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Pursuant to the Equity Exchange Agreement, New Pubco agreed to file with the SEC, within thirty (30) days after Closing, a registration statement on Form S-1 registering the resale of the shares of New Pubco common stock issued to HCT pursuant to the Equity Exchange Agreement. In addition, HCT released New Pubco, CDH and CD Washington from any claims that HCT has against New Pubco, CDH or CD Washington under the operating agreement of CD Washington or otherwise to the extent that such claims under CD Washington’s operating agreement or that arise from or relate to HCT’s ownership of equity in CD Washington prior to the closing of the transactions under the Equity Exchange Agreement, subject to certain limitations of the release included in the Equity Exchange Agreement.

Lockup Agreement

In connection with the execution of the Merger Agreement, the CDH shareholders, the Sponsor and DTRT have entered into a lockup agreement (the “Lockup Agreement”). Pursuant to the Lockup Agreement, none of the Sponsor nor any of the CDH shareholders may, with limited exceptions, transfer New Pubco common stock until the earliest of (i) 365 days after (and excluding) the date of closing, (ii) the date on which the last reported sale price of New Pubco common stock equals or exceeds $12.00 per share (subject to adjustment) for any 20 trading days within any 30-trading day period commencing at least 151 days after the date of closing (provided, that any sales prior to the date that is 365 after (and excluding) the closing may only be to purchasers who do not constitute affiliates of New Pubco), and (iii) subsequent to the date of closing, the date on which New Pubco completes a liquidation, merger, tender offer, capital stock exchange, reorganization, bankruptcy or other similar transaction that results in a change of greater than 50% of the total voting stock of New Pubco. Additionally, pursuant to the Lockup Agreement, each of the Sponsor and the CDH shareholders may not, with limited exceptions, transfer New Pubco warrants from the date of closing until the end of the 30th day after the closing. Following the closing, approximately 71% of shares of New Pubco common stock (assuming no redemptions) will be subject to lockup restrictions, including 5,750,000 shares of New Pubco common stock subject to lockup restrictions in accordance with the terms of the Voting Letter Agreement.

The foregoing descriptions of agreements and the transactions and documents contemplated thereby are not complete and are subject to, and qualified in their entirety by reference to, the Merger Agreement, the form of Registration Rights Agreement, the Sponsor Agreement, the form of Stockholders Agreement, the Equity Exchange Agreement and the Lockup Agreement, copies of which are filed with this Current Report on Form 8-K as Exhibits 2.1, 10.1, 10.2, 10.3, 10.4 and 10.5, respectively, and the terms of which are incorporated by reference herein.

Item 3.02.	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. Certain of the shares of New Pubco common stock issuable in connection with the transactions contemplated by the Business Combination may not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

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Item 7.01.	Regulation FD Disclosure.

On September 29, 2022, the Company issued a press release announcing the execution of the Merger Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of the Company under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information of the information in this Item 7.01, including Exhibit 99.1.

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, the Company intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of the DTRT Class A common stock and DTRT Class B common stock in connection with the Company’s solicitation of proxies for the vote by the Company’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of the Company to be issued in the Business Combination. The Company’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as these materials will contain important information about the parties to the Merger Agreement, the Company and the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to stockholders of the Company as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: DTRT Health Acquisition Corp., 1415 West 22nd Street, Tower Floor, Oak Brook, IL 60523, Attention: Don Klink, Chief Financial Officer, (312) 316-5473.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Company’s Annual Report on Form 10-K for the fiscal year ended

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December 31, 2021, which was filed with the SEC on April 1, 2022, and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to DTRT Health Acquisition Corp., 1415 West 22nd Street, Tower Floor, Oak Brook, IL 60523, Attention: Don Klink, Chief Financial Officer, (312) 316-5473. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

CDH and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be contained in the Registration Statement when available.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s and CDH’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s and CDH’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s and CDH’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement or could otherwise cause the transactions contemplated therein to fail to close; (ii) the outcome of any legal proceedings that may be instituted against the Company, CDH, CDCN or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (iii) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of the Company or CDH; (iv) the inability of CDH to satisfy other conditions to closing; (v) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (vi) the ability to meet stock exchange listing standards in connection with and following the consummation of the proposed Business Combination; (vii) the risk that the proposed Business Combination disrupts current plans and operations of CDH as a result of the announcement and consummation of the proposed Business Combination; (viii) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of CDCN to grow and manage growth profitably, the ability of CDCN to maintain relationships with customers, suppliers, labor unions and other organizations that have a role in the business of CDH and the ability of CDCN to retain its management and key employees; (ix) costs related to the Business Combination; (x) changes in applicable laws or regulations, including those affecting in-home healthcare; (xi) the possibility that CDH or CDCN may be adversely affected by other

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economic, business, regulatory, and/or competitive factors; (xii) CDH’s estimates of expenses and profitability; (xiii) the evolution of the markets in which CDH competes; (xiv) the ability of CDH to implement its strategic initiatives and continue to innovate its existing offerings; (xv) the ability of CDH to satisfy regulatory requirements; (xvi) the impact of the COVID-19 pandemic on CDH’s and CDCN’s business; and (xvii) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on April 1, 2022, and other risks and uncertainties indicated from time to time in the definitive proxy statement to be delivered to the Company’s stockholders and the related registration statement on Form S-4, including those set forth under “Risk Factors” therein, and other documents to be filed with the SEC by the Company. The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01.	Financial Statements and Exhibits.

(d)    Exhibits.

Exhibit Number	Description

2.1†	Merger Agreement, dated as of September 28, 2022, by and among DTRT Health Acquisition Corp., Grizzly New Pubco, Inc., Grizzly Merger Sub, Inc. and Consumer Direct Holdings, Inc.

10.1	Form of Registration Rights Agreement by and among DTRT Health Acquisition Corp., DTRT Health Sponsor LLC, certain members of DTRT Health Sponsor LLC and the shareholders of Consumer Direct Holdings, Inc.

10.2	Sponsor Agreement, dated as of September 28, 2022, by and among DTRT Health Acquisition Corp., Grizzly New Pubco, Inc. and Consumer Direct Holdings, Inc.

10.3	Form of Stockholders Agreement by and among Grizzly New Pubco, Inc. and each of the shareholders of Consumer Direct Holdings, Inc.

10.4	Equity Exchange Agreement, dated as of September 12, 2022, by and among Consumer Direct Care Washington, LLC, Consumer Direct Holdings, Inc., Grizzly New Pubco, Inc. and Home Care Workers Purpose Trust.

10.5	Lockup Agreement, dated as of September 28, 2022, by and among certain shareholders of Consumer Direct Holdings, Inc., DTRT Health Sponsor LLC and DTRT Health Acquisition Corp.

99.1	Press Release, dated September 29, 2022.

104	Cover Page Interactive Data File (embedded with the Inline XBRL document).

†

Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DTRT HEALTH ACQUISITION CORP.

	By:	/s/ Mark Heaney
	Name:	Mark Heaney
	Title:	Chief Executive Officer

Date: September 29, 2022

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Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

DTRT HEALTH ACQUISITION CORP.,

GRIZZLY NEW PUBCO, INC.,

GRIZZLY MERGER SUB, INC.,

CONSUMER DIRECT HOLDINGS, INC.

and

THE PRE-CLOSING HOLDER REPRESENTATIVE

Dated as of September 28, 2022

TABLE OF CONTENTS

ARTICLE I CERTAIN DEFINITIONS

- i -

- ii -

- iii -

EXHIBITS

Exhibit A	–	Form of Sponsor Agreement
Exhibit B	–	Form of Lockup Agreement
Exhibit C	–	New Pubco Charter
Exhibit D	–	New Pubco Bylaws
Exhibit E	–	Form of Registration Rights Agreement
Exhibit F	–	Form of Stockholder’s Agreement
Exhibit G	–	Form of First Certificate of Merger
Exhibit H	–	Form of Second Certificate of Merger
Exhibit I	–	Form of Incentive Equity Plan
Exhibit J	–	Form of ESPP

- iv -

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of September 28, 2022, by and among DTRT Health Acquisition Corp., a Delaware corporation (“SPAC”), Grizzly New Pubco, Inc., a Delaware corporation and direct, wholly-owned subsidiary of SPAC (“New Pubco”), Grizzly Merger Sub, Inc., a Delaware corporation and direct, wholly-owned subsidiary of New Pubco (“DTRT Merger Sub”), Consumer Direct Holdings, Inc., a Montana corporation (the “Company”), and the Pre-Closing Holder Representative. SPAC, New Pubco, DTRT Merger Sub and the Company are collectively referred to herein as the “Parties” and individually as a “Party.”

RECITALS

WHEREAS, SPAC is a blank check company incorporated in Delaware and formed to acquire one or more operating businesses through a Business Combination;

WHEREAS, New Pubco is a newly formed wholly-owned direct subsidiary of SPAC;

WHEREAS, DTRT Merger Sub is a newly formed wholly-owned direct subsidiary of New Pubco;

WHEREAS, at least one day prior to the Closing Date, subject to the terms and conditions of this Agreement, the Pre-Closing Holders shall form a Delaware corporation (“Newco”) and contribute all of the issued and outstanding shares of Company Common Stock to Newco in exchange for shares of Newco Common Stock (the “Contribution”);

WHEREAS, immediately following the Contribution, subject to the terms and conditions of this Agreement, Newco shall elect to treat the Company as a “qualified Subchapter S subsidiary” pursuant to Section 1361(b)(3)(B) of the Code effective as of the date of the Contribution (the “Q Sub Election”);

WHEREAS, on the Closing Date, subject to the terms and conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (“DGCL”) and other applicable Laws, DTRT Merger Sub shall be merged with and into SPAC (the “First Merger”), SPAC’s stockholders shall receive shares of New Pubco Common Stock in exchange for their shares of SPAC Common Stock and New Pubco Private Placement Warrants in exchange for their SPAC Private Placement Warrants, and SPAC shall be the surviving entity in the First Merger, and continue (immediately following the First Merger) as a wholly-owned Subsidiary of New Pubco (the “Surviving Corporation”);

WHEREAS, on the Closing Date and following the First Merger, subject to the terms and conditions of this Agreement and in accordance with the DGCL and other applicable laws, the Surviving Corporation shall convert into a Delaware limited liability company (the “Conversion”);

WHEREAS, on the Closing Date, subject to the terms and conditions of this Agreement and the DGCL and other applicable Laws, Newco shall be merged with and into New Pubco (the “Second Merger” and together with the First Merger, the “Mergers”), with New Pubco being the surviving entity of the Second Merger (the “Surviving Entity”);

WHEREAS, the Parties intend (i) for U.S. federal and applicable state income tax purposes, that (A) the Contribution, together with the Q Sub Election be treated as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, (B) the First Merger, together with the Conversion be treated as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, and (C) the Second Merger be treated as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code (taken together, (A), (B) and (C) shall be referred to herein as the “Intended Tax Treatment”), and (ii) for this Agreement to constitute, and hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g);

WHEREAS, the board of directors of the Company has (i) determined that the Contribution, the Second Merger and the other Transactions are in the best interests of the Company and the Pre-Closing Holders, and declared it advisable that the Company enter into this Agreement, (ii) approved this Agreement and the Transactions, on the terms and subject to the conditions of this Agreement, and (iii) adopted a resolution recommending the Second Merger be adopted by the Pre-Closing Holders (the “Company Board Recommendation”);

WHEREAS, the board of directors of SPAC (the “SPAC Board”) has (i) determined that the Mergers and the other Transactions (including the SPAC Stockholder Matters) are in the best interests of SPAC and the stockholders of SPAC, and declared it advisable that SPAC enter into this Agreement, (ii) approved this Agreement and the Transactions (including the SPAC Stockholder Matters), on the terms and subject to the conditions of this Agreement, and (iii) adopted a resolution recommending to its stockholders the SPAC Stockholder Matters (the “SPAC Board Recommendation”);

WHEREAS, the board of directors of New Pubco has (i) determined that the Mergers and the other Transactions are in the best interests of New Pubco and SPAC, as its sole stockholder, and declared it advisable that New Pubco to enter into this Agreement, (ii) approved this Agreement and the Transactions, on the terms and conditions of this Agreement, and (iii) adopted a resolution recommending the Mergers, and the Conversion be adopted by SPAC, as its sole stockholder;

WHEREAS, the board of directors of DTRT Merger Sub has (i) determined that the First Merger, the Conversion and the other Transactions are in the best interests of DTRT Merger Sub and New Pubco, as its sole stockholder, and declared it advisable that DTRT Merger Sub enter into this Agreement, (ii) approved this Agreement and the Transactions, on the terms and conditions of this Agreement, and (iii) adopted a resolution recommending the First Merger and the Conversion be adopted by New Pubco, as its sole stockholder;

WHEREAS, concurrently with the execution and delivery of this Agreement, Sponsor, SPAC and the Company have entered into the Sponsor Agreement substantially in the form of Exhibit A attached hereto (the “Sponsor Agreement”), dated as of the date hereof;

WHEREAS, concurrently with the execution and delivery of this Agreement, in connection with the Merger, the Company, SPAC, the Pre-Closing Holders and the Sponsor have entered into those certain lockup agreements (collectively, the “Lockup Agreement”), substantially in the form set forth on Exhibit B, each to be effective upon the Closing;

WHEREAS, concurrently with the execution and delivery of this Agreement, New Pubco and each Pre-Closing Holder shall enter into a stockholder’s agreement (the “Stockholder’s Agreements”), substantially in the form of Exhibit F attached hereto; and

WHEREAS, at the Closing, New Pubco, Sponsor, the Pre-Closing Holders and the other parties thereto shall enter into the registration rights agreement (with such changes as may be agreed in writing New Pubco and the Company, the “Registration Rights Agreement”) substantially in the form of Exhibit E attached hereto.

NOW, THEREFORE, the Parties hereby agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.01 Definitions. For purposes of this Agreement, the following capitalized terms have the following meanings:

“Acquisition Transaction” has the meaning set forth in Section 8.03(a).

“Action” means any claim, action, suit, charge, complaint, audit, investigation, arbitration or legal, judicial or administrative proceeding (whether at law or in equity) by or before any Governmental Authority.

“Additional SEC Reports” has the meaning set forth in Section 5.09(a).

“Advisor Expenses” means all unpaid expenses payable to the Company’s financial advisor in connection with the Closing of the Transactions.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise. The term “control” means the ownership of a majority of the voting securities of the applicable Person or the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of the applicable Person, whether through ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Aggregate Merger Consideration” means the (a) the Company Cash Consideration plus (b) the Company Stock Consideration.

“Agreement” has the meaning specified in the Preamble hereto.

“Allocation Schedule” has the meaning set forth in Section 3.06.

“Alternate Business Combination Proposal” has the meaning set forth in Section 8.03(b).

“Anti-Corruption Laws” means all U.S. and non-U.S. Laws relating to the prevention of corruption, bribery, and money laundering, including the U.S. Foreign Corrupt Practices Act of 1977 and the UK Bribery Act of 2010.

“Audited Combined Company Financial Statements” has the meaning set forth in Section 6.04(a).

“Benefit Plan” means each “employee benefit plan” as defined in Section 3(3) of ERISA, and any equity ownership, equity purchase, equity option, phantom equity, equity or other equity-based incentive award, severance, employment, consulting, retention, change-in-control, fringe benefit, bonus, incentive, deferred compensation, vacation, paid time off, health and welfare, pension, supplemental requirement, employee loan and all other benefit or compensation plans, agreements, programs, policies, Contracts or other arrangements, whether or not subject to ERISA.

“Business Combination” has the meaning ascribed to such term in the Certificate of Incorporation.

“Business Combination Proposal” has the meaning set forth in the definition of “SPAC Stockholder Matters”.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close or unable to open.

“CARES Act” means the Coronavirus Aid, Relief and Economic Security Act.

“CBA” has the meaning set forth in Section 4.14(a).

“Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of SPAC, as in effect on the date hereof.

“Certificate of Conversion” has the meaning set forth in Section 2.01(b).

“Change in Recommendation” has the meaning set forth in Section 8.02(b).

“CIA” means a corporate integrity agreement required by the Office of Inspector General of the United States Department of Health and Human Services or similar agreement or consent agreement or Governmental Order.

“Closing” has the meaning set forth in Section 3.04(a).

“Closing Company Cash Balance” means, as of the Second Effective Time, cash, cash equivalents and marketable securities of the Company and its Subsidiaries (without duplication), including the amounts of any received but uncleared checks and any deposits made but not yet available (which for the avoidance of doubt shall include any third-party checks deposited in or wire transfers issued to the accounts of the Company), but excluding (i) Restricted Cash or (ii) amounts of any checks or wire transfers issued against the accounts of the Company that remain outstanding; provided, however, that for purposes of calculating the Month-End Working Capital for any given month, the Closing Company Cash Balance shall be based on the Company’s books and records (prepared in the ordinary course of business) as of the end of the applicable month.

“Closing Company Indebtedness” means, as of the Second Effective Time, the aggregate amount of Indebtedness of the Company and its Subsidiaries (without duplication); provided, however, that for purposes of calculating the Month-End Working Capital for any given month, the Closing Company Indebtedness shall be based on the Company’s books and records (prepared in the ordinary course of business) as of the end of the applicable month.

“Closing Date” has the meaning set forth in Section 3.04(a).

“Closing Filing” has the meaning set forth in Section 8.05(c).

“Closing Press Release” has the meaning set forth in Section 8.05(c).

“Code” means the U.S. Internal Revenue Code of 1986.

“Combined Company Interim Financial Statements” has the meaning set forth in Section 6.04(a).

“Company” has the meaning specified in the Preamble hereto.

“Company Benefit Plan” has the meaning set forth in Section 4.13(a).

“Company Board Recommendation” has the meaning specified in the Recitals hereto.

“Company Board Recommendation Withdrawal” has the meaning specified in Section 8.02(b).

“Company Cash Consideration” means $118,350,000 less any Advisor Expenses in excess of $8,000,000, plus the Potential Tax Adjustment (if any).

“Company Closing Statement” has the meaning set forth in Section 3.03(b).

“Company Common Stock” means the common stock, no par value per share, of the Company.

“Company Employees” means, with respect to the Company, each employee of the Company or its Subsidiaries.

“Company Equity Value” means $527,000,000.

“Company Material Adverse Effect” means, any change, event, circumstance, occurrence, effect, development or state of facts that, individually or in the aggregate, with any other change, event, circumstance, occurrence, effect, development or state of facts has had or would reasonably be expected to either (a) have a material adverse effect on the business, assets, operations, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, or (b) have a material adverse effect on the ability of the Company or Newco to consummate the Transactions; provided, however, that in no event shall any of the following be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur: (i) any change in applicable Laws (including COVID-19 Measures) or GAAP or any official or judicial interpretation thereof, (ii) any change in interest rates or economic, political, business, financial, commodity, currency or market conditions generally, or any changes generally affecting the economy, markets or industry in which the Company, Newco or their Subsidiaries operate, (iii) the announcement of this Agreement, the pendency or consummation of the Mergers or the performance of this Agreement (provided, that this clause (iii) shall not prevent or otherwise affect a determination that any change or effect resulting from a change or termination of the relationship between the Company and its Subsidiaries on the one hand and any customer, supplier and other Person with whom it and they have material business relations, on the other hand, has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, a Company Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Company Material Adverse Effect)), (iv) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, act of nature or other force majeure event or any epidemic, disease, outbreak or pandemic (including COVID-19), or any escalation or worsening thereof, (v) any national or international political or social conditions in countries in which, or in the proximate geographic region of which, the Company, Newco or their Subsidiaries operate, including the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel, (vi) any failure of the Company, Newco or their Subsidiaries to meet any projections, forecasts or budgets (provided, that this clause (vi) shall not prevent or otherwise affect a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, a Company Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Company Material Adverse Effect)), (vii) any action required to be taken, or required not to be taken, pursuant to the terms of this Agreement or (viii) any action taken by, or at the request or with the consent of, any of the SPAC Parties; provided, that in the case of clauses (i), (ii), (iv), and (v), such changes may be taken into account to the extent (but only to the extent) that such changes have had a disproportionate impact on the Company, Newco and their Subsidiaries, taken as a whole, as compared to other industry participants in the locations, industries or markets in which the Company, Newco and their Subsidiaries operate.

“Company Material Contracts” has the meaning set forth in Section 4.12(a).

“Company Related Party Contract” has the meaning set forth in Section 4.22.

“Company Specified Representations” has the meaning set forth in Section 9.02(a)(i).

“Company Stock Consideration” means a number of shares of New Pubco Common Stock equal to (a) the sum of (i) the Company Equity Value, minus (ii) the Company Cash Consideration, minus (iii) the Advisor Expenses in excess of $8,000,000, plus (iv) the Closing Company Cash Balance, less (v) Closing Company Indebtedness, plus (vi) the Working Capital Adjustments, plus (or minus) (vii) the amount by which the Company Transaction Expenses are less than (or greater than) $7,000,000 (if any), plus (viii) the amount of Credited Expenses paid by the Company, divided by (b) $10.20.

“Company Subsidiaries” has the meaning set forth in Section 4.02.

“Company Transaction Expenses” means (a) all fees, costs and expenses of the Company and its Subsidiaries incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Transaction Agreements and the consummation of the Transactions, to the extent unpaid as of the Closing (including the fees, costs, expenses and disbursements of counsel, accountants, advisors and consultants to the Company and its Subsidiaries); and (b) any “single trigger” stay, retention, transaction, severance, change of control or other similar bonuses, compensation or amounts paid or payable by the Company in connection with the consummation of the Transactions (including the employer portion of any employment, withholding, payroll, social security, unemployment or similar Taxes imposed on such amounts, determined assuming (1) such amounts are payable as of or shortly after the Closing Date, and (2) no deferral of such Taxes has occurred under any COVID-19 legislation relief program); provided, however, that the Company Transaction Expenses shall not include (i) the Advisor Expenses, (ii) the third-party fees, costs and expenses of the Company and its Subsidiaries incurred in connection with the preparation of the Combined Company Financial Statements and the Audited Combined Financial Statements, (iii) the Public Company Preparedness Fees, (iv) the Government Payments, (v) the Registration Payments, (vi) the expenses identified on Schedule 1.01(a), to the extent unpaid as of the Closing, and (vii) any Transfer Taxes.

“Confidentiality Agreement” has the meaning set forth in Section 11.09.

“Consent” means any notice, authorization, qualification, registration, filing, notification, waiver, consent, clearance or approval to be obtained from, filed with or delivered to, a Governmental Authority.

“Contracts” means any contracts, agreements, licenses, subcontracts, leases, subleases, concessions and purchase orders and other commitments or arrangements, in each case that are legally binding upon a Person or its properties or assets.

“Contribution” has the meaning specified in the Recitals hereto.

“Conversion” has the meaning specified in the Recitals hereto.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or variants thereof or any other related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, directive, guidelines or recommendations by any Governmental Authority (including the Centers for Disease Control and the World Health Organization) in each case in connection with, related to or in response to COVID-19, including the CARES Act or any changes thereto.

“Credited Expenses” means (a) all Government Payments contemplated by Section 8.01(a), (b) all Registration Payments contemplated by Section 8.02(a)(v), (c) the third-party fees, costs and expenses of the Company and its Subsidiaries incurred in connection with the preparation of the Combined Company Interim Financial Statements and the Audited Combined Financial Statements, (d) the Public Company Preparedness Fees, (e) the expenses identified on Schedule 1.01(a), (f) the costs, fees, or expenses related to the purchase by the Pre-Closing Holders of the Tax Indemnity Policy, and (g) any Transfer Taxes, in each case, to the extent paid by the Company or its Subsidiaries prior to Closing; provided, however, that for purposes of calculating the Month-End Working Capital for any given month, the Credited Expenses shall be based on the Company’s books and records (prepared in the ordinary course of business) as of the end of the applicable month.

“Data Security Requirements” means, collectively, all of the following to the extent governing the Processing of Protected Data or otherwise relating to data privacy, data security, or security breach notification requirements and directly applicable to the Company or its Subsidiaries: (a) all applicable Laws, (b) applicable industry standards to which the Company or its Subsidiaries are bound under applicable Laws, and (c) all public-facing policies on websites of the Company or its Subsidiaries, including all website and mobile application privacy policies.

“Debt Financing” has the meaning set forth in Section 8.08(a).

“Debt Financing Sources” has the meaning set forth in Section 8.08(a).

“Definitive Financing Agreements” has the meaning set forth in Section 8.08(a).

“DGCL” has the meaning specified in the Recitals hereto.

“Dissenting Shares” has the meaning set forth in Section 3.07.

“DTRT Merger Sub” has the meaning specified in the Preamble hereto.

“Enforceability Exceptions” has the meaning set forth in Section 4.03.

“Environmental Laws” means any and all applicable Laws relating to pollution, human health and safety or protection of the environment (including natural resources), or the use, storage, emission, distribution, transport, handling, disposal or release of, or exposure of any Person to, Hazardous Materials.

“Equity Securities” means, with respect to any Person, (a) any shares of capital or capital stock, partnership, membership, joint venture or similar interest, or other voting securities of, or other ownership interest in, such Person, (b) any securities of such Person convertible into or exchangeable for cash or shares of capital or capital stock or other voting securities of, or other ownership interests in, such Person, (c) any warrants, calls, options or other rights to acquire from such Person, or other obligations of such Person to issue, any shares of capital or capital stock or other voting securities of, or other ownership interests in, or securities convertible into or exchangeable for shares of capital or capital stock or other voting securities of, or other ownership interests in, such Person, (d) any restricted shares, stock appreciation rights, restricted units, performance units, contingent value rights, “phantom” stock or similar securities or rights issued by or with the approval of such Person that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital or capital stock or other voting securities of, other ownership interests in, or any business, products or assets of, such Person, and (e) any securities issued or issuable with respect to the securities or interests referred to in clauses (a) through (d) above in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” has the meaning set forth in Section 4.13(g).

“ESPP” has the meaning set forth in Section 7.06.

“ESPP Proposal” has the meaning set forth in the definition of “SPAC Stockholder Matters”.

“Evaluation Material” has the meaning set forth in Section 7.10(a).

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Agent” has the meaning set forth in Section 3.02(a).

“Extension” has the meaning set forth in Section 7.02(b).

“Financing Transactions” means the Debt Financing, if any, and the PIPE Financing, if any.

“Financial Statements” has the meaning set forth in Section 4.08(a).

“Financing” means any PIPE Financing or Debt Financing.

“FINRA” means Financial Industry Regulatory Authority.

“First Certificate of Merger” has the meaning set forth in Section 2.02(a).

“First Effective Time” has the meaning set forth in Section 2.02(a).

“First Merger” has the meaning set forth in the Recitals hereto.

“Foreign Plan” has the meaning set forth in Section 4.13(k).

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Government Payments” has the meaning set forth in Section 8.02(a)(i).

“Government Reimbursement Program” means the Medicare or Medicaid Program, the federal TRICARE program, and any other, similar or successor federal, state or local healthcare payment programs with or sponsored by any Governmental Authority.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, legislative agency, executive agency, regulatory or administrative agency (including the SEC and state securities agencies or regulatory bodies), self-regulatory organization (including FINRA), governmental commission, department, board, bureau, agency or instrumentality, court, arbitral body (public or private) or tribunal.

“Governmental Order” means any order, judgment, injunction, decree, writ, ruling, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Material” means material, substance or waste that is listed, regulated, or otherwise defined as “hazardous,” “toxic,” or “radioactive,” or as a “pollutant” or “contaminant” (or words of similar intent or meaning) under Environmental Laws, including but not limited to petroleum, petroleum by-products, asbestos or asbestos-containing material, polychlorinated biphenyls, per and polyfluoroalkyl substances, flammable or explosive substances, or pesticides.

“Healthcare Laws” means Title XVIII of the Social Security Act, 42 U.S.C. §§ 1395-1395lll (the Medicare statute), including specifically, the Ethics in Patient Referrals Act, as amended, 42 U.S.C. § 1395nn including the regulations and subregulatory guidance promulgated thereunder; Title XIX of the Social Security Act, 42 U.S.C. §§ 1396-1396w-5 (the Medicaid statute) including the regulations and subregulatory guidance promulgated thereunder; the Federal Health Care Program Anti-Kickback Statute, 42 U.S.C. § 1320a-7b(b); the Federal Civil False Claims Act, as amended, 31 U.S.C. §§ 3729-3733; the Program Fraud Civil Remedies Act, 31 U.S.C. §§ 3801-3812; the Federal Criminal False Claims Act (18 U.S.C. § 287); the False Statements Relating to Health Care Matters Law (18 U.S.C. § 1035); Health Care Fraud (18 U.S.C. § 1347); the Anti-Kickback Act of 1986, 41 U.S.C. §§ 51-58; the Civil Monetary Penalties Law, 42 U.S.C. §§ 1320a-7a and 1320a-7b; the Exclusion Laws, 42 U.S.C. § 1320a-7; the Clinical Laboratory Improvement Amendments of 1988 (42 U.S.C. § 263a et seq.); HIPAA; any similar state and local Laws that address the subject matter of the foregoing; any state licensure Laws relating to the regulation, provision or administration of, or payment for, healthcare items, services or goods and the ownership or operation of a licensed healthcare facility; any state Law concerning the splitting of healthcare professional fees or kickbacks; any state Law concerning healthcare professional self-referrals; kickbacks or false claims; any applicable state requirements for business corporations, limited liability companies, or professional entities that provide home care services, nursing services, or a related learned healthcare profession; workers compensation; any applicable state and federal controlled substance and drug diversion Laws, including, the Federal Controlled Substances Act (21 U.S.C. § 801, et seq.) and the regulations promulgated thereunder; and all applicable implementing regulations, rules, ordinances and Orders related to any of the foregoing.

“HIPAA” means the Administrative Simplification provisions of title II, subtitle F, of the Health Insurance Portability and Accountability Act of 1996 (Public Law 104-191) and all regulations promulgated thereunder, including the Privacy Standards (45 C.F.R. Parts 160 and 164, Subparts A and E), the Electronic Transactions Standards (45 C.F.R. Parts 160 and 162), and the Security Standards (45 C.F.R. Parts 160 and 164, Subparts A and C), the Enforcement Rule (45 C.F.R. Part 160, Subparts C-E), and the Breach Notification Rule (45 C.F.R. Part 164, Subpart D), as amended by the HITECH Act, the final HIPAA/HITECH Omnibus Rules published by the U.S. Department of Health and Human Services on January 25, 2013, and as otherwise may be amended from time to time.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the rules and regulations promulgated thereunder.

“Incentive Equity Plan” has the meaning set forth in Section 7.06.

“Incentive Equity Plan Proposal” has the meaning set forth in the definition of “SPAC Stockholder Matters”.

“Indebtedness” means, with respect to any Person as of any time, without duplication, (a) the outstanding principal amount of and accrued and unpaid interest on, and other payment obligations for, all indebtedness for borrowed money of such Person or indebtedness issued by such Person in substitution or exchange for borrowed money, (b) all indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security, in each case, as of such time of such Person, (c) any contingent obligations for the deferred purchase price of property or other services, including “earn-outs” and “seller notes” (but excluding trade payables incurred in the ordinary course of business that are not past due), (d) all obligations as lessee that are required to be capitalized in accordance with GAAP, (e) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, to the extent drawn or claimed against, (f) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (g) any premiums, prepayment fees or other penalties, fees, costs, expenses or other amounts payable upon the discharge of any Indebtedness of such Person, (h) any amounts owing under any COVID-19 legislation relief program (including, for the avoidance of doubt, with respect to the Company and its Subsidiaries, (i) any and all liabilities for amounts that the Company or any of its Subsidiaries has deferred pursuant to Section 2302 of the CARES Act, (ii) any and all liabilities for any amount not forgiven under the Paycheck Protection Program, and (iii) all Taxes (including withholding Taxes) deferred pursuant to Internal Revenue Service Notice 2020-65 or any related or similar order or declaration from any Governmental Authority (including the Presidential Memorandum, dated August 8, 2020, issued by the President of the United States)), (i) any unfunded benefit liabilities related to any retirement plan or scheme or any deferred compensation plan, program, agreement or arrangement, other than any “single trigger” stay, retention, transaction, severance, change of control or other similar bonuses, compensation or amounts paid or payable by the Company in connection with the consummation of the Transactions (including the employer portion of any employment, withholding, payroll, social security, unemployment or similar Taxes imposed on such amounts) that constitute “Company Transaction Expenses”, (j) the amount of any claim made under a self-insured medical or prescription benefit plan related to the pre-Closing Period, and (k) all obligations of the type referred to in clauses (a) through (k) of this definition of any other Person, the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including any guarantee of such obligations. Notwithstanding anything to the contrary contained herein, “Indebtedness” of any Person shall not include (a) any item that would otherwise constitute “Indebtedness” of such Person that is an obligation between such Person and any wholly-owned Subsidiary of such Person or between any two or more wholly-owned Subsidiaries of such Person, (b) any accrued paid time off or other similar obligations of such Person where another Person is obligated by Contract to reimburse any such amounts to such Person or (c) with respect to the Company, liability resulting from any change in the Company’s accounting method from cash basis to accrual basis.

“Independent Director” means any director of a corporation who meets the requirements of “independent director” for all purposes under the rules and regulations of Nasdaq.

“Initial Incentive Equity Plan Pool” has the meaning set forth in Section 7.06.

“Intellectual Property” means all intellectual property in any jurisdiction in the world, including: (a) patents, industrial designs, utility models, patent disclosures and improvements and applications for any of the foregoing, including all provisionals, reissuances, continuations, continuations-in-part, divisions, revisions, extensions, requests for continuing examination, reissues, renewals, and reexaminations thereof, (b) trademarks, service marks, brand names, certification marks, trade dress, trade names, corporate names, logos and slogans, designs and Internet domain names, and social media accounts and handles, and any other indicia of source or origin, whether registered or unregistered, and all applications and registration for any of the foregoing, together with all goodwill associated with each of the foregoing, (c) copyrights and rights in works of authorship, mask work rights, and design rights, all whether registered or unregistered, registrations and applications for any of the foregoing, renewals and extensions thereof, and all moral rights associated with the foregoing, (d) rights in Software (including object code and source code), (e) rights in artificial intelligence technologies, including machine learning technologies and deep learning technologies; (f) data, database, and collections of data, (g) Trade Secrets and know-how and rights in other proprietary and confidential information and data, (h) any other registrations and applications for any item referenced in any of the foregoing clauses and all rights in and to any for any item referenced in any of the foregoing clauses, and (i) any rights recognized under applicable Law in any of the foregoing or that are equivalent or similar to any of the foregoing.

“Intended Tax Treatment” has the meaning specified in the Recitals hereto.

“Interim Period” has the meaning set forth in Section 6.01(a).

“IPO” has the meaning set forth in Section 6.03.

“IPO Prospectus” has the meaning set forth in Section 5.07.

“IPO Underwriters” means Cantor Fitzgerald & Co. and Odeon Capital Group, LLC.

“IPO Underwriter Fees” means the costs and expenses incurred by SPAC and its Affiliates in connection with the IPO that are due and payable to the IPO Underwriters upon the consummation of the Transactions.

“IT Systems” means systems, servers computer firmware or middleware, computer hardware, electronic data processing and telecommunications networks, network equipment, interfaces, platforms, peripherals, computer systems, co-location facilities, including any outsourced systems and processes, and all other information technology equipment, in each case, that are owned or leased by the Company or any of its Subsidiaries.

“JOBS Act” has the meaning set forth in Section 8.07.

“Key Employee” means Ben Bledsoe, Beth Peterson, Jeff Harriott, Jack Nichols, Daryl Holzer, Jim McInnis and Mickey Ogg.

“Law” means any statute, act, code, law (including common law), ordinance, rule, regulation, guidance or Governmental Order, in each case, of any Governmental Authority.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or its Subsidiaries.

“Leases” has the meaning set forth in Section 4.18(a).

“Licensed Intellectual Property” has the meaning set forth in Section 4.19(a).

“Lien” means any mortgage, deed of trust, pledge, hypothecation, encumbrance, easement, option, right of first refusal, security interest or other lien of any kind.

“Lockup Agreement” has the meaning specified in the Recitals hereto.

“Medicare” or “Medicare Program” means the healthcare program established under Title XVIII of the Social Security Act, which provides health insurance for individuals 65 and over, individuals with end stage renal disease and certain disabled individuals.

“Mergers” has the meaning specified in the Recitals hereto.

“Month-End Working Capital” means, for any given month, (a) all current assets of the Company and its Subsidiaries (excluding the Closing Company Cash Balance and the Washington PTO Receivable), minus (b) current liabilities (excluding Closing Company Indebtedness, Company Transaction Expenses, the Advisor Expenses, and the Credited Expenses) of the Company and its Subsidiaries, in each case, on a consolidated basis as of 11:59 p.m. Mountain Time on the last day of such month and calculated in accordance with GAAP. Schedule 1.01(f) sets forth an illustrative calculation of Month-End Working Capital as of December 31, 2021 based on the Most Recent Balance Sheet.

“Most Recent Balance Sheet” means the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2021.

“Multiemployer Plan” has the meaning set forth in Section 4.13(g).

“Nasdaq” means the Nasdaq Capital Market.

“New Pubco” has the meaning specified in the Recitals hereto.

“New Pubco Board” has the meaning set forth in Section 7.05(a).

“New Pubco Bylaws” means the amended and restated bylaws of New Pubco substantially in the form of Exhibit D attached hereto (with such changes as may be agreed by the SPAC and the Company).

“New Pubco Charter” means the amended and restated certificate of incorporation of New Pubco substantially in the form of Exhibit C attached hereto (with such changes as may be agreed by the SPAC and the Company).

“New Pubco Charter Proposal” has the meaning set forth in the definition of “SPAC Stockholder Matters”.

“New Pubco Common Stock” means the common stock, par value $0.0001 per share, of New Pubco.

“New Pubco Private Placement Warrant” means one of the redeemable private placement warrants entitling the holder to purchase shares of New Pubco Common Stock.

“New Pubco Public Warrant” means one of the redeemable public warrants entitling the holder to purchase shares of New Pubco Common Stock.

“Newco” has the meaning set forth in the Recitals hereto.

“Newco Common Stock” means the common stock, par value $0.0001 per share, of Newco.

“OFAC” has the meaning specified in the definition of Sanctions Laws.

“Open Source Code” has the meaning set forth in Section 4.19(e).

“Organizational Documents” means (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership, the certificate of formation and the partnership agreement, and (d) with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.

“Owned Intellectual Property” means all Intellectual Property that is owned or purported to be owned by the Company or any of its Subsidiaries.

“Owned Software” has the meaning set forth in Section 4.19(d).

“Parties” has the meaning specified in the Preamble hereto.

“Party” has the meaning specified in the Preamble hereto.

“PCAOB” means the Public Company Accounting Oversight Board.

“PCI-DSS” means the Payment Card Industry Data Security Standard issued by the PCI Security Standards Council, as it may be amended from time to time.

“Per Share Merger Consideration” means (a) an amount of cash equal to the Company Cash Consideration divided by the total number of shares of Newco Common Stock issued and outstanding immediately prior to the Second Effective Time plus (b) a number of shares of New Pubco Common Stock equal to the Company Stock Consideration divided by the total number of shares of Newco Common Stock issued and outstanding immediately prior to the Second Effective Time.

“Permits” has the meaning set forth in Section 4.11(b).

“Permitted Liens” means (a) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen, construction contractors and other similar Liens that arise in the ordinary course of business, and that relate to amounts not yet delinquent or that are being contested in good faith through appropriate Actions, in each case only to the extent appropriate reserves have been established in accordance with GAAP, (b) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (c) Liens for Taxes not yet due and payable or which are being contested in good faith through appropriate Actions and for which appropriate reserves have been established in accordance with GAAP, (d) Liens, encumbrances and restrictions on real property (including defects or imperfections of title, easements, encroachments, covenants, rights of way, conditions, matters that would be apparent from a physical inspection or current, accurate survey of such real property and similar restrictions of record and other similar charges or encumbrances) that (i) are matters of record and (ii) do not materially interfere with the present uses of such real property, (e) Liens that secure obligations that (i) are reflected as liabilities on the Most Recent Balance Sheet or (ii) are permitted pursuant to Section 6.01(a), (f) non-exclusive licenses of Intellectual Property granted by the Company or any of its Subsidiaries in the ordinary course of business and consistent with past practices, and (g) Liens that do not, individually or in the aggregate, materially and adversely affect, or materially disrupt, the ordinary course operation of the business of the Company and its Subsidiaries, taken as a whole.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or other entity of any kind.

“Personal Information” means information that, alone or in combination with other information, identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked with an individual or household, directly or indirectly, including name, address, geolocation information, Internet Protocol (IP) addresses, financial information or other information that constitutes “personal information” or “personal data” under applicable Laws.

“PIPE Financing” has the meaning set forth in Section 8.08(a).

“PIPE Financing Amount” has the meaning set forth in Section 8.08(a).

“PIPE Investor” has the meaning set forth in Section 8.08(a).

“Potential Tax Adjustment” means the Company Cash Consideration adjustments required to ensure that, with respect to any change in accounting method from cash basis to accrual basis each Pre-Closing Holder is paid an amount in cash equal to the sum of (i) any additional Tax liability incurred by such Pre-Closing Holder resulting from such change plus (ii) any additional Tax liability incurred by such Pre-Closing Holder resulting from the payments described in this sentence. To the extent the amount of the Potential Tax Adjustment is not known as of the day prior to Closing, the Potential Tax Adjustment shall be paid after Closing pursuant to Section 8.10.

“Pre-Closing Holder” means each Person who holds Company Common Stock immediately prior to the Contribution.

“Pre-Closing Holder Representative” means Bruce A. Kramer.

“Pre-Closing SPAC Holder” means each SPAC equityholder immediately prior to the Second Effective Time, other than any such equityholder that acquires equity in any PIPE Financing.

“Processing” means collection, storage, processing, recording, distribution, transfer, import, export, protection (including security measures), disposal or disclosure or other activity regarding data (whether electronically or in any other form or medium), including Personal Information.

“Protected Data” means data regulated by the PCI-DSS, Personal Information and all data for which the Company or its Subsidiaries are required by Law to safeguard and/or keep confidential or private.

“Proxy Clearance Date” has the meaning set forth in Section 8.02(a)(i).

“Public Company Preparedness Fees” means the third-party fees, costs and expenses of the Company and its Subsidiaries incurred in connection with (a) the preparation of Registration Statement on Form S-4 or any Form 8-K filings relating to the Transactions, (b) the preparation, training in transitioning of the Company’s board of directors, executive officers and other employees to a publicly held entity, (c) compliance with the obligations of the Company and its Subsidiaries under Sections 8.02, 8.05(c) and 8.08 of this Agreement, (d) the engagement of compensation, investor relations and other similar consultants; and (e) other similar activities.

“Public Stockholders” has the meaning set forth in Section 6.03.

“Q Sub Election” has the meaning specified in the Recitals hereto.

“Registration Payments” has the meaning set forth in Section 8.02(a)(i).

“Registration Rights Agreement” has the meaning specified in the Recitals hereto.

“Registration Statement” has the meaning set forth in Section 8.02(a)(i).

“Registered Intellectual Property” has the meaning set forth in Section 4.19(a).

“Released Claims” has the meaning set forth in Section 6.03.

“Representative” means, as to any Person, any of the officers, directors, managers, employees, counsel, accountants, financial advisors, and consultants of such Person.

“Required Company Shareholder Approval” means the approval of this Agreement and the Transactions by the affirmative vote or written consent of shareholders of the Company holding at least a majority of the voting power of the outstanding Company Common Stock.

“Required SPAC Stockholder Approval” means the approval of each Required Transaction Proposal by the affirmative vote of the holders of the requisite number of SPAC Common Stock entitled to vote thereon, whether in person or by proxy at the Special Meeting (or any adjournment thereof), in accordance with the SPAC Organizational Documents and applicable Law.

“Required Transaction Proposals” means, collectively, the Business Combination Proposal, the Incentive Equity Plan Proposal, and the ESPP Proposal.

“Restricted Cash” means any cash that cannot be freely used by the Company or any of its Subsidiaries including as a result of Applicable Law, Contract, Order, restrictions on dividends or repatriation or otherwise; provided, however, that any cash received by the Company pursuant to the Washington Contract shall not be Restricted Cash.

“Sanctioned Country” means any country or region that is or has in the past five years been the subject or target of a comprehensive embargo under Sanctions Laws (including Cuba, Iran, North Korea, Venezuela, Sudan, Syria, and the Crimea region of Ukraine).

“Sanctioned Person” means any individual or entity that is the subject or target of sanctions or restrictions under Sanctions Laws, including: (a) any Person listed on any U.S. or non-U.S. sanctions- or export-related restricted or prohibited party list, including OFAC’s Specially Designated Nationals and Blocked Persons List, OFAC’s Sectoral Sanctions Identification List, the Entity, Denied Persons and Unverified Lists maintained by the U.S. Department of Commerce, the UN Security Council Consolidated List, and the EU Consolidated List; (b) any Person that is, in the aggregate, 50% or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (a); or (c) any national of a Sanctioned Country.

“Sanctions Laws” means all U.S. and non-U.S. Laws relating to economic or trade sanctions, including the Laws administered or enforced by the United States (including by the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”) or the U.S. Department of State), the United Nations Security Council, and the European Union.

“Schedules” means the disclosure schedules of the Company or SPAC, as applicable.

“SEC” means the United States Securities and Exchange Commission.

“SEC Reports” has the meaning set forth in Section 5.09(a).

“Second Certificate of Merger” has the meaning set forth in Section 2.02(b).

“Second Effective Time” has the meaning set forth in Section 2.02(a).

“Second Merger” has the meaning specified in the Recitals hereto.

“Securities Act” means the Securities Act of 1933.

“Securities Laws” means the securities laws of any state, federal or foreign entity and the rules and regulations promulgated thereunder.

“Security Breach” means any (i) security breach or breach of Protected Data under applicable Data Security Requirements; or (ii) unauthorized interference with system operations or security safeguards of the Company’s IT Systems, including any phishing incident or ransomware attack.

“Service Provider” means, with respect to the Company, the Company Employee, officer, director, or other service provider of the Company or its Subsidiaries.

“Signing Filing” has the meaning set forth in Section 8.05(c).

“Signing Press Release” has the meaning set forth in Section 8.05(c).

“Software” means software and computer programs, whether in source code or object code form, and including (a) databases and collections of data, and related documentation and materials, (b) software implementations of algorithms, models, and methodologies, firmware, application programming interfaces, user interfaces, architecture, development tools, code repositories, (c) descriptions, schematics, specifications, flow charts and other work product used to design, plan, organize and develop any of the foregoing, and (d) files and documentation, including user documentation, user manuals, programmers’ notes, foreign language versions, fixes, upgrades, updates, enhancements, current and prior versions and releases, and training materials, files, and records relating to any of the foregoing.

“SPAC” has the meaning specified in the Preamble hereto and, for the avoidance of doubt, refers to New Pubco following the First Effective Time.

“SPAC Board” has the meaning specified in the Recitals hereto.

“SPAC Board Recommendation” has the meaning specified in the Recitals hereto.

“SPAC Class A Common Stock” means the class A common stock, par value $0.0001 per share, of SPAC.

“SPAC Class B Common Stock” means the class B common stock, par value $0.0001 per share, of SPAC.

“SPAC Closing Statement” has the meaning set forth in Section 3.03(a).

“SPAC Common Stock” means the SPAC Class A Common Stock and the SPAC Class B Common Stock.

“SPAC Marks” has the meaning set forth in Section 7.10(b).

“SPAC Material Adverse Effect” means, any change, event, circumstance, occurrence, effect, development or state of facts that, individually or in the aggregate, with any other change, event, circumstance, occurrence, effect, development or state of facts has had or would reasonably be expected to have a material adverse effect on the ability of the SPAC Parties to consummate the Transactions; provided, however, that in no event shall any of the following be taken into account in determining whether a SPAC Material Adverse Effect has occurred or would reasonably be expected to occur: (i) any change in applicable Laws or GAAP or any official or judicial interpretation thereof, (ii) any change in interest rates or economic, political, business, financial, commodity, currency or market conditions generally, or any changes generally affecting special purpose acquisition companies, (iii) the announcement of this Agreement, the pendency or consummation of the Mergers or the performance of this Agreement, including the impact thereof on SPAC’s stock price or the amount of SPAC Stockholder Redemptions, (iv) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, act of nature or other force majeure event or any epidemic, disease, outbreak or pandemic (including COVID-19), or any escalation or worsening thereof, (v) any national or international political or social conditions in the United States, including the engagement by the United States in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States, or any territories, possessions, or diplomatic or consular offices of the United States or upon any United States military installation, equipment or personnel, (vi) any action required to be taken, or required not to be taken, pursuant to the terms of this Agreement or (vii) any action taken by, or at the request of, the Company; provided, that in the case of clauses (i), (ii), (iv) and (v), such changes may be taken into account to the extent (but only to the extent) that such changes have had a disproportionate impact on SPAC, as compared to other special purpose acquisition companies.

“SPAC Organizational Documents” means the Certificate of Incorporation, SPAC’s bylaws, as amended and in effect on the date hereof, the SPAC Warrant Agreement and the Trust Agreement.

“SPAC Parties” means, collectively, SPAC, New Pubco and DTRT Merger Sub.

“SPAC Preferred Stock” has the meaning set forth in Section 5.12(a).

“SPAC Private Placement Warrant” means one of the redeemable private placement warrants entitling the holder to purchase shares of SPAC Class A Common Stock which were issued and sold to Sponsor or its Affiliates as part of SPAC’s private placement units.

“SPAC Unit” means one of the units issued in the IPO consisting of one share of SPAC Class A Common Stock and one-half of one SPAC Public Warrant.

“SPAC Public Warrant” means one of the redeemable public warrants entitling the holder to purchase shares of SPAC Class A Common Stock which were issued and sold as part of SPAC’s initial public offering.

“SPAC Related Party Transaction” has the meaning set forth in Section 5.14.

“SPAC Specified Representations” has the meaning set forth in Section 9.03(a)(i).

“SPAC Stockholder Matters” means (a) the adoption and approval of this Agreement and the Transactions (the “Business Combination Proposal”), (b) the adoption and approval of the amendments to the Certificate of Incorporation as contemplated by the New Pubco Charter (the “New Pubco Charter Proposal”), (c) the adoption and approval of the Incentive Equity Plan in accordance with Section 7.06 (the “Incentive Equity Plan Proposal”), (d) the adoption and approval of the ESPP in accordance with Section 7.06 (the “ESPP Proposal”), (e) the adoption and approval of each other proposal reasonably agreed to by SPAC and the Company as necessary or appropriate in connection with the consummation of the Transactions or the transactions contemplated by the other Transaction Agreements, and (f) the adoption and approval of a proposal for the adjournment of the Special Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing.

“SPAC Stockholder Redemption” has the meaning set forth in Section 8.02(a)(i).

“SPAC Transaction Expenses” means (a) all fees, costs and expenses of SPAC incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Transaction Agreements and the consummation of the Transactions, whether paid or unpaid prior to the Closing (including the fees, costs, expenses and disbursements of counsel, accountants, advisors and consultants to SPAC); and (b) any Indebtedness of SPAC owed to Sponsor (other than Working Capital Loans that are satisfied at the Closing through the issuance of SPAC Private Placement Warrants to Sponsor).

“SPAC Warrant Agreement” means the Warrant Agreement, dated as of September 1, 2021, by and between SPAC and Continental Stock Transfer & Trust Company, as may be amended, modified or supplemented.

“SPAC Warrants” means the SPAC Public Warrants and the SPAC Private Placement Warrants.

“Special Meeting” has the meaning set forth in Section 8.02(b).

“Sponsor” means DTRT Health Sponsor LLC, a Delaware limited liability company.

“Sponsor Agreement” has the meaning specified in the Recitals hereto.

“Stockholder’s Agreement” has the meaning specified in the Recitals hereto.

“Subsidiary” means, with respect to a Person, any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member.

“Surviving Corporation” has the meaning specified in the Recitals hereto.

“Surviving Entity” has the meaning specified in the Recitals hereto.

“Surviving Provisions” has the meaning set forth in Section 10.02.

“Takeover Law” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under applicable Law, including Section 203 of the DGCL.

“Tax” means (a) any federal, state, provincial, territorial, local, foreign and other tax, charge, impost, levy, duty, or governmental assessment of any kind in the nature of a tax, including alternative or add-on minimum, net income, franchise, gross income, adjusted gross income, gross receipts, employment related (including employee withholding or employer payroll), ad valorem, transfer, license, sales, use, excise, severance, stamp, occupation, premium, personal property, real property, capital stock, profits, disability, registration, value added, or estimated tax, together with any interest, penalty, addition to tax or additional amount imposed with respect thereto (or in lieu thereof), (b) any liability for, or in respect of, any item described in clause (a) of this definition as a result of being a member of an affiliated, combined, consolidated, unitary or other group for Tax purposes, including under Treasury Regulations Section 1.1502-6 (or any similar or corresponding provision of state, local or foreign Law), and (c) any liability for, or in respect of, any item described in clauses (a) or (b) of this definition as a transferee or successor.

“Tax Agreement” means an agreement, in form and substance reasonably acceptable to the SPAC and the Pre-Closing Holders, between the Pre-Closing Holders and New Pubco pursuant to which (a) the Potential Tax Adjustment will be paid in the event such amount is not paid at Closing and (b) New Pubco will pay the Pre-Closing Holders for (i) any Tax obligations paid by the Pre-Closing Holders with respect to the pre-Closing period for which the Company did not previously pay dividends in the Interim Period, as contemplated by Section 6.01(a)(ii)(b), plus (ii) any additional Tax liability incurred by such Pre-Closing Holder resulting from the payments described in clause (i).

“Tax Indemnity Policy” means a tax insurance policy that may be issued to the Pre-Closing Holders on or prior to the Closing Date.

“Tax Return” means any return, report, statement, refund claim, declaration, information return, estimate or other document filed or required to be filed with any Governmental Authority (or required to be provided to a payee) in respect of Taxes, including any schedule or attachment thereto and including any amendments thereof.

“Termination Date” has the meaning set forth in Section 10.01(c).

“Termination Expenses” means all Government Payments and all Registration Payments.

“Third Party Payor Programs” means all healthcare plans or healthcare reimbursement programs in which a third party other than the patient is responsible for payment in which the Company participates with regard to a home care, long term acute care, hospice or other health care service owned, operated or managed by the Company or any of its Subsidiaries, including Government Reimbursement Programs, TRICARE program, managed care plans, private health insurance plans and health plans established pursuant to ERISA.

“Trade Controls” has the meaning set forth in Section 4.24(a).

“Trade Secrets” means, collectively, information, including a formula, pattern, compilation, invention, algorithm, program, device, method, technique, or process, that: derives independent economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use; and is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

“Trading Day” means any day on which shares of SPAC Class A Common Stock are actually traded on the principal securities exchange or securities market on which shares of SPAC Class A Common Stock are then traded.

“Transaction Agreements” shall mean this Agreement, the Sponsor Agreement, the Lockup Agreement, the Registration Rights Agreement, the Tax Agreement, the Stockholder’s Agreements, and all the agreements, documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Transaction Litigation” has the meaning set forth in Section 8.01(e).

“Transactions” means the transactions contemplated by this Agreement, including the Contribution, the Q Sub Election, the Mergers, and the Conversion.

“Transfer Taxes” has the meaning set forth in Section 8.04(b).

“Treasury Regulations” means the regulations promulgated by the U.S. Department of the Treasury under or with respect to the Code.

“TRICARE” means the health insurance program administered by the Department of Defense for members of the military and military retirees, and their families.

“Trust Account” has the meaning set forth in Section 5.07.

“Trust Agreement” has the meaning set forth in Section 5.07.

“Trust Termination Letter” means the termination letter to the Trustee substantially in the applicable form attached to the Trust Agreement.

“Trustee” has the meaning set forth in Section 5.07.

“Unauthorized Code” means any virus, Trojan horse, worm, or other software routines or hardware components designed to permit unauthorized access to, or to disable without proper authorization, erase, or otherwise harm, Software, hardware or data.

“Updated Company Closing Statement” has the meaning set forth in Section 3.03(b).

“Updated SPAC Closing Statement” has the meaning set forth in Section 3.03(a).

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988 or any similar Laws.

“Washington Contract” means the Consumer Directed Employer Contract effective November 18, 2019, by and between the State of Washington, acting by and through the Department of Social and Health Services and Consumer Direct Care Washington, LLC, as amended by Amendment No. 1 to Consumer Directed Employer Contract dated January 30, 2020, Amendment No. 2 to Consumer Directed Employer Contract dated March 17, 2020, Amendment No. 3 to Consumer Directed Employer Contract dated October 21, 2020, and Amendment No. 4 to Consumer Directed Employer Contract dated April 22, 2021, Amendment No. 8 to Consumer Directed Employer Contract dated April 1, 2022.

“Washington PTO Receivable” means the amount of cash received by the Company and its Subsidiaries under the Washington Contract for satisfaction of paid time off that had accrued prior to the Company and its Subsidiaries’ onboarding of employees under the Washington Contract.

“Working Capital” means (a) all current assets of the Company and its Subsidiaries (excluding the Closing Company Cash Balance, the Washington PTO Receivable and any current income Tax receivables), minus (b) current liabilities (excluding Closing Company Indebtedness, Company Transaction Expenses, the Advisor Expenses, the Credited Expenses and any current income Tax liabilities) of the Company and its Subsidiaries, in each case, on a consolidated basis as of the Second Effective Time and calculated in accordance with GAAP. Schedule 1.01(f) sets forth an illustrative calculation of Working Capital as of December 31, 2021 based on the Most Recent Balance Sheet.

“Working Capital Adjustment” means an amount (which may be positive or negative) equal to the difference between (a) the Working Capital and (b) the Working Capital Target.

“Working Capital Loans” mean any Indebtedness of SPAC from its Affiliates and stockholders to provide working capital to SPAC.

“Working Capital Target” means the sum of the Month-End Working Capital for each month beginning with June, 2022 and ending on the last completed calendar month preceding the Closing Date divided by the number of completed months that have elapsed between (and including) June 2022 and the Closing Date.

Section 1.02 Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article”, “Section”, “Schedule”, “Exhibit” and “Annex” refer to the specified Article, Section, Schedule, Exhibit or Annex of or to this Agreement unless otherwise specified, (v) the word “including” shall mean “including without limitation,” (vi) the word “or” shall be disjunctive but not exclusive, and (vii) the phrase “to the extent” means the degree to which a thing extends (rather than if).

(b) When used herein, “ordinary course of business” means an action taken, or omitted to be taken, in the ordinary and usual course of business, consistent with past practice.

(c) Unless the context of this Agreement otherwise requires, references to Contracts shall be deemed to include all subsequent amendments and other modifications thereto (subject to any restrictions on amendments or modifications set forth in this Agreement).

(d) Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to Laws shall be construed as including all Laws consolidating, amending or replacing the Law.

(e) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent and no rule of strict construction shall be applied against any Party.

(f) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(g) Unless otherwise explicitly specified in this Agreement, all accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(h) The phrases “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been provided no later than 11:59 p.m. Eastern Time on September 27, 2022 to the Party to which such information or material is to be provided or furnished (i) in the virtual “data room” maintained on Egnyte under the title “Project Grizzly” or (ii) by delivery to such Party or its legal counsel via electronic mail or hard copy form.

(i) References to “$” or “dollar” or “US$” shall be references to United States dollars unless otherwise specified.

(j) References to SPAC’s Subsidiaries shall be references to New Pubco and DTRT Merger Sub.

Section 1.03 Knowledge. As used herein, the phrase “to the knowledge of” shall mean the actual knowledge of, (a) with respect to SPAC, the individuals listed on Schedule 1.03(a) and (b) with respect to the Company, the individuals listed on Schedule 1.03(b).

Section 1.04 Equitable Adjustments. If, between the date of this Agreement and the Closing, the outstanding shares of Company Common Stock or SPAC Common Stock shall have been changed into a different number of units or shares or a different class, by reason of any unit or stock dividend, subdivision, reclassification, reorganization, recapitalization, split, combination or exchange of units or shares, or any similar event shall have occurred, then any number, value (including dollar value) or amount contained herein which is based upon the number of shares of Company Common Stock or SPAC Common Stock, as applicable, will be appropriately adjusted to provide to the holders of shares of Company Common Stock or SPAC Common Stock, as applicable, the same economic effect as contemplated by this Agreement prior to such event; provided, however, that this Section 1.04 shall not be construed to permit any SPAC Party or the Company to take any action with respect to their respective securities that is prohibited by the terms and conditions of this Agreement. For clarity, this Section 1.04 shall not apply to the issuance of New Pubco Common Stock pursuant to the conversion of SPAC Class A Common Stock and SPAC Class B Common Stock into New Pubco Common Stock in connection with the consummation of the Transactions.

ARTICLE II

THE MERGERS

Section 2.01 The Mergers, Conversion, Contribution and Q Sub Election.

(a) At the First Effective Time, on the terms and subject to the conditions set forth herein and in accordance with the applicable provisions of the DGCL, SPAC and DTRT Merger Sub shall consummate the First Merger, pursuant to which DTRT Merger Sub shall be merged with and into SPAC , SPAC’s stockholders shall receive shares of New Pubco Common Stock in exchange for their shares of SPAC Common Stock and New Pubco Private Placement Warrants in exchange for their SPAC Private Placement Warrants, and the separate existence of DTRT Merger Sub shall cease and SPAC shall continue as the Surviving Corporation after the First Merger as a direct, wholly-owned Subsidiary of New Pubco (provided that references to SPAC for periods after the First Effective Time shall include the Surviving Corporation).

(b) Following the First Effective Time, but prior to the Second Effective Time, on the terms and subject to the conditions set forth herein and in accordance with the applicable provisions of the DGCL, the Surviving Corporation shall consummate the Conversion by filing a Combined Certificate of Conversion and Certificate of Formation (the “Certificate of Conversion”), in a form mutually agreed upon by SPAC and the Company, with the Secretary of State of the State of Delaware, pursuant to which the Surviving Corporation shall convert into a Delaware limited liability company.

(c) Prior to the Second Effective Time, on the terms and subject to the conditions set forth herein, the Pre-Closing Holders shall consummate the Contribution by contributing all of the issued and outstanding shares of Company Common Stock to Newco in exchange for shares of Newco Common Stock.

(d) Following the Contribution, but prior to the Second Effective Time, on the terms and subject to the conditions set forth herein, Newco shall make the Q Sub Election by filing a properly completed IRS Form 8869.

(e) At the Second Effective Time, on the terms and subject to the conditions set forth herein and in accordance with the applicable provisions of the DGCL, New Pubco and Newco shall consummate the Second Merger, pursuant to which Newco shall be merged with and into New Pubco, whereupon the separate existence of Newco shall cease and New Pubco shall continue as the Surviving Entity after the Second Merger.

Section 2.02 Effective Times.

(a) On the terms and subject to the conditions set forth herein, on the Closing Date, SPAC and DTRT Merger Sub shall cause the First Merger to be consummated by filing a certificate of merger in substantially the form of Exhibit H attached hereto (the “First Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL, and the time of such filing, or such later time as may be agreed in writing by the Company and SPAC and specified in the First Certificate of Merger, will be the effective time of and constitute the consummation of the First Merger (the “First Effective Time”).

(b) On the terms and subject to the conditions set forth herein, on the Closing Date, but after the Conversion, New Pubco and Newco shall cause the Second Merger to be consummated by filing a certificate of merger in substantially the form of Exhibit I attached hereto (the “Second Certificate of Merger”) with the Delaware Secretary of State in accordance with the applicable provisions of the DGCL, and the time of such filing, or such later time as may be agreed in writing by Newco and New Pubco and specified in the Second Certificate of Merger, will be the effective time of and constitute the consummation of the Second Merger (the “Second Effective Time”).

Section 2.03 Effect of the First Merger. On the terms and subject to the conditions set forth herein, at the First Merger Effective Time, by virtue of the First Merger and without any further action on the part of any Party or the holders of any securities of SPAC, the following shall occur:

(a) Immediately prior to the First Effective Time, every issued and outstanding SPAC Unit shall be automatically detached, to the extent the SPAC Units have not already detached, and the holder thereof shall be deemed to hold one share of SPAC Class A Common Stock and one-half of one SPAC Warrant in accordance with the terms of the applicable SPAC Unit, which underlying securities shall be converted in accordance with this Section 2.02.

(b) Each share of SPAC Class A Common Stock issued and outstanding immediately prior to the First Merger Effective Time shall be automatically cancelled and extinguished and converted into one share of New Pubco Common Stock, following which, all shares of SPAC Class A Common Stock shall cease to be outstanding and shall automatically be canceled and extinguished and shall cease to exist by virtue of the First Merger. The holders of SPAC Class A Common Stock outstanding immediately prior to the First Merger Effective Time shall cease to have any rights with respect to such shares, except as expressly provided herein or by Law. Each certificate previously evidencing shares of SPAC Class A Common Stock, if any, shall thereafter represent only the right to receive the same number of shares of New Pubco Common Stock and shall be exchanged for a certificate (if requested) representing the same number of shares of New Pubco Common Stock upon the surrender of such certificate in accordance with Section 3.02.

(c) Each share of SPAC Class B Common Stock issued and outstanding immediately prior to the First Merger Effective Time shall be automatically cancelled and extinguished and converted into one share of New Pubco Common Stock, following which, all shares of SPAC Class B Common Stock shall cease to be outstanding and shall automatically be canceled and extinguished and shall cease to exist by virtue of the First Merger. The holders of SPAC Class B Common Stock outstanding immediately prior to the First Merger Effective Time shall cease to have any rights with respect to such shares, except as expressly provided herein or by Law. Each certificate previously evidencing shares of SPAC Class B Common Stock, if any, shall thereafter represent only the right to receive the same number of shares of New Pubco Common Stock and shall be exchanged for a certificate (if requested) representing the same number of shares of New Pubco Common Stock upon the surrender of such certificate in accordance with Section 3.02.

(d) Each SPAC Private Placement Warrant issued and outstanding immediately prior to the First Merger Effective Time will automatically become a New Pubco Private Placement Warrant exercisable for one share of New Pubco Common Stock, and each SPAC Public Warrant issued and outstanding immediately prior to the First Merger Effective Time will automatically become a New Pubco Public Warrant exercisable for one share of New Pubco Common Stock, in each case at the same exercise price per share and on the same terms in effect immediately prior to the First Merger Effective Time, and the rights and obligations of SPAC under the SPAC Warrant Agreements will be irrevocably assigned to, and assumed by, New Pubco.

(e) If there are any shares of SPAC that are owned by SPAC or any Subsidiary of SPAC, or that are held as treasury shares, in each case as of the First Merger Effective Time, such shares shall automatically be canceled, retired and extinguished and shall cease to exist, without any conversion thereof or payment therefor.

(f) If any certificate for securities of SPAC is to be issued in a name other than that in which the certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer and that the Person requesting such exchange shall have paid to New Pubco or any agent designated by it any transfer or other Taxes required by reason of the issuance of a certificate or securities of New Pubco in any name other than that of the registered holder of the certificate surrendered, or established to the satisfaction of New Pubco or any agent designated by it that such Tax has been paid or is not payable.

(g) Without limiting the generality of the foregoing, and subject thereto, at the First Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of SPAC and DTRT Merger Sub shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Corporation.

Section 2.04 Effect of the Mergers.

(a) The effect of the First Merger shall be as provided in this Agreement, the First Certificate of Merger and the applicable provisions of the DGCL.

(b) The effect of the Second Merger shall be as provided in this Agreement, the Second Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the preceding sentence, and subject thereto, at the Second Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of New Pubco and Newco shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Entity.

Section 2.05 Governing Documents.

(a) At the First Effective Time, the certificate of incorporation and bylaws of SPAC shall be amended and restated to be in the forms of the certificate of incorporation and bylaws of DTRT Merger Sub, which shall be the certificate of incorporation and bylaws of the Surviving Corporation from and after the First Effective Time until thereafter amended in accordance with their respective terms and as provided by applicable Law.

(b) At the Second Effective Time, the certificate of incorporation and bylaws of New Pubco shall be the certificate of incorporation and bylaws of the Surviving Entity from and after the Second Effective Time until thereafter amended in accordance with their respective terms and as provided by applicable Law.

Section 2.06 Directors and Officers of the SPAC, the Surviving Corporation and the Surviving Entity.

(a) The directors of SPAC at the First Effective Time shall be the initial directors of the Surviving Corporation and shall hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal. The officers of SPAC at the First Effective Time shall be the initial officers of the Surviving Corporation and shall hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal. Following the Conversion, the Surviving Corporation shall be member-managed and shall not have any officers.

(b) Subject to Section 2.06(c), the directors of New Pubco at the Second Effective Time shall be the initial directors of the Surviving Entity and shall hold office in accordance with the New Pubco Charter and the New Pubco Bylaws until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal. Subject to Section 2.06(d), the officers of New Pubco at the Second Effective Time shall be the initial officers of the Surviving Entity and shall hold office in accordance with the New Pubco Charter and the New Pubco Bylaws until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

(c) Except as otherwise directed in writing by the Company, and conditioned upon the occurrence of the Closing, New Pubco shall take all actions necessary or appropriate (including securing resignations or removals and making such appointments as are necessary) to cause, effective as of the Second Effective Time, the board of directors of the Surviving Entity to consist of the persons contemplated by Section 7.05. On the Closing Date, the Surviving Entity shall enter into customary indemnification agreements in the form to be mutually agreed by New Pubco and the Company with such individuals elected as members of the board of directors of the Surviving Entity as of the Closing, which indemnification agreements shall continue to be effective immediately following the Closing.

(d) Except as otherwise directed in writing by the Company, and conditioned upon the occurrence of the Closing, New Pubco shall take all actions necessary or appropriate (including securing resignations or removals and making such appointments as are necessary) to cause, effective as of the Second Effective Time, the officers of the Surviving Entity to be those Persons designated in accordance with Section 7.05 until the earlier of their resignation or removal or until their respective successors are duly appointed. On the Closing Date, the Surviving Entity shall enter into customary indemnification agreements in the form to be mutually agreed by New Pubco and the Company with such officers of the Surviving Entity as of the Closing, which indemnification agreements shall continue to be effective immediately following the Closing.

ARTICLE III

MERGER CONSIDERATION; CLOSING

Section 3.01 Effect of Second Merger. On the terms and subject to the conditions set forth herein, at the Second Effective Time (except as otherwise set forth below), by virtue of the Second Merger and without any further action on the part of any Party or any other Person, the following shall occur:

(a) Newco Common Stock. Each share of Newco Common Stock issued and outstanding immediately prior to the Second Effective Time will be automatically cancelled and extinguished and converted into the right to receive the Per Share Merger Consideration. Each share of Newco Common Stock held in the treasury of Newco immediately prior to the Second Effective Time shall be cancelled and no payment or distribution shall be made with respect thereto.

(b) New Pubco Common Stock. On the terms and subject to the conditions set forth herein, at the Second Effective Time, by virtue of the Second Merger and without any action on the part of any holder thereof, each share of New Pubco Common Stock issued and outstanding immediately prior to the Second Effective Time shall remain outstanding.

Section 3.02 Exchange Procedures.

(a) Prior to the Closing, SPAC shall appoint an exchange agent (the “Exchange Agent”) consented to by the Company (such consent not to be unreasonably withheld, conditioned or delayed) to act as the agent for the purpose of (i) exchanging each share of SPAC Class A Common Stock and SPAC Class B Common Stock for one share of New Pubco Common Stock, (ii) amending each SPAC Warrant to provide that each such warrant shall be exercisable for New Pubco Common Stock and (iii) paying the Per Share Merger Consideration to each of the Pre-Closing Holders; provided, however, that SPAC shall afford the Company the opportunity to review any proposed Contract with the Exchange Agent prior to execution, and shall accept the Company’s reasonable comments thereto.

(b) At the Second Effective Time, New Pubco will promptly issue and allot, credited as fully paid, validly issued and non-assessable, or cause to be issued and allotted, credited as fully paid, validly issued and non-assessable, to the Pre-Closing Holders (and New Pubco will direct the Exchange Agent to take all necessary action to record and effect the same) the number of shares of New Pubco Common Stock that make up the Per Share Merger Consideration in accordance with the Allocation Schedule, in each case in book-entry form (which shall have a customary Securities Act restrictive legend to the extent required), unless otherwise reasonably requested by New Pubco.

(c) If any portion of the Aggregate Merger Consideration is to be issued to a Person other than the Person in whose name the relevant Newco Common Stock was registered on the books and records of Newco immediately prior to the Second Effective Time, it shall be a condition to such delivery that (i) the transfer of such Newco Common Stock shall have been permitted in accordance with the terms of Newco’s Organizational Documents, as in effect immediately prior to the Second Effective Time, (ii) if applicable, the certificate representing such Newco Common Stock shall be properly endorsed or shall otherwise be in proper form for transfer, (iii) the recipient of such portion of the Aggregate Merger Consideration, or the Person in whose name such portion of the Aggregate Merger Consideration is issued, shall have already executed and delivered counterparts to such other documents as are reasonably deemed necessary by New Pubco or the Company, and (iv) the Person requesting such delivery shall pay to New Pubco any transfer or other Taxes required as a result of such delivery to a Person other than the registered holder of Newco Common Stock or establish to the satisfaction of New Pubco and Newco that such Tax has been paid or is not payable.

Section 3.03 SPAC Closing Statement; Company Closing Statement.

(a) At least five Business Days prior to the Closing Date, SPAC shall deliver the Company a written statement, in form and substance reasonably acceptable to the Company, (the “SPAC Closing Statement”), setting forth its good faith estimate and calculation of the SPAC Transaction Expenses, including a detailed itemization of the components thereof and reasonable supporting documentation and detail therefor (including invoices), and determined pursuant to the definitions contained in this Agreement. From and after delivery of the SPAC Closing Statement and through the Closing Date, (i) SPAC shall promptly provide the Company any changes to the SPAC Closing Statement (including any component thereof) (the “Updated SPAC Closing Statement”), and (ii) the Company shall have the right to review and comment on such calculations and estimates, SPAC shall consider in good faith any such comments made by the Company, and the Company and SPAC shall cooperate with each other through the Closing Date and use good faith efforts to resolve any differences regarding the calculations and estimates contained in the SPAC Closing Statement or any Updated SPAC Closing Statement, as applicable (and any updates or revisions as may be agreed by the Company and SPAC shall be included in the Updated SPAC Closing Statement). SPAC shall, and shall cause its Representatives to, (x) reasonably cooperate with the Company and its Representatives to the extent related to the Company’s review of the SPAC Closing Statement and Updated SPAC Closing Statement and the calculations and estimates contained therein (including engaging in good faith discussion related thereto) and (y) provide access to personnel, books, records and other information during normal business hours to the extent related to the preparation of the SPAC Closing Statement and Updated SPAC Closing Statement and reasonably requested by the Company or its Representatives in connection with such review; provided, that the Company shall not, and shall cause its Representatives to not, unreasonably interfere with the business of SPAC and its Subsidiaries in connection with any such access.

(b) At least five Business Days prior to the Closing Date, the Company shall deliver to SPAC a written statement (the “Company Closing Statement”) setting forth its good faith estimate and calculation of the Closing Company Cash Balance, Closing Company Indebtedness, Working Capital, Company Transaction Expenses, Advisor Expenses, the Credited Expenses paid by the Company prior to Closing, and the Potential Tax Adjustment as of the Closing and the resulting calculation of the Company Cash Consideration and the Company Stock Consideration, including a detailed itemization of the components thereof and reasonable supporting documentation and detail therefor (including invoices), and determined pursuant to the definitions contained in this Agreement. From and after delivery of the Company Closing Statement and through the Closing Date, (i) Company shall promptly provide the SPAC any changes to the Company Closing Statement (including any component thereof) (the “Updated Company Closing Statement”), and (ii) SPAC shall have the right to review and comment on such calculations and estimates, the Company shall consider in good faith any such comments made by SPAC, and the Company and SPAC shall cooperate with each other through the Closing Date and use good faith efforts to resolve any differences regarding the calculations and estimates contained in the Company Closing Statement or any Updated Company Closing Statement (and any updates or revisions as may be agreed by the Company and SPAC shall be included in the Updated Company Closing Statement). The Company shall, and shall cause its Representatives to, (x) reasonably cooperate with SPAC and its Representatives to the extent related to SPAC’s review of the Company Closing Statement and Updated Company Closing Statement and the calculations and estimates contained therein (including engaging in good faith discussion related thereto) and (y) provide access to personnel, books, records and other information during normal business hours to the extent related to the preparation of the Company Closing Statement and Updated Company Closing Statement and reasonably requested by SPAC or its Representatives in connection with such review; provided, that SPAC shall not, and shall cause its Representatives to not, unreasonably interfere with the business of the Company and its Subsidiaries in connection with any such access.

Section 3.04 Closing.

(a) The closing of the Transactions (the “Closing”) shall take place (i) electronically by the mutual exchange of electronic signatures (including portable document format (PDF)) commencing as promptly as practicable (and in any event no later than 9:00 a.m. Eastern Time) on the third Business Day following the satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article IX (other than those conditions that by their terms or nature are to be satisfied at the Closing; provided, that such conditions are satisfied or (to the extent permitted by applicable Law) waived in writing) or (ii) at such other place, time or date as SPAC and the Company may mutually agree in writing. The date on which the Closing shall occur is referred to herein as the “Closing Date.”

(b) Closing Transactions. Upon the terms and subject to the satisfaction or written waiver of the conditions contained in this Agreement, at the Closing:

(i) New Pubco will pay (or cause SPAC to pay) to each Pre-Closing Holder their respective portion of the Company Cash Consideration as set forth in the Allocation Schedule, with New Pubco causing such cash payment to be made from the Trust Account, until all of the Trust Account funds have been paid out, and thereafter, from proceeds of any Financing or other available cash;;

(ii) New Pubco will deliver to the Pre-Closing Holders account statements from New Pubco’s transfer agent evidencing the book-entry position of each Pre-Closing Holders’ portion of the Company Stock Consideration, if any, as set forth in the Allocation Schedule;

(iii) New Pubco will deliver to the Company the following:

(A) a certificate, duly executed by the secretary of New Pubco and dated as of the Closing Date, attaching and certifying on behalf of New Pubco that attached thereto are true, correct and complete copies of the New Pubco Charter and New Pubco Bylaws;

(B) evidence of resignation, removal or appointment, as applicable, of the persons contemplated by Section 2.06(c) and Section 2.06(d);

(C) the Registration Rights Agreement, duly executed by New Pubco and the stockholders of New Pubco party thereto (including Sponsor);

(D) the Tax Agreement, duly executed by New Pubco;

(E) a copy of the First Certificate of Merger, duly executed by authorized representatives of SPAC and DTRT Merger Sub and file stamped by the Secretary of State of the State of Delaware;

(F) a copy of the Certificate of Conversion, duly executed by an authorized representative of the Surviving Entity and file stamped by the Secretary of State of the State of Delaware;

(G) the Second Certificate of Merger, duly executed by an authorized representative of New Pubco; and

(H) evidence of the closing of the Financing Transactions or confirmation from the parties to the Financing Transaction that all closing conditions have been satisfied and that the Financing Transactions will close substantially simultaneously with the Closing; and

(iv) The Company will deliver to New Pubco the following:

(A) the Registration Rights Agreement, duly executed by the Company and the Pre-Closing Holders party thereto;

(B) the Tax Agreement, duly executed by the Pre-Closing Holders;

(C) the Second Certificate of Merger, duly executed by an authorized representative of Newco; and

(D) a properly completed IRS Form W-9 from each of the Pre-Closing Holders.

Section 3.05 Withholding Rights. Notwithstanding anything in this Agreement to the contrary, SPAC, the Company, DTRT Merger Sub and New Pubco and their respective Affiliates and agents shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement, any amounts that are required to be deducted or withheld with respect to the making of such payments under applicable Law. To the extent that any deduction or withholding is to be made from the amounts otherwise payable hereunder, SPAC shall use commercially reasonable efforts to provide notice to the applicable Person at least 10 days prior to the day the relevant withholding is to be made (and all Parties agree to use commercially reasonable efforts to cooperate to reduce or eliminate any such withholding). To the extent that any amounts are deducted or withheld consistent with the terms of this Section 3.05 and paid over to the appropriate Governmental Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made. In the case of any such payment payable to employees of the Company or any of its Subsidiaries in connection with the Mergers treated as compensation for applicable Tax purposes, the parties shall cooperate to pay such amounts through New Pubco’s or its Affiliates’ payroll to facilitate applicable withholding.

Section 3.06 Allocation Schedule. The Company acknowledges and agrees that the Aggregate Merger Consideration is being allocated among the Pre-Closing Holders pursuant to the schedule in the form set forth on Schedule 3.06 and delivered by the Company to SPAC at least two Business Days prior to the anticipated Closing Date (the “Allocation Schedule”) and such allocation (i) is and will be in accordance with the Organizational Documents of Newco and applicable Law, (ii) does and will set forth (A) the mailing addresses and email addresses, for each Pre-Closing Holder, (B) the number and class of Equity Securities owned by each Pre-Closing Holder, (C) the number of shares of New Pubco Common Stock allocated to each Pre-Closing Holder, and (D) the portion of the Company Cash Consideration, if any, allocated to each Pre-Closing Holder and (iii) is and will otherwise be accurate in all respects (except for de minimis inaccuracies that are not material). For illustrative purposes only, set forth on Schedule 3.06 is the Allocation Schedule as it would have been prepared if the Closing Date were the date hereof (it being understood that such illustrative Allocation Schedule set forth on Schedule 3.06 is illustrative only and not binding in any manner on the Parties) and the ownership of Newco was the same as the ownership of the Company; provided that, the Parties agree that such illustrative Allocation Schedule shall not be required to set forth the mailing addresses and email addresses of the Pre-Closing Holders. Notwithstanding anything in this Agreement to the contrary, upon delivery, payment, issuance, reserve for issuance or any other treatment of the Aggregate Merger Consideration on the Closing Date in accordance with the

Allocation Schedule, subject to Section 3.01, SPAC and its respective Affiliates shall be deemed to have satisfied all obligations with respect to the payment of consideration under this Agreement, and none of them shall have (I) any further obligations to the Company, any Pre-Closing Holder or any other Person with respect to the payment of any consideration under this Agreement (including with respect to the Aggregate Merger Consideration), or (II) any liability with respect to the allocation of the consideration under this Agreement, and the Company hereby irrevocably waives and releases SPAC and its Affiliates (but excluding, on and after the Closing, the Company and its Affiliates) from all claims arising from or related to such Allocation Schedule and the allocation of the Aggregate Merger Consideration, as the case may be, among each Pre-Closing Holder as set forth in such Allocation Schedule.

Section 3.07 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Newco Common Stock outstanding immediately prior to the Second Effective Time and owned by a holder who is entitled to demand and properly demands appraisal of such shares in accordance with, and who complies in all respects with, the DGCL (such shares, “Dissenting Shares”) shall not be converted into the right to receive a portion of the Aggregate Merger Consideration, and shall instead represent the right to receive payment of the fair value of such Dissenting Shares in accordance with and to the extent provided by the DGCL. At the Second Effective Time, (a) all Dissenting Shares shall be cancelled, extinguished and cease to exist and (b) the holders of Dissenting Shares shall be entitled only to such rights as may be granted to them under the DGCL. If any such holder fails to perfect or otherwise waives, withdraws or loses such holder’s right to appraisal under the DGCL or other applicable Law, then the right of such holder to be paid the fair value of such Dissenting Shares provided by the DGCL shall cease and such Dissenting Shares shall be deemed to have been converted, as of the Second Effective Time, into the right to receive a portion of the Aggregate Merger Consideration upon the terms and conditions set forth in this Agreement. The Company shall give SPAC prompt notice (and in any event within two Business Days) of any demands received by the Company for appraisal of shares of Newco Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company or Newco relating to rights to be paid the fair value of Dissenting Shares, and SPAC shall have the right to participate in and, following the Second Effective Time, direct all negotiations and proceedings with respect to such demands. Prior to the Second Effective Time, neither the Company nor Newco shall, except with the prior written consent of SPAC (which consent shall not be unreasonably conditioned, withheld, delayed or denied), make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands or waive any failure to timely deliver a written demand for appraisal or otherwise comply with the provisions under the DGCL, or agree or commit to do any of the foregoing.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Schedules, the Company represents and warrants to the SPAC Parties as follows:

Section 4.01 Corporate Organization of the Company. The Company has been duly incorporated, is validly existing and is in good standing under the Laws of the State of Montana. The Company has the requisite corporate power and authority to own, operate and lease its properties, rights and assets and to conduct its business as it is now being conducted. The copies of the Organizational Documents of the Company, as in effect on the date hereof, previously made available by the Company to SPAC are (a) true, correct and complete and (b) in full force and effect. The Company is duly licensed or qualified and in good standing as a foreign entity in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is not in violation of any of the provisions of its Organizational Documents, except where such violation would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.02 Subsidiaries. The Subsidiaries of the Company, together with their respective jurisdictions of incorporation or organization and names of their respective equityholders and equity ownership, as of the date hereof, are set forth on Schedule 4.02 (the “Company Subsidiaries”). The Company Subsidiaries have been duly formed or organized, are validly existing under the laws of their respective jurisdictions of incorporation or organization and have the power and authority to own, operate and lease their properties, rights and assets and to conduct their businesses as they are now being conducted, except (other than with respect to due organization and valid existence) in each case as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Company Subsidiary is duly licensed or qualified and in good standing as a foreign entity in each jurisdiction in which its ownership of tangible property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be in good standing or so licensed or qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.03 Due Authorization. The Company has the requisite corporate power and authority to execute and deliver this Agreement and each other Transaction Agreement to which it is a party and (subject to the approvals described in Section 4.05 and upon receipt of the Required Company Shareholder Approval) to perform all obligations to be performed by it hereunder and thereunder and to consummate the Transactions and the transactions contemplated by the other Transaction Agreements. The execution, delivery and performance of this Agreement and the other Transaction Agreements to which the Company is a party and the consummation of the Transactions and the transactions contemplated by the other Transaction Agreements have been duly authorized by the board of directors of the Company and, except for the Required Company Shareholder Approval, no other corporate proceeding on the part of the Company is necessary to authorize this Agreement or any of the other Transaction Agreements or the Company’s performance hereunder or thereunder. This Agreement has been, and each other Transaction Agreement to which the Company is a party (when executed and delivered by the Company) will be, duly and validly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery by each other party hereto and thereto, this Agreement constitutes, and each of the other Transaction Agreements to which the Company is a party will constitute, a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting or relating to creditors’ rights generally and subject, as to enforceability, to general principles of equity, whether such enforceability is considered in a proceeding in equity or at Law (the “Enforceability Exceptions”).

Section 4.04 No Conflict. Except as set forth on Schedule 4.04, the execution, delivery and performance by the Company of this Agreement and the other Transaction Agreements to which it is a party and the consummation by the Company of the Transactions and the transactions contemplated by the other Transaction Agreements do not and will not, upon receipt of the Required Company Shareholder Approval (a) contravene or conflict with the Organizational Documents of the Company or, in any material respect, with the Organizational Documents of the Company Subsidiaries, (b) subject to the approvals described in Section 4.05, contravene or conflict with or constitute a violation of any provision of any Law, Permit or Governmental Order binding upon or applicable to the Company or any of the Company Subsidiaries or any of their respective assets or properties, (c) subject to the approvals described in Section 4.05, violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Contract to which the Company or any of the Company Subsidiaries is a party or by which any of their respective assets or properties may be bound or affected or any Permit of the Company or the Company Subsidiaries, or (d) result in the creation or imposition of any Lien on any asset, property or Equity Security of the Company or any of the Company Subsidiaries, except (A) in the case of each of clauses (b) through (d) as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (B) in the case of clause (d) for Liens on the Equity Security of any of the Company Subsidiaries that is not owned by the Company.

Section 4.05 Governmental Authorities; Consents. Assuming the truth and accuracy of the representations and warranties of the SPAC Parties contained in this Agreement, the execution and delivery of this Agreement by the Company does not, and the performance by the Company of this Agreement and the consummation of the Transactions shall not, require the Company or any of the Company Subsidiaries to obtain any Consent, except (a) for compliance with the applicable requirements, if any, of the HSR Act, (b) the filing of the Second Certificate of Merger in accordance with the DGCL, (c) for Consents that may be required solely by reason of the SPAC Parties’ (as opposed to any other third party’s) participation in the Transactions, (d) the filing with the SEC of (i) the Registration Statement (and the expiration of the waiting period in Rule 14a-6(a) under the Exchange Act or, if the Registration Statement is reviewed by the SEC, receipt of oral or written notification of the completion of the review by the SEC) and (ii) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the other Transaction Agreements, the Transactions or the transactions contemplated by the other Transaction Agreements, (e) such filings with and approval of Nasdaq to permit the New Pubco Common Stock to be issued in connection with the Transactions and the transactions contemplated by other Transaction Agreements to be listed on the Nasdaq, (f) the Required Company Shareholder Approval, (g) as set forth in Schedule 4.05(g) and (h) any Consents the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.06 Current Capitalization.

(a) Schedule 4.06(a) sets forth as of the date hereof the authorized and outstanding Equity Securities of the Company (including the number and class or series (as applicable)) and the record ownership (including the percentage interests held thereby) thereof, and such Equity Securities have not been issued in violation of preemptive or similar rights. The outstanding Equity Securities of the Company have been duly authorized and validly issued and are fully paid and non-assessable.

(b) Except as set forth on Schedule 4.06(a), as of the date hereof, there are no outstanding or authorized Equity Securities in the Company. There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the Company’s shareholders may vote. Except as set forth on Schedule 4.06(b), other than this Agreement, the other Transaction Agreements, the Transactions and the transactions contemplated by the other Transaction Agreements, the Company is not a party to any shareholders agreement, voting agreement, proxies, registration rights agreement or other agreements or understandings relating to its Equity Securities.

Section 4.07 Capitalization of Subsidiaries.

(a) The outstanding Equity Securities of the Company’s Subsidiaries have been duly authorized and validly issued and are, if applicable, fully paid and non-assessable. The outstanding Equity Securities in each Company Subsidiary that are owned by the Company, directly or indirectly, are owned free and clear of any Liens (other than Liens arising under applicable securities Laws or the Organizational Documents of the applicable Company Subsidiary or any Permitted Liens) and have not been issued in violation of preemptive or similar rights.

(b) Except as set forth on Schedule 4.02, as of the date hereof, there are no outstanding or authorized Equity Securities in any Company Subsidiary. No Person is entitled to any preemptive or similar rights to subscribe for Equity Securities of any Company Subsidiary. There are no outstanding contractual obligations of any Company Subsidiary to repurchase, redeem or otherwise acquire any Equity Securities of any Company Subsidiary, except as set forth in the Organizational Documents of the applicable Company Subsidiary. There are no outstanding bonds, debentures, notes or other indebtedness of any Company Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which such Subsidiaries’ shareholders or members, as applicable, may vote. Except as set forth in the Organizational Documents of the applicable Company Subsidiary or as set forth on Schedule 4.07(b), no Company Subsidiary is a party to any stockholders agreement, voting agreement, proxies, registration rights agreement or other agreements or understandings relating to its Equity Securities.

(c) Except for Equity Securities in any wholly-owned Subsidiary of the Company or as set forth on Schedule 4.07(c), as of the date hereof, none of the Company nor any of the Company Subsidiaries owns any Equity Securities in any Person. As of the date hereof, no shares of capital stock are held in treasury by any Company Subsidiary.

Section 4.08 Financial Statements.

(a) Attached as Schedule 4.08(a) hereto are copies of (i) the audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2020 and December 31, 2021, and the related audited consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for the year then ended (the “Audited Financial Statements”) and (ii) the unaudited consolidated balance sheets of the Company and its Subsidiaries as of June 30, 2022, and the related unaudited consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for the six months then ended (the “Unaudited Financial Statements” and together with the Audited Financial Statements, the “Financial Statements”).

(b) The Financial Statements present fairly, in all material respects, the consolidated financial position of the Company and its Subsidiaries, taken as a whole, as of the dates and for the periods indicated therein in conformity with GAAP during the periods involved, except (i) that the Unaudited Financial Statements may not contain all footnotes required by GAAP (none of which, individually or in the aggregate, are material), and (ii) as may be indicated in the notes thereto.

(c) The Company maintains and, for all periods covered by the Financial Statements, has maintained books and records of the Company in the ordinary course of business that are accurate and complete in all material respects and reflect the revenues, expenses, assets and liabilities of the Company and its Subsidiaries in all material respects.

(d) Except as set forth in the Financial Statements, as of the date hereof, neither the Company nor the Company’s independent auditors has identified or been made aware of any fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the internal controls over financial reporting of the Company.

Section 4.09 Undisclosed Liabilities. Except as set forth on Schedule 4.09, as of the date hereof, the Company does not have any liability, debt or obligation, whether accrued, contingent, absolute, determined, determinable or otherwise, that would be required to be set forth on a consolidated balance sheet of the Company prepared in accordance with GAAP, except for liabilities, debts or obligations (a) reflected or reserved for in the Most Recent Balance Sheet, (b) that have arisen since the Most Recent Balance Sheet in the ordinary course of business, or (c) arising under this Agreement or the performance by the Company of its obligations hereunder, including the Company Transaction Expenses, the Advisor Expenses and the Credited Expenses.

Section 4.10 Litigation and Proceedings. As of the date hereof, there is no, and from January 1, 2018 through the date hereof, there has not been any, Action pending or, to the knowledge of the Company, threatened in writing by or against the Company or any of the Company Subsidiaries or any of their properties, rights or assets that would reasonably be expected to (a) involve an amount in controversy (not counting insurance deductibles) of more than $100,000, or (b) if adversely determined, have, individually or in the aggregate, a Company Material Adverse Effect. There is no, and since January 1, 2018 there has been no, Governmental Order imposed upon or, to the knowledge of the Company, threatened in writing against the Company or any of the Company Subsidiaries or any of their properties, rights or assets. As of the date hereof, none of the Company nor any of the Company Subsidiaries is party to a settlement or similar agreement regarding any of the matters set forth in the two preceding sentences that contains any unsatisfied, ongoing obligations, restrictions or liabilities (of any nature).

Section 4.11 Compliance with Laws.

(a) The Company and the Company Subsidiaries are in compliance with all applicable Laws (including applicable Environmental Laws) in all material respects.

(b) Each of the Company and the Company Subsidiaries hold all material licenses, approvals, consents, registrations, franchises and permits (“Permits”) necessary for the lawful conduct of its business as it is being conducted as of the date hereof. No event has occurred with respect to any of the Permits which permits, or after the giving of notice or lapse of time or both would permit, revocation, cancellation or termination thereof, or would reasonably be expected to result in any other impairment of the rights of the holder of any such Permit.

(c) As of the date hereof, (i) none of the Company nor any of the Company Subsidiaries has received any written notice of any material violations of applicable Laws, Governmental Orders or Permits (other than allegations asserted by providers in connection with requests for claims adjustments by such providers in the ordinary course of business) that remains unresolved and (ii) no assertion or Action of any material violation of any Law, Governmental Order or Permit by the Company or any of the Company Subsidiaries is currently threatened in writing against the Company or any of the Company Subsidiaries (other than allegations asserted by providers in connection with requests for claims adjustments by such providers in the ordinary course of business). As of the date hereof, no investigation or review by any Governmental Authority with respect to the Company or any of the Company Subsidiaries is pending or has been threatened in writing.

Section 4.12 Contracts; No Defaults.

(a) Schedule 4.12(a) contains a true and complete listing of all Contracts described in clauses (i) through (xiii) of this Section 4.12(a) to which, as of the date of this Agreement, the Company or any of its Subsidiaries is a party or by which, as of the date hereof, any of their respective assets are bound (together with all material amendments, waivers or other changes thereto that exist on the date hereof) other than any purchase orders entered into in the ordinary course of business and, except with respect to clauses (ix) and (x), any Company Benefit Plans (all such Contracts as described in clauses (i) through (xiii), collectively, the “Company Material Contracts”). True, correct and complete copies of such Company Material Contracts, together with all material amendments, waivers or other changes thereto, in each case that are in existence as of the date hereof have been delivered to or made available to SPAC or its agents or Representatives.

(i) Each Contract relating to Indebtedness with a principal amount (including the amount of any undrawn but available commitments thereunder) in excess of $200,000;

(ii) Each Contract that is a purchase and sale or similar agreement for the acquisition of any Person or any business unit thereof or the disposition of any material assets the Company or any of its Subsidiaries in each case, (A) involving payments in excess of $200,000, or (B) pursuant to which there are any material ongoing obligations;

(iii) Each lease, rental or occupancy agreement, license, installment and conditional sale agreement and each other Contract with outstanding obligations that (A) provides for the ownership of, leasing of, occupancy of, title to, use of, or any leasehold or other interest in any real or personal property and (B) involves aggregate payments in excess of $200,000 in any calendar year, other than sales or purchase agreements in the ordinary course of business and sales of obsolete equipment;

(iv) Each Contract, or group of related Contracts, requiring capital expenditures by the Company or the Company Subsidiaries after the date of this Agreement in an amount in excess of $200,000 in the aggregate in a 12-month period;

(v) Each Contract providing for payments or projected revenue to the Company or its Subsidiaries in an amount in excess of $4,000,000 in the aggregate in the 12-month period commencing on the date hereof;

(vi) Each Contract prohibiting or restricting in any material respect the ability the Company or its Subsidiaries to engage in any business, to solicit any potential customer, to operate in any geographical area or to compete with any Person, in each case, in any material respect, other than customary restrictions with respect to the sale or delivery of products in certain geographical areas and non-solicitation and no-hire provisions, in each case, entered into in the ordinary course of business;

(vii) Each Contract (excluding (x) non-disclosure agreements,(y) non-exclusive licenses granted in trademarks that are Owned Intellectual Property that are incidental to marketing, printing or advertising Contracts or are for inclusion on customer lists or use in the provision of services, and (z) Contracts containing a nonexclusive license or other nonexclusive grant of rights to service providers, contractors or vendors entered into for the provision of services to the Company or any Subsidiary by such Persons, in the ordinary course of business) under which the Company or any of its Subsidiaries (A) is a licensee with respect to any item of Intellectual Property that is material to the business of the Company or any of the Company Subsidiaries (excluding non-exclusive licenses, terms of service, terms of use and similar agreements in respect of commercially available, unmodified, “off-the-shelf” software, services or software-as-a-service platforms) and (B) is a licensor or otherwise grants to a third party any rights to use any item of material Owned Intellectual Property (excluding non-exclusive licenses granted by the Company or any of its Subsidiaries in the ordinary course of business and consistent with past practice);

(viii) Each Contract under which the Company or any of its Subsidiaries has commissioned the development of Owned Intellectual Property by a third party that is material to the business of the Company or any of its Subsidiaries (other than pursuant to the Company’s standard form employee invention assignment or consulting or independent contractor agreements, copies of which have been provided to SPAC, or any Contract entered into in the ordinary course of business);

(ix) Each employment Contract with any individual that (A) provides for annual base salary in excess of $150,000, (B) provides for independent contractor services with fees in excess of $150,000 per year, or (C) provides for the payment or accelerated vesting of any compensation or benefits in connection with the consummation of the Transactions, including any severance, retention, change of control, transaction, or similar payments;

(x) Each CBA;

(xi) Each staffing agreement, temporary employment agreement, or similar agreement for the provisions of temporary labor;

(xii) Each Contract with a Governmental Authority; and

(xiii) Any commitment to enter into agreement of the type described in clauses (i) through (xii) of this Section 4.12(a).

(b) Except for any Contract that has terminated, or will terminate, upon the expiration of the stated term thereof prior to the Closing Date, (i) each Company Material Contract is (A) in full force and effect and (B) represents the legal, valid and binding obligations the Company or one of its Subsidiaries that is a party thereto and, to the knowledge the Company, represents the legal, valid and binding obligations of the other parties thereto, in each case, subject to the Enforceability Exceptions, (ii) neither the Company, any of its Subsidiaries nor, to the knowledge the Company, any other party thereto is or is alleged to be in material breach of or default under any Company Material Contract, (iii) neither the Company nor any of its Subsidiaries has received any written claim or notice of material breach of or default under any such Contract that remains unresolved and (iv) to the knowledge the Company, no event has occurred which individually or together with other events, would reasonably be expected to result in a material breach of or a default under any such Contract (in each case, with or without notice or lapse of time or both).

Section 4.13 Company Benefit Plans.

(a) Schedule 4.13(a) sets forth a true and complete list of each material Company Benefit Plan. For purposes of this Agreement a “Company Benefit Plan” means each Benefit Plan which is contributed to, required to be contributed to, sponsored by or maintained by the Company or any of its Subsidiaries for the benefit of any Service Provider of the Company or any of its Subsidiaries or under or with respect to which the Company or any of its Subsidiaries has any liability or obligation, contingent or otherwise, in any case, excluding any Multiemployer Plan.

(b) With respect to each Company Benefit Plan listed on Schedule 4.13(a), the Company has delivered or made available to SPAC copies of (i) the plan document, adoption agreement, and any trust agreement or other funding instrument relating to such plan, or in the event that the Company Benefit Plan is unwritten, a written summary of the material provisions, as applicable, (ii) the most recent summary plan description, if any, required under ERISA with respect to the Company Benefit Plan, (iii) the three most recent annual reports on Form 5500 and all attachments with respect to the Company Benefit Plan (if applicable), (iv) the three most recent actuarial valuations (if applicable) relating to the Company Benefit Plan, (v) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Company Benefit Plan, and (vi) any material or non-routine correspondence with any Governmental Authority within the past three years.

(c) Each Company Benefit Plan has been established, maintained, funded and in material compliance with its terms and all applicable Laws, including ERISA and the Code, and all contributions, premiums or other payments that are due with respect to any Company Benefit Plan have been made and all such amounts due for any period ending on or before the Closing Date have been or will be made or properly accrued and, with respect to contributions, premiums or other payments for the periods reflected therein, reflected in the Financial Statements to the extent required by GAAP. No Company Benefit Plan has any unfunded or underfunded benefit liabilities.

(d) Each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code (i) has received a favorable determination or opinion letter as to its qualification or (ii) has been established under a standardized master and prototype or volume submitter plan for which a current favorable IRS advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer, and, to the Company’s knowledge, as of the date hereof, nothing has occurred, whether by action or failure to act, that would reasonably be expected to adversely affect such qualification.

(e) (i) No event has occurred and no condition exists that would subject the Company or any of its Subsidiaries, either directly or by reason of their affiliation with an ERISA Affiliate, to any tax, fine, Lien, penalty or other liability imposed by ERISA, the Code or other applicable Law, (ii) there do not exist any pending or, to the Company’s knowledge, threatened Actions (other than routine claims for benefits), audits or investigations with respect to any Company Benefit Plan, (iii) there have been no “prohibited transactions” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA and not otherwise exempt under Section 408 of ERISA, and (iv) no breaches of fiduciary duty (as determined under ERISA) with respect to any Company Benefit Plan have occurred that, in each case of subsections (i) through (iv), either individually or in the aggregate, would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) Except for coverage that is provided through the end of the calendar month in which a termination of employment occurs or pursuant to Section 4980B of the Code or any similar state Law, no Company Benefit Plan provides, and neither the Company nor any of its Subsidiaries has any current or projected liability in respect of or any obligation to provide, any post-employment or post-retirement or post-termination health, medical or life insurance benefits for current, former or retired Service Providers of the Company or any of its Subsidiaries.

(g) None of the Company, its Subsidiaries, or its respective ERISA Affiliates sponsors, maintains, contributes to, is required to contribute to, or otherwise has or would reasonably be expected to have any current or contingent liability or obligation under or with respect to: (i) a multiemployer plan (as defined in Section 3(37) of ERISA or Section 4001(a)(3) of the Code) (a “Multiemployer Plan”), (ii) a “defined benefit plan” (as defined in Section 3(35) of ERISA) or any plan that is or was subject to Section 302 or Title IV of ERISA or Section 412 or Section 4971 of the Code, (iii) a “multiple employer plan” (within the meaning of Section 210 of ERISA or 413(c) of the Code), or (iv) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA). For purposes of this Agreement, “ERISA Affiliate” means, with respect to the Company, any Person or entity (whether or not incorporated) other than the Company or a Subsidiary of the Company that, together with the Company, is under common control or treated as a single employer under Section 4001(b)(1) of ERISA or Section 414(b), (c), (m), or (o) of the Code.

(h) Except as set forth on Schedule 4.13(h), neither the execution and delivery of this Agreement by the Company nor the consummation of the Mergers (whether alone or in connection with any other event(s)) (i) will result in the acceleration, funding, vesting or creation of any rights of any current or former Service Provider of the Company or its Subsidiaries to any compensatory payments, severance or benefits or increases in any compensatory payments, severance or benefits (including any loan forgiveness) under any Company Benefit Plan (or under any arrangement that would be the Company Benefit Plan if in effect as of the date of this Agreement), (ii) will result in the payment to any current or former Service Provider of the Company or its Subsidiaries of any severance payments, or any increase in severance payments or benefits upon any termination of employment or service, or (iii) result in any “excess parachute payment” within the meaning of Section 280G of the Code (or corresponding provision of state law) to any Service Provider of the Company or its Subsidiaries who is a “disqualified individual” within the meaning of Section 280G of the Code (determined without regard to the exceptions set forth in Section 280G(b)(5) of the Code).

(i) None of the Company or any of its Subsidiaries maintains any obligations to gross-up or reimburse any individual for any Tax or related interest or penalties incurred by such individual, including under Sections 409A or 4999 of the Code or otherwise.

(j) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code is in compliance with, and has been maintained, operated and administered in compliance with, Section 409A of the Code, and all applicable regulations, other guidance issued, and notices issued thereunder.

(k) With respect to each Company Benefit Plan that is subject to the Laws of a jurisdiction other than the United States (whether or not United States Law also applies) (a “Foreign Plan”): (i) all employer and employee contributions to each Foreign Plan required by Law or by the terms of such Foreign Plan have been timely made in all material respects, or, if applicable, accrued in accordance with normal accounting practices; (ii) each Foreign Plan required by Law to be registered has been so registered and has been maintained in good standing in all material respects with applicable Law; (iii) the Foreign Plan has been sponsored, maintained and contributed to in compliance with its terms and applicable foreign Laws; and (iv) no Foreign Plan is a defined benefit plan (as defined in ERISA, whether or not subject to ERISA) or has any unfunded or underfunded liabilities.

Section 4.14 Labor Matters.

(a) Except as set forth on Schedule 4.14(a), none of the Company or any of its Subsidiaries is party to or bound by any collective bargaining agreement with any labor union, labor organization or works council representing employees of the Company (each, a “CBA”) and no employees are represented by any labor union, other labor organization or works council with respect to their employment with the Company or any of its Subsidiaries. There are no, and from January 1, 2020, there have been no, pending, or to the knowledge of the Company, as of the date hereof, there are no threatened (i) labor organizing activities or representation or certification proceedings by any labor union, works council or other labor organization to organize any of the Company Employees, and (ii) material labor disputes, labor grievances, labor arbitrations, unfair labor practice charges, strikes, lockouts, picketing, hand billing, slowdowns, concerted refusals to work overtime, or work stoppages against or affecting the Company or any of its Subsidiaries.

(b) The Company and its Subsidiaries are, and have been since January 1, 2018, in material compliance with all applicable Laws regarding labor, employment and employment practices, including all Laws respecting terms and conditions of employment, health and safety, employee classification (including the classification of independent contractors and exempt and non-exempt employees under the Fair Labor Standards Act and similar state or local Laws), discrimination, harassment or retaliation, whistleblowing, wages and hours, classification of individuals as independent contractors or employees, the investigation of sexual harassment or other unlawful discrimination or retaliation claims, immigration (including the completion of Forms I-9 for all U.S. employees and the proper confirmation of employee visas), disability rights or benefits, equal opportunity, plant closures and layoffs (including the WARN Act), COVID-19, affirmative action, workers’ compensation, labor relations, employee leave issues, employee trainings and notices, and unemployment insurance.

(c) No allegations of sexual harassment or sexual misconduct have been made or threatened in writing, or, to the knowledge of the Company, otherwise threatened in writing to be made, against or involving any current or former officer, director, manager or other Key Employee or by any current or former officer or employee of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has entered into any settlement agreements resolving, in whole or in part, allegations of sexual harassment or sexual misconduct by any current or former officer, director of other Key Employee.

(d) Except as set forth on Schedule 4.14(d), no employee layoff, facility closure or shutdown (whether voluntary or by Governmental Order), reduction-in-force, furlough, temporary layoff, or material work schedule change or reduction in hours, modification of any Company Benefit Plan, salary or wages affecting Company Employees has occurred since January 1, 2018 or has occurred as a result of COVID-19 or any COVID-19 Measures.

(e) None of the Company or any of its Subsidiaries has implemented any plant closing or employee layoffs that would trigger notice obligations under the WARN Act or any other similar state Laws.

(f) As of the date hereof, none of the Company or any of its Subsidiaries has received written notice that any Key Employee intends to terminate his or her employment with the Company prior to the one-year anniversary of the Closing.

(g) The Company and its Subsidiaries have paid in full to all employees, independent contractors and consultants all wages, salaries, fees, commissions, bonuses, benefits, accrued vacation or paid time off, severance, end of service payments and other compensation or contractual payments due to or on behalf of such employees, independent contractors and consultants.

(h) Except as would not be material (either individually or in the aggregate), none of the Company or any of its Subsidiaries have any liability for the misclassification of any employee as exempt under the Fair Labor Standards Act or state or local Laws or any individual as an independent contractor rather than an employee.

(i) The Company has made available to SPAC copies of any confidentiality, non-competition, non-solicitation, non-disparagement, and/or intellectual property assignment agreement or similar restrictive covenant agreement that is protective of the Company or any Company Subsidiary executed by the current employees of the Company and the Company Subsidiaries. To knowledge of the Company, (i) no employee or independent contractor of the Company and its Subsidiaries is subject to any noncompete or nondisclosure agreement that would materially interfere with such employee’s or independent contractor’s ability to promote the interests of or provide services to the Company and the Company Subsidiaries or that would conflict with the Company’s and the Companies’ Subsidiaries’ business and (ii) no employee of the Company and its Subsidiaries is a party to any employment or consulting agreement with any third-party.

Section 4.15 Taxes.

(a) All material Tax Returns required by Law to be filed by the Company and its Subsidiaries have been duly filed with the appropriate Governmental Authority, and all such Tax Returns are true, correct and complete in all material respects.

(b) All material amounts of Taxes due and payable by the Company and its Subsidiaries (whether or not reflected on any Tax Return) have been duly paid to the appropriate Governmental Authority.

(c) The Company and each of its Subsidiaries has (i) withheld and deducted all material amounts of Taxes required to have been withheld or deducted by it in connection with amounts paid or owed to any employee or independent contractor and all material sales, use, ad valorem, and value added Taxes, (ii) duly and timely remitted such amounts to the appropriate Governmental Authority (other than any such amounts not yet required to be remitted), and (iii) complied in all material respects with applicable Laws with respect to Tax withholding and sales, use, ad valorem and value added Tax Laws, including all material reporting and record keeping requirements with respect thereto.

(d) Neither the Company nor any of its Subsidiaries is engaged in any audit, administrative proceeding or judicial proceeding, in each case, that is material, with respect to Taxes. Neither the Company nor any of its Subsidiaries is the subject of any dispute or claim with respect to a material amount of Taxes, other than disputes or claims that have been resolved, and no such claims have been threatened in writing. All material deficiencies for Taxes asserted or assessed in writing against the Company or any of its Subsidiaries have been fully and timely (taking into account applicable extensions) paid, settled or withdrawn. No written claim has been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return that such entity is or may be subject to material Taxes or required to file a Tax Return in respect of material Taxes in that jurisdiction. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes of the Company or any of its Subsidiaries, and no written request for any such waiver or extension is currently pending.

(e) Neither the Company nor any of its Subsidiaries (or any predecessor thereof) has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for income tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(f) Neither the Company nor any of its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar or corresponding provision of state, local or foreign Law).

(g) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) installment sale or open transaction disposition made prior to the Closing; (ii) prepaid amount or deferred revenue received prior to the Closing outside the ordinary course of business; or (iii) intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 (or any corresponding or similar provision of state or local applicable Laws) occurring or existing prior to the Closing. Neither the Company nor any of its Subsidiaries will be required to make any payment after the Closing Date as a result of an election under Section 965(h) of the Code.

(h) There are no Liens with respect to Taxes on any of the assets of the Company or any of its Subsidiaries, other than Liens for Taxes not yet due and payable or which are being contested in good faith through appropriate Actions and for which appropriate reserves have been established in accordance with GAAP. Neither the Company nor any of its Subsidiaries has entered into any “closing agreement” or similar agreement or arrangement with a Governmental Authority relating to Taxes that is in effect as of the date of this Agreement.

(i) Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated, combined, consolidated, unitary or other group for Tax purposes other than such a group that includes only the Company and/or its Subsidiaries, or (ii) has any material liability for or in respect of the Taxes of any Person (other than the Company and its Subsidiaries) as a transferee or successor, by Contract, assumption or operation of law, or otherwise (except for liabilities pursuant to contracts not primarily relating to Taxes).

(j) Neither the Company nor any of its Subsidiaries is a party to, or bound by, or has any material obligation to any Governmental Authority or other Person under any Tax allocation, Tax sharing, Tax indemnification or similar agreement or arrangement (except, in each case, for liabilities pursuant to (i) contracts not primarily relating to Taxes or (ii) an agreement solely among any of the Company and its Subsidiaries).

(k) Except as set forth on Schedule 4.15(k), neither the Company nor any of its Subsidiaries is organized in a non-U.S. jurisdiction.

(l) The Company is not, and has not been at any time during the five year period ending on the Closing Date, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(m) The Company has duly elected to be treated as an S corporation pursuant to Code Section 1362(a) and, as applicable, the Laws of each state and other jurisdiction in which the Company or any Subsidiary of the Company conducts business or could otherwise be subject to income Taxes. Each of these elections was in effect at all times prior to the Contribution. No event has occurred (or fact has existed) that would preclude the Company from initially qualifying as an S corporation under Code Section 1361(a) or which would terminate the Company’s S corporation status (other than the Contribution and the other Transactions). No Governmental Authority has challenged the effectiveness of any of these elections.

(n) The Company has duly elected to treat each wholly-owned Company Subsidiary as a “qualified Subchapter S subsidiary” pursuant to the Code Section 1361(b)(3)(B) and the laws of each state and other jurisdiction in which such Subsidiary conducts business or could otherwise be subject to income Taxes. Each of these elections is currently effective. No event has occurred (or fact existed) that would preclude any such Subsidiary of the Company from initially qualifying as a “qualified Subchapter S subsidiary” or which would terminate any such Subsidiary’s “qualified Subchapter S subsidiary” status (other than the Transactions). No Governmental Authority has challenged the effectiveness of any of these elections.

(o) As of the date of this Agreement, Consumer Direct Care Washington, LLC, a Washington limited liability company, is classified as a partnership for U.S. federal income Tax purposes and, as applicable, under the Laws of each state and other jurisdiction in which such Subsidiary conducts business or could otherwise be subject to income Taxes. No Governmental Authority has challenged such classification.

(p) Neither the Company nor any Subsidiary of the Company is an “investment company” as defined in Sections 368(a)(2)(F)(iii) and (iv) of the Code. The Company is not aware of any agreement, plan or other circumstance, or has taken or agreed to take any action, that could reasonably be expected to prevent the Intended Tax Treatment.

Section 4.16 Insurance. With respect to all material policies or programs of self-insurance of property, fire and casualty, product liability, workers’ compensation and other forms of insurance held by, or for the benefit of, the Company or its Subsidiaries, (a) all premiums due have been paid (other than retroactive or retrospective premium adjustments and adjustments in the respect of self-funded general liability and automobile liability fronting programs, self-funded health programs and self-funded general liability and automobile liability front programs, self-funded health programs and self-funded workers’ compensation programs that are not yet, but may be, required to be paid with respect to any period end prior to the Closing Date), (b) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect in all material respects, (c) none of the Company nor any of its Subsidiaries is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to the Company’s knowledge no event has occurred which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification, under the policy, and to the knowledge of the Company, no such action has been threatened in writing, and (d) as of the date hereof, no written notice of cancellation, non-renewal, disallowance or reduction in coverage or claim or termination has been received other than in connection with ordinary renewals.

Section 4.17 Equipment and Other Tangible Property. The Company or one of its Subsidiaries owns and has good title to all material equipment and other material tangible property and assets reflected on the books of the Company and its Subsidiaries as owned by the Company or one of its Subsidiaries, free and clear of all Liens other than Permitted Liens.

Section 4.18 Real Property.

(a) Schedule 4.18(a) contains a true, correct and complete list, as of the date of this Agreement, of all Leased Real Property including the address of each Leased Real Property and a detailed description of each Lease (hereinafter defined). The Company has made available to SPAC true, correct and complete copies of the material Contracts pursuant to which the Company or any of its Subsidiaries use or occupy (or have been granted an option to use or occupy) such Leased Real Property or is otherwise a party with respect to the Leased Real Property as of the date hereof (the “Leases”). As of the date hereof (i) each Lease is valid, binding and enforceable and in full force and effect against the Company or one of its Subsidiaries and, to the Company’s knowledge, the other party thereto, subject to the Enforceability Exceptions, and each such Lease is in full force and effect in all material respects, (ii) each Lease has not been amended or modified in any material respect except as reflected in the modifications, amendments, supplements, waivers and side letters disclosed on Schedule 4.18(a) or otherwise made available to SPAC, (iii) none of the Company nor any of its Subsidiaries has received or given any written notice of default or breach under any of the Leases and to the knowledge of the Company, neither the Company nor its Subsidiaries has received written notice of any default or breach that has not been cured, and (iv) to the knowledge of the Company, there does not exist under any Lease any event or condition which, with notice or lapse of time or both, would become a default or breach by the Company or one of its Subsidiaries or, in each case, to the Company’s knowledge, the other party thereto.

(b) At the Closing, neither the Company nor any of its Subsidiaries will own any land, buildings or other real property.

Section 4.19 Intellectual Property and IT Security.

(a) Schedule 4.19(a) sets forth a complete and correct list of all registrations and applications for the registration thereof for the following that are included in the Owned Intellectual Property: (A) trademarks, (B) patents, (C) copyrights, and (D) internet domain names, specifying as to each item, as applicable, the owner(s) of record, jurisdiction of application or registration, the application or registration number and the date of application or registration (“Registered Intellectual Property”). Excluding any pending applications included in the Registered Intellectual Property, as of the date hereof, each item of material Registered Intellectual Property is subsisting, and, to the knowledge of the Company, valid and enforceable, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date hereof, no loss or expiration of any material Owned Intellectual Property is threatened in writing, pending, or reasonably foreseeable by the Company or its Subsidiaries, except for expiration of patents and copyrights and non-renewal of trademarks and internet domain names at the end of their statutory or designated (in case of domain names) terms (and not as a result of any act or omission by the Company or any of its Subsidiaries, including failure by the Company or any of its Subsidiaries to pay any required maintenance fees) and except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company or one or more Subsidiaries of the Company (i) solely owns all right, title and interest in and to the Owned Intellectual Property and (ii) has the right to use pursuant to a written, and to the knowledge of the Company, valid, license all other Intellectual Property used in or necessary for the operation of the business of the Company, as presently conducted, and that is not in the public domain (“Licensed Intellectual Property”), in each case, free and clear of all Liens other than Permitted Liens and except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) There is not, and since January 1, 2018, there has not been any Action pending, received in writing or threatened in writing, against the Company or any of its Subsidiaries with respect to any Intellectual Property, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2018, no Person has notified the Company or any of its Subsidiaries in writing that any of such Person’s Intellectual Property rights are infringed, misappropriated, or otherwise violated by the Company or any of its Subsidiaries or that the Company or any of its Subsidiaries requires an unsolicited license to any of such Person’s Intellectual Property rights, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, none of Company, its Subsidiaries or the former or current conduct of their respective businesses infringes, misappropriates or otherwise violates, or since January 1, 2018 has infringed, misappropriated or otherwise violated, any Intellectual Property rights of any other Person, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, no Person is currently infringing, misappropriating, diluting or otherwise violating, or since January 1, 2018 has infringed, misappropriated, diluted or otherwise violated, any of the Owned Intellectual Property, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) The Company has taken commercially reasonable steps to maintain, preserve and protect all material Owned Intellectual Property. The Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of all Trade Secrets and any other material confidential information owned by the Company or its Subsidiaries (and any material confidential information owned by any Person to whom the Company or any of its Subsidiaries has a written confidentiality obligation). No Trade Secrets or other material confidential information included in the Owned Intellectual Property have been disclosed by the Company or any of its Subsidiaries to any Person other than pursuant to a written agreement restricting the disclosure and use of such Trade Secrets or any other confidential information by such Person except to the extent that the disclosure of such Trade Secrets or confidential information would not result in a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each current or former founder, employee, consultant and independent contractor of the Company or its Subsidiaries who has contributed or created, in whole or in part, any material Owned Intellectual Property has executed and delivered to the Company or its Subsidiaries either a (i) written “work-for-hire” agreement under which the Company or its applicable Subsidiaries is deemed to be the owner or author of all such Owned Intellectual Property rights created or developed by such Person, or (ii) a written assignment by such Person (by way of a present grant of assignment) in favor of the Company or one of its applicable Subsidiaries of all right, title and interest in and to such Owned Intellectual Property, and in case of the foregoing clauses (i) and (ii), that also prohibits such Person, where commercially reasonable or customary, from using or disclosing any Trade Secrets included in the Owned Intellectual Property. To the knowledge of the Company, no such current or former founder, employee, consultant and independent contractor of the Company or its Subsidiaries is in violation of any such agreement, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) The Company or its Subsidiaries is/are in possession of the source code and object code for all Software constituting material Owned Intellectual Property (“Owned Software”), except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Owned Software (i) conforms in all material respects with all representations and warranties established by the Company and its Subsidiaries or conveyed thereby to its or their customers or other transferees, (ii) to the knowledge of the Company, is free of any material defects and does not contain any Unauthorized Code and (iii) has been maintained by the Company and its Subsidiaries on their own behalf or on behalf of their customers in accordance with their contractual obligations to customers, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is in possession of or has access to all documentation relating to the Owned Software that is reasonably necessary for the use, maintenance, enhancement, development, and other exploitation of such Owned Software as used in the business of the Company, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. For purposes of clarity, Owned Software does not include any Software constituting Licensed Intellectual Property that is embedded in or used or operated in connection with the Owned Software.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have not incorporated any “open source” or “copyleft” Software or Software licensed or used under an ”open source” license or analogous license (including any license approved by the Open Source Initiative and listed at http://www.opensource.org/licenses and including under the GNU General Public License, the GNU Lesser General Public License, the Affero General Public License, any Creative Commons “ShareAlike” license, or the Apache Software License) (“Open Source Code”) into Owned Software, distributed Open Source Code in conjunction with any Owned Software or used Open Source Code, in each case in a manner that requires or conditions the use or distribution of any of the Owned Software on the compulsory disclosure, licensing, or distribution of any source code for any portion of such Owned Software, including requiring any Owned Software to be (A) disclosed or distributed in source code form, (B) licensed for the purpose of making derivative works, or (C) redistributable at no charge or minimal charge.

(f) The Company has taken commercially reasonable efforts consistent with industry standards for companies of the Company’s size that are designed to (i) protect the confidentiality, integrity and security of the IT Systems from any unauthorized use, access, interruption, or modification, and (ii) ensure that all IT Systems (A) operate and run in a reasonable and efficient business manner in all material respects, and (B) are free from any Unauthorized Code, except as would not reasonably be expected to have a Company Material Adverse Effect. The IT Systems are sufficient for the current needs of the Company, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(g) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with all Data Security Requirements. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have not experienced any Security Breaches.

(h) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have sufficient rights to Process all Protected Data to the extent such Protected Data is Processed by or on behalf of the Company and its Subsidiaries in connection with the use and/or operation of its products, services and business.

Section 4.20 Absence of Changes. From December 31, 2021 until the date of this Agreement, no Company Material Adverse Effect has occurred and is continuing.

Section 4.21 Brokers’ Fees. Other than as set forth on Schedule 4.21, no broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other similar fee, commission or other similar payment in connection with the Transactions based upon arrangements made by the Company or any of the Company Subsidiaries or any of their respective Affiliates.

Section 4.22 Related Party Transactions. Except for the Contracts set forth on Schedule 4.22, there are no Contracts between the Company or any of the Company Subsidiaries, on the one hand, and any officer or director of the Company and the Company Subsidiaries or holder of Company Common Stock or, to the Company’s knowledge, any Affiliate (other than the Company and its Subsidiaries) or family member of any of the foregoing, on the other hand (each, a “Company Related Party Contract”), except in each case, for (a) employment agreements, confidentiality and invention assignment agreements, standard director and officer indemnification agreements, equity or incentive equity documents, fringe benefits and other compensation paid to directors, officers and employees consistent with previously established policies, (b) reimbursements of expenses incurred in connection with their employment or service (excluding from clause (a) and this clause (b) any loans made by the Company or its Subsidiaries to any officer, director, employee, member or shareholder and all related arrangements, including any pledge arrangements), (c) amounts paid pursuant to Company Benefit Plans listed on Schedule 4.13(a) and (d) other transactions for services in their capacity as officers, directors or employees.

Section 4.23 Registration Statement; Information Provided. None of the information relating to the Company or its Subsidiaries supplied or to be supplied in writing by the Company, or by any other Person acting on behalf of the Company, specifically for inclusion in the Registration Statement will, as of the date the Registration Statement (or any amendment or supplement thereto) is first mailed to SPAC’s stockholders, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representations or warranties as to the information contained in or omitted from the Registration Statement (a) that is modified in any material respect by any SPAC Party or any of their Affiliates or Representatives without the Company’s prior written approval, which is misleading by virtue of such modification, (b) in reliance upon and in conformity with information furnished in writing by or on behalf of a SPAC Party or any of their Affiliates or Representatives specifically for inclusion in the Registration Statement which is misleading by virtue of such reliance and conformity or (c) with respect to projections or forecasts with respect to the Company or its Subsidiaries. The Registration Statement, insofar as it relates to information supplied by or on behalf of the Company related to the Company or its Subsidiaries for inclusion therein, will comply as to form in all material respects with the provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder.

Section 4.24 International Trade; Anti-Corruption.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any of their respective officers, directors or employees or any agents or other third-party representatives acting on behalf of the Company or any of its Subsidiaries, is currently, or has been in the last five years: (i) a Sanctioned Person; (ii) organized, resident or located in a Sanctioned Country; (iii) knowingly engaging in any dealings or transactions with any Sanctioned Person or in any Sanctioned Country; or (iv) otherwise in violation of applicable Sanctions Laws, or U.S. anti-boycott Laws (collectively, “Trade Controls”).

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any of their respective officers, directors or employees or any agents or other third-party representatives acting on behalf of the Company or any of its Subsidiaries, has in the last five years made any unlawful payment or given, offered, promised, or authorized or agreed to give, or received, any money or thing of value, directly or indirectly, to or from any officer or employee of a Governmental Authority or other Person in violation of any Anti-Corruption Laws.

(c) In the past five years, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company nor any of its Subsidiaries has (i) received from any Governmental Authority or any other Person any written notice, inquiry, or internal or external allegation; (ii) made any voluntary or involuntary disclosure to a Governmental Authority; or (iii) conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing related to Trade Controls or Anti-Corruption Laws.

Section 4.25 Healthcare Matters.

(a) The Company and its Subsidiaries are, and since January 1, 2017 have been, in compliance in all material respects with all Healthcare Laws or CIAs applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective businesses or properties is bound, in each case in all material respects. Since January 1, 2017, no Governmental Authority has issued any written notice or notification stating that the Company or any of its Subsidiaries is not in compliance in all material respects with any Healthcare Law or CIA. The Company is not currently subject to a CIA and has no reporting or other obligations with regard to any prior CIA.

(b) None of the Company or any of its Subsidiaries has been excluded, suspended or debarred from participation in any Government Reimbursement Program. There is no pending, or to the Knowledge of the Company, threatened, exclusion, revocation, suspension, termination, probation, restriction, limitation or nonrenewal affecting the Company’s or any of its Subsidiaries’ participation or enrollment in any Government Reimbursement Program or Third Party Payor Program.

(c) The Company and its Subsidiaries have paid or made provision to pay any overpayment received from any Governmental Authority or Third Party Payor and any similar obligation with respect to reimbursement programs in which the Company or any of its Subsidiaries participates (each of which is reflected in the Company’s Financial Statements).

(d) Since January 1, 2017, (i) the Company and its Subsidiaries have held the requisite provider numbers and enrollments to bill Governmental Reimbursement Programs and all other Third Party Payor Programs that the Company or its Subsidiaries bill as a participating or in-network provider, (ii) all billings by the Company and its Subsidiaries have been for items and services actually provided by the

Company or its Subsidiaries, as applicable, to eligible patients, in accordance with requirements of all applicable Healthcare Laws, Government Reimbursement Programs or Third Party Payor Programs, except for billing mistakes or errors and bills that have been disputed in good faith, in each case that are immaterial in nature and (iii) the Company and its Subsidiaries have all necessary and appropriate documentation reasonably necessary to support such billings and which is true, correct, and accurate in all material respects.

(e) Except as set forth in Schedule 4.25(e), neither the Company nor any of its Subsidiaries has received written notice that it is in default under (i) any contract with any Third Party Payor Programs, or (ii) the rules and policies of any Third Party Payor Program, including all certification, billing, reimbursement, provider eligibility and documentation requirements.

(f) None of the Company nor any of the Company Subsidiaries has received written notice that the Company or any of the Company Subsidiaries is currently the subject of any investigation, audit, inquiry or proceeding by any Governmental Authority (including any Governmental Authority’s designated agent or agents) or any Third Party Payor Programs nor, to the knowledge of the Company, has the Company or any of its Subsidiaries received any oral notice from any Governmental Authority or Third Party Payor Programs regarding any investigation, audit, inquiry or proceeding by any Governmental Authority.

(g) To the knowledge of the Company, none of the Company, any of its Subsidiaries, nor any of their respective Representatives have offered, paid, solicited or received any unlawful remuneration of any kind prohibited by any Healthcare Law.

Section 4.26 Top Customers. Schedule 4.26 lists the Company’s top five customers in order of gross revenue of the Company (on a consolidated basis with the Company and all of its Subsidiaries), along with the gross revenue of the Company, for each of the years ended December 31, 2020 and December 31, 2021 and the estimated gross revenue for the calendar year 2022. Except as set forth on Schedule 4.26, none of such customers cancelled or terminated its Contract with the Company prior to expiration of such Contract’s term or stopped, adversely changed the terms (related to payment, price or otherwise) with respect to or decreased the rate of purchasing products or services from the Company or its Subsidiaries, or has provided written notice to the Company or any of its Subsidiaries of an intent to do any of the foregoing, including after consummation of the Transactions.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE SPAC PARTIES

Except as set forth in the Schedules to this Agreement or in the SEC Reports filed or furnished by SPAC with the SEC prior to the date hereof (to the extent the qualifying nature of such disclosure is readily apparent from the content of such SEC Reports but excluding any disclosures in such SEC Reports under the headings “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” or “Quantitative and Qualitative Disclosures About Market Risk” and other disclosures that are predictive, cautionary or forward looking in nature), the SPAC Parties jointly and severally represent and warrant to the Company as follows:

Section 5.01 Corporate Organization. Each of the SPAC Parties is duly incorporated or formed and is validly existing as a corporation in good standing under the Laws of Delaware and has the requisite corporate power and authority to own, operate and lease its properties, rights and assets and to conduct its business as it is now being conducted. The copies of the Organizational Documents of the SPAC Parties, including the SPAC Organizational Documents, as in effect on the date hereof, which have been made available to the Company via the SEC Reports are (a) true, correct and complete and (b) in full force and effect. Each of the SPAC Parties is, and at all times has been, in compliance in all material respects with all its respective Organizational Documents, including, in the case of the SPAC, the SPAC Organizational Documents. Each of the SPAC Parties is duly licensed or qualified and in good standing as a foreign corporation in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not reasonably be expected to have, individually or in the aggregate, a SPAC Material Adverse Effect.

Section 5.02 Due Authorization. Each of the SPAC Parties has all requisite corporate power and authority to execute and deliver this Agreement and each other Transaction Agreement to which it is a party and, upon receipt of the Required SPAC Stockholder Approval, to perform its obligations hereunder and thereunder and to consummate the Transactions and the transactions contemplated by the other Transaction Agreements. The execution, delivery and performance of this Agreement and the other Transaction Agreements to which any of the SPAC Parties are a party and the consummation of the Transactions and the transactions contemplated by the other Transaction Agreements have been duly and validly authorized and approved by the board of directors of the applicable SPAC Party and, except for the Required SPAC Stockholder Approval, no other corporate or equivalent proceeding on the part of any SPAC Party is necessary to authorize this Agreement or any of the other Transaction Agreements to which any of the SPAC Parties are a party or any SPAC Party’s performance hereunder or thereunder. This Agreement has been, and each Transaction Agreement to which any SPAC Party is a party (when executed and delivered by the SPAC Parties) will be, duly and validly executed and delivered by such SPAC Party and, assuming due authorization and execution by each other party hereto and thereto, this Agreement constitutes, and each of the other Transaction Agreements to which any of the SPAC Parties is a party, will constitute a legal, valid and binding obligation of the SPAC Parties enforceable against each SPAC Party in accordance with its terms, subject to the Enforceability Exceptions. The SPAC Board has duly (i) determined that the Mergers and the other Transactions (including the SPAC Stockholder Matters) are in the best interests of SPAC and the stockholders of SPAC, and declared it advisable that SPAC enter into this Agreement, (ii) approved this Agreement and the Transactions (including the SPAC Stockholder Matters), on the terms and subject to the conditions of this Agreement, and (iii) adopted a resolution recommending to its stockholders the SPAC Stockholder Matters. The only vote of the holders of any class or series of capital stock of SPAC necessary to approve the Transactions is the affirmative vote of the holders of a majority of the outstanding shares of SPAC Common Stock. The board of directors of DTRT Merger Sub has duly (A) determined that the First Merger and the other Transactions are in the best interests of DTRT Merger Sub and New Pubco, as its sole stockholder, and declared it advisable that DTRT Merger Sub enter into this Agreement, (B) approved this Agreement and the Transactions, on the terms and conditions of this Agreement, and (C) adopted a resolution recommending the First Merger and the Conversion be adopted by New Pubco, as its sole stockholder. The board of directors of New Pubco has duly (A) determined that the Mergers and the other Transactions are in the best interests of New Pubco and SPAC, as its sole stockholder, and declared it advisable that New Pubco to enter into this Agreement, (B) approved this Agreement and the Transactions, on the terms and conditions of this Agreement, and (C) adopted a resolution recommending the Mergers, and the Conversion be adopted by SPAC, as its sole stockholder.

Section 5.03 No Conflict. The execution, delivery and performance by the SPAC Parties of this Agreement and any Transaction Agreement to which any SPAC Party is a party and, upon receipt of the Required SPAC Stockholder Approval, the consummation of the Transactions and the transactions contemplated by the other Transaction Agreements do not and will not (a) contravene or conflict with the Organizational Documents of any of the SPAC Parties (including the SPAC Organizational Documents), (b) contravene or conflict with or constitute a violation of any provision of any Law or Governmental Order binding on or applicable to any SPAC Party, any Subsidiaries of SPAC or any of their respective properties or assets, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Contract to which any SPAC Party or any of their Subsidiaries is a party or by which any of their respective assets or properties may be bound or affected, or (d) result in the creation or imposition of any Lien upon any asset, property or Equity Security of any SPAC Party or any Subsidiaries of SPAC, except in the case of each of clauses (b) through (d) as would not reasonably be expected to have, individually or in the aggregate, a SPAC Material Adverse Effect.

Section 5.04 Litigation and Proceedings. There is no, and since the date of incorporation of each of the SPAC Parties, there has not been any, Action pending or, to the knowledge of SPAC, threatened in writing by or against any of the SPAC Parties or any of their Subsidiaries or any of their properties, rights or assets that could reasonably be expected to (a) be, individually or in the aggregate, material to the SPAC Parties taken as a whole, or (b) if adversely determined, have, individually or in the aggregate, a SPAC Material Adverse Effect. There is no, and since the date of incorporation of each of the SPAC Parties, there has been no, Governmental Order imposed upon or, to the knowledge of SPAC, threatened in writing against any SPAC Party or any of their Subsidiaries or any of their properties, rights or assets. None of the SPAC Parties nor any of their Subsidiaries is party to a settlement or similar agreement regarding any of the matters set forth in the two preceding sentences that contains any unsatisfied, ongoing obligations, restrictions or liabilities (of any nature).

Section 5.05 Compliance with Laws. The SPAC Parties and their Subsidiaries are in compliance with all applicable Laws in all material respects. To the knowledge of SPAC, none of the SPAC Parties or any of their Subsidiaries is required to hold any license, approval, consent, registration, franchise or permit for the lawful conduct of their businesses as they are being conducted. (a) None of the SPAC Parties nor any of their Subsidiaries has received any written notice of any material violations of applicable Laws or Governmental Orders and (b) to the knowledge of SPAC, no assertion or Action of any material violation of any Law or Governmental Order by any SPAC Party or any of their Subsidiaries is currently threatened against any SPAC Party or any of their Subsidiaries. No investigation or review by any Governmental Authority with respect to any SPAC Party or any of their Subsidiaries is pending or has been threatened in writing.

Section 5.06 Governmental Authorities; Consents. Assuming the truth and accuracy of the representations and warranties of the Company contained in this Agreement, the execution and delivery of this Agreement by the SPAC Parties does not, and the performance by the SPAC Parties of this Agreement and the consummation of the Transactions shall not, require any SPAC Party to obtain any Consent, except for (a) compliance with the applicable requirements, if any, of the HSR Act, (b) the filing of (i) the First Certificate of Merger in accordance with the DGCL, (ii) the Certificate of Conversion in accordance with the DGCL, (iii) the Second Certificate of Merger in accordance with the DGCL, and (iv) the New Pubco Charter in accordance with the DGCL, (c) Consents that may be required solely by reason of the Company’s or the Company Subsidiaries’ (as opposed to any other third party’s) participation in the Transactions, (d) the filing with the SEC of (i) the Registration Statement (and the expiration of the waiting period in Rule 14a-6(a) under the Exchange Act or, if the Registration Statement is reviewed by the SEC, receipt of oral or written notification of the completion of the review by the SEC) and (ii) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the other Transaction Agreements, the Transactions or the transactions contemplated by the other Transaction Agreements, (e) such filings with and approval of Nasdaq to permit the New Pubco Common Stock to be issued in connection with the Transactions and the transactions contemplated by the other Transaction Agreements to be listed on Nasdaq, (f) the Required SPAC Stockholder Approval, and (g) any Consents the absence of which would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect.

Section 5.07 Trust Account. As of the date hereof, there is at least $234,600,000 held in a trust account (the “Trust Account”), maintained by Continental Stock Transfer & Trust Company, a New York corporation, acting as trustee (the “Trustee”), pursuant to the Investment Management Trust Agreement, dated as of September 1, 2021, by and between SPAC and the Trustee on file with the SEC Reports of SPAC as of the date of this Agreement (the “Trust Agreement”). Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement, SPAC Organizational Documents and SPAC’s final prospectus, dated as of September 1, 2021, and filed with the SEC (File No. 333-258742) on September 3, 2021 (the “IPO Prospectus”). Amounts in the Trust Account are invested in United States Government securities or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940. SPAC has performed all material obligations required to be performed by it to date under, and is not in material default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of SPAC and, to the knowledge of SPAC, the Trustee, enforceable in accordance with its terms, subject to the Enforceability Exceptions. The Trust Agreement has not been terminated, repudiated, rescinded, amended or supplemented or modified, in any respect, and to the knowledge of SPAC, no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. There are no separate Contracts, side letters or other arrangements (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the SEC Reports filed or furnished by SPAC to be inaccurate or that would entitle any Person (other than stockholders of SPAC holding SPAC Common Stock sold in SPAC’s initial public offering who shall have elected to redeem their shares of SPAC Common Stock pursuant to the SPAC Organizational Documents and the underwriters of SPAC’s initial public offering with respect to deferred underwriting commissions) to any portion of the proceeds in the Trust Account. As of the date hereof, no SPAC Party has any reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to SPAC on the Closing Date in the amounts required pursuant to this Agreement (it being understood that no representation or warranty is being given as to the amount of cash that will remain in the Trust Account after accounting for the aggregate amount of payments required to be made in connection with the SPAC Stockholder Redemption). There are no Actions pending with respect to the Trust Account. Since September 1, 2021, SPAC has not released any money from the Trust Account other than to pay income and franchise Taxes from any interest income earned in the Trust Account in accordance with the Trust Agreement. As of the First Effective Time, the obligations of SPAC to dissolve or liquidate pursuant to the SPAC Organizational Documents shall terminate, and, as of the First Effective Time, SPAC shall have no obligation whatsoever pursuant to the SPAC Organizational Documents to dissolve and liquidate the assets of SPAC by reason of the consummation of the Transactions. Following the Second Effective Time, no stockholder of New Pubco shall be entitled to receive any amount from the Trust Account except to the extent such stockholder shall have elected to tender its shares of SPAC Class A Common Stock for redemption pursuant to the SPAC Stockholder Redemption or otherwise in compliance with SPAC’s Organizational Documents.

Section 5.08 Brokers’ Fees. Other than as set forth on Schedule 5.08, no broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage fee, finders’ fee, underwriting fee, deferred underwriting fee or other similar fee, commission or other similar payment in connection with the Transactions based upon arrangements made by any SPAC Party or any of their Affiliates, including Sponsor.

Section 5.09 SEC Reports; Financial Statements; Sarbanes-Oxley Act; Undisclosed Liabilities.

(a) As of the date hereof, SPAC has filed or furnished in a timely manner all required registration statements, reports, schedules, forms, statements and other documents required to be filed or furnished by it with the SEC prior to the date of this Agreement (collectively, as they have been amended since the time of their filing and including all exhibits thereto, the “SEC Reports”), and, as of the Closing, will have filed or furnished all other statements, reports, schedules, forms, statements and other documents required to be filed or furnished with the SEC subsequent to the date of this Agreement (collectively, as they have been amended since the time of their filing and including all exhibits thereto, but excluding the Registration Statement, the “Additional SEC Reports”). None of the SEC Reports, as of their respective dates (or if amended or superseded by a filing prior to the Closing Date, then on the date of such filing) and none of the Additional SEC Reports as of their respective dates (or if amended or superseded by a filing prior to the Closing Date, then on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The audited financial statements and unaudited interim financial statements (including, in each case, the notes and schedules thereto) included in the SEC Reports (if amended or superseded by a filing prior to the Closing Date, then on the date of such filing) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the financial position of SPAC as of the respective dates thereof and the results of its operations and cash flows for the respective periods then ended. None of the SPAC Parties has any material off-balance sheet arrangements that are not disclosed in the SEC Reports.

(b) Except as not required in reliance on exemptions from various reporting requirements by virtue of SPAC’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, SPAC has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to SPAC is made known to SPAC’s principal executive officer and its principal financial officer. Such disclosure controls and procedures are effective in timely alerting SPAC’s principal executive officer and principal financial officer to material information required to be included in SPAC’s financial statements included in SPAC’s periodic reports required under the Exchange Act.

(c) SPAC has established and maintains systems of internal accounting controls that are designed to provide reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for SPAC’s assets. SPAC maintains books and records in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of SPAC in all material respects.

(d) As of the date hereof, there is no (i) “significant deficiency” in the internal controls over financial reporting of SPAC, (ii) “material weakness” in the internal controls over financial reporting of SPAC, or (iii) fraud, whether or not material, that involves management or other employees of SPAC who have a significant role in the internal controls over financial reporting of SPAC.

(e) As of the date hereof, there are no outstanding SEC comments from the SEC with respect to the SEC Reports. To the knowledge of SPAC, none of the SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

Section 5.10 Business Activities.

(a) Since its incorporation, SPAC has not conducted any business activities other than activities directed toward the accomplishment of a Business Combination or incidental thereto. Except as set forth in the SPAC Organizational Documents, there is no agreement, commitment, or Governmental Order binding upon SPAC or to which SPAC is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of SPAC or any acquisition of property by SPAC or the conduct of business by SPAC as currently conducted or as contemplated to be conducted as of the Closing other than such effects, individually or in the aggregate, which would not reasonably be expected to have a SPAC Material Adverse Effect. Each of New Pubco and DTRT Merger Sub was formed solely for the purpose of engaging in the Transactions, has not conducted any business prior to the date hereof and has no assets, liabilities or obligations of any nature other than those incident to its respective formation and pursuant to this Agreement and any other Transaction Agreement to which such entity is a party, the Transactions and the other transactions contemplated by such other Transaction Agreements.

(b) SPAC owns all of the issued and outstanding Equity Securities of New Pubco and New Pubco owns all of the issued and outstanding Equity Securities of DTRT Merger Sub, and SPAC does not otherwise own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Transactions, neither SPAC nor any of its Subsidiaries has any interests, rights, obligations or liabilities with respect to, or is party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or could reasonably be interpreted as constituting, a Business Combination.

(c) Except for this Agreement and the other Transaction Agreements, as of the date hereof, none of the SPAC Parties is and at no time has been, party to any Contract with any Person, other than (x) engagement agreements with advisors and consultants in connection with activities directed toward the accomplishment of a Business Combination, (y) Contracts filed as exhibits to the SEC Reports prior to the date hereof or (z) Contracts that would require payments by any SPAC Party of no more than $100,000 in the aggregate when taken together with all other Contracts.

(d) Other than any officers as described in the SEC Reports filed prior to the date hereof, none of the SPAC Parties has any employees.

(e) As of the date hereof, there is no liability, debt or obligation against SPAC or its Subsidiaries, except for liabilities, debts or obligations (i) reflected or reserved for on SPAC’s consolidated balance sheet as of June 30, 2022 or disclosed in the notes thereto, (ii) that have arisen since the date of SPAC’s consolidated balance sheet as of June 30, 2022 in the ordinary course of the operation of business of SPAC, or (iii) arising under this Agreement or the performance by a SPAC Party of its obligations hereunder.

Section 5.11 Taxes.

(a) Except as set forth on Schedule 5.11, all material Tax Returns required by Law to be filed by SPAC and its Subsidiaries have been duly filed with the appropriate Governmental Authority, and all such Tax Returns are true, correct and complete in all material respects.

(b) Except as set forth on Schedule 5.11, all material amounts of Taxes due and payable by SPAC and its Subsidiaries (whether or not reflected on any Tax Return) have been duly paid to the appropriate Governmental Authority.

(c) SPAC and each of its Subsidiaries has (i) withheld and deducted all material amounts of Taxes required to have been withheld or deducted by it in connection with amounts paid or owed to any employee or independent contractor and all material sales, use, ad valorem and value added Taxes, (ii) duly and timely remitted such amounts to the appropriate Governmental Authority (other than any such amounts not yet required to be remitted), and (iii) complied in all material respects with applicable Laws with respect to Tax withholding and sales, use, ad valorem and value added Taxes, including all reporting and record keeping requirements with respect thereto.

(d) Neither SPAC nor any of its Subsidiaries is engaged in any audit, administrative proceeding or judicial proceeding, in each case, that is material, with respect to Taxes. Neither SPAC nor any of its Subsidiaries is the subject of any dispute or claim with respect to a material amount of Taxes, other than disputes or claims that have been resolved, and no such claims have been threatened in writing. All material deficiencies for Taxes asserted or assessed in writing against SPAC or its Subsidiaries have been fully and timely (taking into account applicable extensions) paid, settled or withdrawn. No written claim has been made by any Governmental Authority in a jurisdiction where SPAC or any of its Subsidiaries does not file a Tax Return that such entity is or may be subject to material Taxes or required to file a Tax Return in respect of material Taxes in that jurisdiction. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes of SPAC or its Subsidiaries, and no written request for any such waiver or extension is currently pending.

(e) Neither SPAC nor any of its Subsidiaries (or any predecessor thereof) has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for income tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(f) Neither SPAC nor any Subsidiary of SPAC has been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar or corresponding provision of state, local or foreign Law).

(g) Neither SPAC nor any Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in, or use of, an improper method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date and made prior to the Closing; (ii) installment sale or open transaction disposition made prior to the Closing; (iii) prepaid amount or deferred revenue received prior to the Closing outside the ordinary course of business; or (iv) intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 (or any corresponding or similar provision of state or local applicable Laws) occurring or existing prior to the Closing. Neither SPAC nor any Subsidiary will be required to make any payment after the Closing Date as a result of an election under Section 965(h) of the Code.

(h) There are no Liens with respect to Taxes on any of the assets of SPAC or any of its Subsidiaries, other than Liens for Taxes not yet due and payable or which are being contested in good faith through appropriate Actions and for which appropriate reserves have been established in accordance with GAAP. Neither SPAC nor any of its Subsidiaries has entered into any “closing agreement” or similar agreement or arrangement with a Governmental Authority relating to Taxes.

(i) Neither SPAC nor any of its Subsidiaries (i) has been a member of an affiliated, combined, consolidated, unitary or other group for Tax purposes other than such a group that includes only SPAC and/or its Subsidiaries, or (ii) has any material liability for or in respect of the Taxes of any Person (other than SPAC and its Subsidiaries) as a transferee or successor, by Contract, assumption or operation of law, or otherwise (except for liabilities pursuant to contracts not primarily relating to Taxes).

(j) Neither SPAC nor any of its Subsidiaries is a party to, or bound by, or has any material obligation to any Governmental Authority or other Person under any Tax allocation, Tax sharing, Tax indemnification or similar agreement or arrangement (except, in each case, for liabilities pursuant to (i) contracts not primarily relating to Taxes or (ii) an agreement solely among any of SPAC and its Subsidiaries).

(k) Neither SPAC nor any of its Subsidiaries is organized in a non-U.S. jurisdiction.

(l) SPAC is not, and has not been at any time during the five year period ending on the Closing Date, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(m) Neither SPAC nor any Subsidiary of SPAC is aware of any agreement, plan or other circumstance, or has taken or agreed to take any action, that could reasonably be expected to prevent the Intended Tax Treatment.

Section 5.12 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of SPAC consists of 401,000,000 shares of capital stock, including (i) 380,000,000 shares of SPAC Class A Common Stock, (ii) 20,000,000 shares of SPAC Class B Common Stock, and (iii) 1,000,000 shares of preferred stock (“SPAC Preferred Stock”) of which (A) 23,000,000 shares of SPAC Class A Common Stock are issued and outstanding as of the date of this Agreement, (B) 5,750,000 shares of SPAC Class B Common Stock are issued and outstanding as of the date of this Agreement, and (C) no shares of SPAC Preferred Stock are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of SPAC Common Stock (I) have been duly authorized and validly issued and are fully paid and non-assessable, (II) were issued in compliance with applicable Law, and (III) were not issued in breach or violation of any preemptive or similar rights or Contract. As of the date hereof, SPAC has issued 11,200,000 SPAC Private Placement Warrants that entitle the holder thereof to purchase SPAC Class A Common Stock at an exercise price of $11.50 per share on the terms and conditions set forth in the applicable warrant agreement. As of the date hereof, SPAC has issued 11,500,000 SPAC Public Warrants that entitle the holder thereof to purchase SPAC Class A Common Stock at an exercise price of $11.50 per share on the terms and conditions set forth in the applicable warrant agreement.

(b) Except as provided for in this Agreement, or as set forth in Section 5.12(a), as of the date hereof, there are no Equity Securities of SPAC authorized, reserved, issued or outstanding. Except as set forth in the SPAC Organizational Documents, there are no outstanding contractual obligations of SPAC to repurchase, redeem or otherwise acquire any securities or Equity Securities of SPAC. There are no outstanding bonds, debentures, notes or other indebtedness of SPAC having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which SPAC’s stockholders may vote. SPAC is not a party to any shareholders agreement, voting agreement, registration rights agreement or other agreements or understandings relating to SPAC Common Stock or any other Equity Securities of SPAC.

(c) SPAC does not own any Equity Securities in any Person other than New Pubco, and New Pubco does not own any Equity Securities in any Person other than DTRT Merger Sub. As of the date hereof, (i) the authorized capital stock of New Pubco consists of 10,000 shares of New Pubco Common Stock, all of which are issued and outstanding and all of which are held by SPAC and (ii) the authorized capital stock of DTRT Merger Sub consists of 10,000 shares of common stock, par value $0.0001 per share, all of which are issued and outstanding and all of which are held by New Pubco.

(d) The shares of New Pubco Common Stock issued pursuant to the conversion of SPAC Class A Common Stock and SPAC Class B Common Stock into New Pubco Common Stock in connection with the consummation of the Transactions shall, when issued in accordance with the terms of this Agreement, be duly authorized and validly issued, fully paid and non-assessable and not subject to any preemptive rights. The shares of New Pubco Common Stock constituting the Aggregate Merger Consideration shall, when issued in accordance with the terms of this Agreement, be duly authorized and validly issued, fully paid and non-assessable and not subject to any preemptive rights.

Section 5.13 Nasdaq Stock Market Listing. The issued and outstanding units of SPAC, each such unit comprised of one share of SPAC Class A Common Stock and one-half of one SPAC Public Warrant, are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “DTRTU”. The issued and outstanding shares of SPAC Class A Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “DTRT”. The issued and outstanding SPAC Public Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “DTRTW”. As of the date of this Agreement, SPAC is in compliance in all material respects with the applicable Nasdaq corporate governance requirements for continued listing of the SPAC Class A Common Stock and SPAC Public Warrants. There is no Action pending or, to the knowledge of SPAC, threatened against SPAC by Nasdaq or the SEC with respect to any intention by such entity to deregister the SPAC Class A Common Stock or SPAC Public Warrants on Nasdaq. None of SPAC or its Affiliates has taken any action in an attempt to terminate the registration of the SPAC Class A Common Stock or SPAC Public Warrants under the Exchange Act except as contemplated by this Agreement.

Section 5.14 Related Party Transactions. There are no transactions, Contracts, arrangements or understandings between any SPAC Party, on the one hand, and any director, officer, employee, stockholder, equityholder, warrant holder or Affiliate (including Sponsor) of the SPAC Parties, on the other hand (a “SPAC Related Party Transaction”), other than routine advisory or other customary agreements entitling such individuals to receive indirect equity compensation though such individual’s ownership of Equity Securities in the Sponsor or indemnification from such SPAC Party.

Section 5.15 Registration Statement. None of the information relating to the SPAC Parties supplied or to be supplied in writing by any SPAC Party, or by any other Person acting on behalf of any SPAC Party, specifically for inclusion in the Registration Statement will, as of the date the Registration Statement (or any amendment or supplement thereto) is first mailed to SPAC’s stockholders, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that SPAC makes no representations or warranties as to the information contained in or omitted from the Registration Statement in reliance upon and in conformity with information furnished in writing by or on behalf of the Company or any of its Subsidiaries specifically for inclusion in the Registration Statement which is misleading by virtue of such reliance and conformity. The Registration Statement, insofar as it relates to information supplied by or on behalf of any SPAC Party related to any SPAC Party for inclusion therein, will comply as to form in all material respects with the provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder.

Section 5.16 Absence of Changes. No SPAC Material Adverse Effect has occurred and is continuing.

Section 5.17 Indebtedness. Except as set forth on Schedule 5.17, as of the date hereof, none of the SPAC Parties has any Indebtedness.

Section 5.18 Sponsor Agreement. SPAC has delivered to the Company a true, correct and complete copy of the Sponsor Agreement. The Sponsor Agreement is in full force and effect and has not been withdrawn or terminated, or otherwise amended or modified, in any respect, and no withdrawal, termination, amendment or modification is contemplated by SPAC. The Sponsor Agreement is a legal, valid and binding obligation of SPAC and, to the knowledge of SPAC, each other party thereto and neither the execution or delivery any party thereto, nor the performance of any party’s obligations under, the Sponsor Agreement violates any provision of, or results in the breach of or default under, or require any filing, registration or qualification under, any applicable Law. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of SPAC under any material term or condition of the Sponsor Agreement.

ARTICLE VI

COVENANTS OF THE COMPANY

Section 6.01 Conduct of Business.

(a) From the date of this Agreement until the earlier of the Closing and the termination of this Agreement in accordance with its terms (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, except as expressly required by this Agreement or the other Transaction Agreements, as set forth on Schedule 6.01, as consented to in writing by SPAC (which consent shall not be unreasonably conditioned, withheld or delayed), as required by applicable Law, or to the extent reasonably necessary to protect the health and safety of the employees of the Company and its Subsidiaries or in response to COVID-19 Measures, use its commercially reasonable efforts to (x) conduct and operate its business in the ordinary course of business in all material respects, and (y) maintain the existing relations and goodwill of the Company and its Subsidiaries with customers, suppliers, joint venture partners, distributors and creditors of the Company and its Subsidiaries in all material respects. Without limiting the generality of the foregoing, during the Interim Period, except as required by this Agreement or the other Transaction Agreements, as set forth on Schedule 6.01, as consented to in writing (with email being sufficient) by SPAC (which consent shall not be unreasonably conditioned, withheld, or delayed and which shall be deemed to have been given if SPAC has not responded to any request for consent within 48 hours), as required by applicable Law, to the extent reasonably necessary to protect the health and safety of the employees of the Company and its Subsidiaries or in response to COVID-19 Measures or with respect to clause (ix) below, to the extent the Company provides SPAC prompt written notice of such action (with email being sufficient), the Company shall not, and shall cause the Company Subsidiaries not to, during the Interim Period:

(i) change or amend its Organizational Documents;

(ii) make, declare, set aside, establish a record date for or pay any dividend or distribution, other than (a) any dividends or distributions from any wholly-owned Subsidiary of the Company (or other Company Subsidiary that exists as of the date of this Agreement) either to the Company or any other wholly-owned Subsidiaries of the Company (or other Company Subsidiary that exists as of the date of this Agreement) and (b) dividends payable to the Pre-Closing Holders that are reasonably necessary for the payment of Taxes of the Pre-Closing Holders; provided that, no later than five (5) Business Days prior to the making of a divided describe in clause (b), the Company shall deliver supporting schedules and work papers from the Company’s current accounting firm and any additional materials reasonably requested by the SPAC that are reasonably necessary in order to understand the calculations that were relevant for purposes of determining the amount of such dividend; and (y) allow the SPAC and its advisors to have reasonable access to the appropriate representatives, as reasonably requested by SPAC in order to review such information;

(iii) except in the ordinary course of business or with respect to Contracts entered into in connection with transactions otherwise permitted by this Section 6.01(a), materially and adversely modify, materially and adversely amend, waive any material right under, or terminate any Contract listed on Schedule 9.01(f) (including, for clarity, any Contract that, if existing on the date hereof, would be of a materiality similar to, those listed on Schedule 9.01(f)), provided that consent shall not be required with respect to the extension of Contracts on terms that are not materially worse than the terms of such Contracts prior to such extension;

(iv) (A) issue, deliver, sell, transfer, pledge or dispose of, or place any Lien (other than a Permitted Lien or Liens on any Equity Securities of any of the Company’s Subsidiaries that are not owned by the Company) on, any Equity Securities of the Company or any of its Subsidiaries or (B) issue any Equity Securities of the Company or its Subsidiaries;

(v) sell, assign, transfer, convey, lease, exclusively license, abandon, allow to lapse or expire, subject to or grant any Lien (other than Permitted Liens) on, or otherwise dispose of, any material assets, rights or properties (including material Owned Intellectual Property) of the Company or any of its Subsidiaries, other than (A) equipment or Owned Intellectual Property deemed by the Company in its reasonable business judgment to be obsolete, no longer valuable or not worth the costs of maintaining or registering the item, (B) transactions among the Company and its Subsidiaries or among its Subsidiaries, or (C) in the ordinary course of business;

(vi) subject to Section 8.01(e), settle any pending or threatened Action, (1) to the extent such settlement includes an agreement to accept or concede injunctive relief restricting the Company or any of its Subsidiaries in a manner materially adverse to the Company or (2) to the extent such settlement involves any alleged criminal wrongdoing;

(vii) except as in the ordinary course of business, (i) terminate (other than for “cause” or due to death or disability) the employment of any Key Employees, (ii) hire any individual who would be, upon such hire, a Key Employee (except as necessary to replace any terminated Key Employee); or (iii) take any action to accelerate any payments, severance or benefits, or the funding of any payments, severance or benefits, payable or to become payable to any Key Employee;

(viii) implement or announce any employee layoffs, furloughs, reductions in force, or similar actions that requires notice under the WARN Act;

(ix) without providing prompt written notice to SPAC of such action, (A) modify, extend, or enter into any CBA or (B) recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any employee of the Company or any of its Subsidiaries;

(x) waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any Key Employee as of the date hereof in connection with the termination of services thereof;

(xi) other than with respect to a Company Subsidiary that exists as of the date of this Agreement or any wholly-owned Subsidiary, directly or indirectly acquire by merging or consolidating with, or by purchasing substantially all of the assets of, or by purchasing all of or a substantial equity interest in, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association or other entity or Person or division thereof, in each case, that would be material to the Company or any of its Subsidiaries, taken as a whole, and other than in the ordinary course of business;

(xii) make any loans or advance any money or other property to any Person, except for (A) advances in the ordinary course of business to employees, officers or independent contractors of the Company or any of its Subsidiaries for expenses not to exceed $10,000 individually, or $50,000 in the aggregate (B) prepayments and deposits paid to suppliers of the Company or any of its Subsidiaries in the ordinary course of business, (C) trade credit extended to customers of the Company or any of its Subsidiaries in the ordinary course of business, and (D) loans or advances among the Company and its wholly-owned Subsidiaries or other Company Subsidiaries that exist as of the date of this Agreement or among the wholly-owned Subsidiaries or other Company Subsidiaries that exist as of the date of this Agreement;

(xiii) redeem, purchase, repurchase or otherwise acquire, or offer to redeem, purchase, repurchase or acquire, any Equity Securities of the Company or any of its Subsidiaries, except for (A) the acquisition by the Company or any of its Subsidiaries of any Equity Securities of the Company or its Subsidiaries in connection with the forfeiture or cancellation of such interests and (B) transactions between or among the Company, a Company Subsidiary that exists as of the date of this Agreement and a wholly-owned Subsidiary of the Company;

(xiv) adjust, split, combine, subdivide, recapitalize or reclassify Equity Securities of the Company or any of its Subsidiaries, except for any such transaction by a wholly-owned Subsidiary of the Company that remains a wholly-owned Subsidiary of the Company after consummation of such transaction;

(xv) make any material change in accounting principles or methods of accounting, other than as may be required by GAAP or applicable Law (including to obtain compliance with PCAOB auditing standards);

(xvi) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Transactions);

(xvii) other than in the ordinary course of business, as would not be material, as permitted by this Agreement, or as required by applicable Law, (A) make, change or revoke any Tax election in a manner inconsistent with past practice, (B) adopt, change or revoke any accounting method with respect to Taxes (excluding the change in accounting method from cash basis to accrual basis), (C) amend any Tax Return in a manner inconsistent with past practice, (D) settle or compromise any Tax liability or any Action, audit or other similar proceeding related to Taxes, (E) enter into any closing agreement with respect to any Tax, (F) consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment, (G) knowingly surrender any claim for a refund of Taxes, or (H) enter into any Tax allocation, Tax sharing, Tax indemnification or similar agreement or arrangement (other than (i) any agreement not primarily relating to Taxes or (ii) an agreement among any of the Company and its Subsidiaries);

(xviii) take or permit to be taken, or fail to take or permit to be failed to be taken, any action that could reasonably be expected to impair, impede or prevent the Transactions from qualifying for the Intended Tax Treatment, provided that (A) the Company shall only be required to use commercially reasonable efforts to take or permit to be taken such action or inaction and (B) the Company shall not be in breach of this Section 6.01(a)(xviii) unless such action is reasonably likely to negatively and materially impact the Pre-Closing SPAC Holders or Sponsor, and provided further that, nothing in this Section 6.01(a)(xviii) shall require the Company or any of its Subsidiaries to (1) violate applicable Law or the Organizational Documents of the Company or any of the Company Subsidiaries or (2) consent to or obtain any Financing;

(xix) (A) incur, create or assume any additional Indebtedness in excess of $20,000,000, (B) except as reasonably required to permit any Company actions under subpart (A), modify the terms of any Indebtedness, or (C) assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person for Indebtedness, in each case, other than any (v) Indebtedness incurred in connection with the Financing; (w) Indebtedness incurred in the ordinary course of business, (x) Indebtedness incurred between the Company and any of its wholly-owned Subsidiaries or between any of such wholly-owned Subsidiaries, (y) extensions of credit to customers or (z) guarantees of Indebtedness of a wholly-owned Subsidiary of the Company otherwise incurred in compliance with this Section 6.01(a)(xix);

(xx) enter into any Company Related Party Contract or amend in any material respect any existing Company Related Party Contract (excluding any ordinary course payments of annual compensation, provision of benefits or reimbursement of expenses in respect of members or shareholders who are officers or directors of the Company or its Subsidiaries in their capacity as an officer or director); or

(xxi) enter into any Contract, or otherwise become obligated, to do any action prohibited under this Section 6.01(a).

(b) Notwithstanding anything in this Section 6.01 or elsewhere in this Agreement to the contrary, nothing shall give SPAC, directly or indirectly, the right to control or direct the operations of the Company or any of its Subsidiaries prior to the Closing.

Section 6.02 Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to the Company or any of its Subsidiaries by third parties that may be in the Company’s or any of its Subsidiaries’ possession from time to time, and except for any information which (a) relates to the negotiation of this Agreement or the Transactions, (b) is prohibited from being disclosed by applicable Law, or (c) upon the advice of legal counsel of the Company would result in the loss of attorney-client privilege or other privilege from disclosure, to the extent permitted by applicable Law (including COVID-19 Measures), the Company shall, and shall cause its Subsidiaries to, afford to SPAC and its Representatives reasonable access during the Interim Period and with reasonable advance written notice, in such manner as to not interfere with the normal operation of the Company and its

Subsidiaries, to all of their properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of the Company and its Subsidiaries, and shall use its and their commercially reasonably efforts to furnish such Representatives with all financial and operating data and other information concerning the affairs of the Company and its Subsidiaries that are in the possession of the Company or its Subsidiaries, in each case, as SPAC and its Representatives may reasonably request solely for purposes of consummating the Transactions; it being understood that SPAC will limit its inspection requests, to the extent reasonably possible, to avoid requesting information that it is in its or its advisors’ possession as a result of its due diligence review of the Company prior to the execution of this Agreement. The Parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. Any request pursuant to this Section 6.02 shall be made in a time and manner so as not to delay the Closing. All information obtained by SPAC and its Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Closing.

Section 6.03 No Claim Against the Trust Account. The Company, on behalf of itself and its Pre-Closing Holders and other Affiliates, represents and warrants that it has read the IPO Prospectus and other SEC Reports, the SPAC Organizational Documents, and the Trust Agreement and understands that SPAC established the Trust Account containing the proceeds of its initial public offering (the “IPO”) and the overallotment securities acquired by SPAC’s underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of SPAC’s public stockholders (including SPAC’s underwriters who acquired overallotment shares, the “Public Stockholders”), and that, except as otherwise described in the IPO Prospectus, SPAC may disburse monies from the Trust Account only: (a) to the Public Stockholders if they elect to redeem their SPAC shares in connection with the consummation of SPAC’s initial Business Combination or in connection with an extension of SPAC’s deadline to consummate a Business Combination; (b) to the Public Stockholders if SPAC fails to consummate a Business Combination within 15 months after the closing of the IPO, subject to extension by an amendment to the SPAC Organizational Documents; (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any franchise or income taxes, or (d) to SPAC after or concurrently in accordance with the consummation of a Business Combination. The Company, on behalf of itself, the Pre-Closing Holders and the Company’s other Affiliates, acknowledges and agrees that, notwithstanding anything to the contrary in this Agreement, none of the Company, nor any of the Pre-Closing Holders or the Company’s Affiliates, do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement, any other Transaction Agreement or any proposed or actual business relationship between SPAC or its Representatives, on the one hand, and the Company, the Pre-Closing Holders and their respective Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”). The Company, on behalf of itself and the Pre-Closing Holders and the Company’s other Affiliates, (i) hereby irrevocably waives any Released Claims that the Company, the Pre-Closing Holders and their respective Affiliates may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with SPAC or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever to the extent arising out of the Released Claims (including for an alleged breach of this Agreement or any other agreement with SPAC or its Affiliates), (ii) agrees and acknowledges that such irrevocable waiver is material to this Agreement and the Transactions and specifically relied upon by SPAC to induce SPAC to enter into this Agreement, and (iii) intends and understands such waiver to be valid, binding and enforceable against the Company, the Pre-Closing Holders and their respective Affiliates under applicable Law. Notwithstanding anything to the contrary, nothing in this Section 6.03 shall (x) serve to limit or prohibit the right of the Company, the Pre-Closing Holders or their respective Affiliates to pursue a claim against SPAC pursuant to this Agreement for legal relief against monies or other assets of SPAC held outside of the Trust Account or for specific performance or other equitable relief in connection with the Transactions or for fraud in the making of the representations and warranties in Article V, and (y) serve to limit or prohibit any claims that the Company, the Pre-Closing Holders or their respective Affiliates may have in the future pursuant to this Agreement or any other Transaction Agreement against SPAC’s assets or funds that are not held in the Trust Account. This Section 6.03 shall survive the termination of this Agreement for any reason.

Section 6.04 Financial Statements.

(a) As promptly as reasonably practicable following the date hereof, the Company shall deliver to SPAC true, correct, accurate and complete copies of the unaudited consolidated balance sheets of the Company and its Subsidiaries as of June 30, 2022, and the related unaudited consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for the six-months then ended (the “Combined Company Interim Financial Statements”). As promptly as reasonably practicable following the date hereof, the Company shall deliver to SPAC copies of the audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2020 and December 31, 2021, and the related audited consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for the years then ended, together with the auditor’s reports thereon (the “Audited Combined Company Financial Statements”).

(b) The Audited Combined Company Financial Statements and the Combined Company Interim Financial Statements (A) will fairly present in all material respects the financial position of the Company and its Subsidiaries as of the date thereof, and the results of its operations, shareholders’ equity and cash flows for the respective periods then ended, (B) will be prepared in conformity with GAAP applied on a consistent basis during the periods involved (subject, in the case of the Combined Company Interim Financial Statements, to normal year-end audit adjustments), (C) in the case of the Audited Combined Company Financial Statements, will be audited in accordance with the standards of the PCAOB, with respect to the Company and (D) will comply in all material respects with the applicable accounting requirements and with the applicable rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable) for purposes of inclusion in the Registration Statement. The Company shall reasonably cooperate with SPAC in connection with the preparation for inclusion in the Registration Statement of pro forma financial statements that comply with the requirements of Regulation S-X under the rules and regulations of the SEC (as interpreted by the staff of the SEC).

Section 6.05 Company Approvals. Upon the terms set forth in this Agreement, the Company shall as soon as reasonably practicable after the date hereof, and in any event no later than 24 hours after the date hereof, seek to obtain the Required Company Shareholder Approval, in the form of a written consent.

Section 6.06 No SPAC Common Stock Transactions. The Company acknowledges and agrees that it is aware, and that its Representatives are aware or, upon receipt of any material nonpublic information, will be advised of the restrictions imposed by Securities Laws on a Person possessing material nonpublic information about a publicly traded company. The Company hereby agrees that, while it is in possession of such material nonpublic information, it shall not and it will cause its Subsidiaries and direct its Representatives and their respective Affiliates not to, purchase or sell any securities of SPAC (other than engaging in the Transactions) or take any other action with respect to SPAC in violation of such Laws, or cause any third party to do any of the foregoing.

Section 6.07 SEIU 775 Collective Bargaining Agreement. The Company (a) shall be responsible for all notice and consultation obligations that arise in connection with the transactions contemplated by this Agreement that must be satisfied prior to or on the Closing with respect to that certain Collective Bargaining Agreement by and between the State of Washington and the Service Employees International Union 775, effective July 1, 2021 through June 30, 2023 (the “CBA”) or any successor collective bargaining agreement thereto, and (b) acknowledges that it will continue to be subject to the CBA immediately following Closing.

ARTICLE VII

COVENANTS OF THE SPAC PARTIES

Section 7.01 Indemnification and Directors’ and Officers’ Insurance.

(a) From and after the Second Effective Time, New Pubco shall, and shall cause the Surviving Entity to, indemnify and hold harmless each present and former director, manager and officer of (x) the Company, Newco and each of the Company Subsidiaries, and (y) New Pubco and each of its Subsidiaries (including, for the avoidance of doubt, SPAC), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Second Effective Time, whether asserted or claimed prior to, at or after the Second Effective Time, to the fullest extent that the Company, Newco or the Company Subsidiaries, or New Pubco and each of its Subsidiaries, as applicable, would have been permitted under applicable Law and their respective Organizational Documents in effect on the date of this Agreement to indemnify such Person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, New Pubco shall, and shall cause its Subsidiaries (including, for the avoidance of doubt, the Surviving Entity and each of its Subsidiaries) to, (i) maintain for a period of not less than six years from the Second Effective Time provisions in their respective Organizational Documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of officers and directors/managers that are no less favorable to those Persons than the provisions of such Organizational Documents as of the date of this Agreement and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law.

(b) The Company shall or shall cause one or more of its Subsidiaries to purchase, at or prior to the Closing, and New Pubco shall or shall cause one or more of its Subsidiaries to maintain in effect for a period of six years from the Second Effective Time, directors’ and officers’ liability insurance covering those Persons who are currently covered by (x) the Company’s, Newco’s or any of the Company Subsidiaries’ and/or (y) New Pubco’s or any of its Subsidiaries’ (including, for the avoidance of doubt, SPAC’s) directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore made available to New Pubco or its Representatives) on terms not less favorable than the terms of such current insurance coverage; provided, however, that (i) New Pubco may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six-year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Second Effective Time and (ii) if any claim is asserted or made within such six-year period, any insurance required to be maintained under this Section 7.01 shall be continued in respect of such claim until the final disposition thereof.

(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 7.01 shall survive the consummation of the Mergers indefinitely and shall be binding, jointly and severally, on New Pubco, the Surviving Entity and all successors and assigns of New Pubco and the Surviving Entity. If New Pubco or the Surviving Entity or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of New Pubco or the Surviving Entity, as the case may be, shall succeed to the obligations set forth in this Section 7.01.

Section 7.02 Conduct of the SPAC Parties During the Interim Period.

(a) During the Interim Period, the SPAC Parties shall, except as expressly required by this Agreement or the other Transaction Agreements or as consented to in writing by the Company (which consent shall not be unreasonably conditioned, withheld or delayed), use their commercially reasonable efforts to conduct and operate their businesses in the ordinary course of business in all material respects. Without limiting the generality of the foregoing, during the Interim Period, except as set forth on Schedule 7.02, as required by this Agreement or the other Transaction Agreements, as consented to the Company in writing (which consent shall not be unreasonably conditioned, withheld or delayed other than with respect to the actions contemplated by clauses (iv), (vii), (ix), (xii) and (xiv), in which cases the Company’s consent may be conditioned, withheld or delayed in the Company’s sole discretion), or as required by applicable Law, the SPAC Parties shall not:

(i) change, modify or amend the Trust Agreement, the SPAC Organizational Documents or enter into or amend any other agreement related to the Trust Account;

(ii) (A) make, declare, set aside, establish a record date for or pay any dividends on, or make any other distribution in respect of any outstanding Equity Securities of SPAC, New Pubco or DTRT Merger Sub, (B) split, combine or reclassify any Equity Securities of SPAC, New Pubco or DTRT Merger Sub, or (C) other than in connection with the SPAC Stockholder Redemption, any Extension (as defined below) or as otherwise required by SPAC’s Organizational Documents in order to consummate the Transactions, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any Equity Securities of SPAC, New Pubco or DTRT Merger Sub;

(iii) (A) make, change or revoke any Tax election in a manner inconsistent with past practice, (B) adopt, change or revoke any accounting method with respect to Taxes, (C) amend any Tax Return in a manner inconsistent with past practice, (D) settle or compromise any Tax liability or any Action, audit or other similar proceeding related to any amount of Taxes, (E) enter into any closing agreement with respect to any Tax, (F) consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment, (G) knowingly surrender any claim for a refund of Taxes, or (H) enter into any Tax allocation, Tax sharing, Tax indemnification or similar agreement or arrangement (other than any commercial agreement entered into in the ordinary course of business and not primarily relating to Taxes);

(iv) take or permit to be taken, or fail to take or permit to be failed to be taken, any action that could reasonably be expected to impair, impede or prevent the Transactions from qualifying for the Intended Tax Treatment, provided that, in each case, SPAC shall only be required to use commercially reasonable efforts to take or permit to be taken such action or inaction, and provided further that, nothing in this Section 7.02(a)(iv) shall require SPAC to (A) violate applicable Law or the SPAC Organizational Documents, (B) consent to or obtain any Financing, (C) distribute cash from the Trust Account to the stockholders of SPAC or (D) cause the Pre-Closing SPAC Holders or Sponsor to exchange their shares of SPAC Common Stock for Equity Securities of an entity other than New Pubco;

(v) enter into, renew, modify or amend in any material respect, waiver any material right under or terminate any transaction or Contract, other than those that SPAC reasonably believes are necessary to effect the Closing;

(vi) subject to Section 8.01(e), waive, release, compromise, settle or satisfy any pending or threatened claim (including any pending or threatened Action) or compromise or settle any liability;

(vii) incur or assume any Indebtedness or guarantee any Indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of another Person, other than Working Capital Loans up to $1,500,000;

(viii) except as expressly contemplated by this Agreement, establish, adopt or enter into any Benefit Plan;

(ix) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any SPAC Party (other than the Transactions);

(x) adjust, split, combine, subdivide, recapitalize, reclassify or otherwise effect any change in respect of any Equity Securities of any SPAC Party;

(xi) directly or indirectly acquire by merging or consolidating with, or by purchasing any assets of, or by purchasing any Equity Security in, or by any other manner, any Person;

(xii) other than in connection with any Financing, (A) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any Equity Securities (other than SPAC Private Placement Warrants to be issued to SPAC’s Affiliates or stockholders in satisfaction of the Working Capital Loans incurred in compliance with this Agreement), (B) amend, modify or waive any of the terms or rights set forth in, any SPAC Private Placement Warrant or the applicable warrant agreement, including any amendment, modification or reduction of the warrant price set forth therein or (C) acquire any Equity Securities in any Person or form any Subsidiary;

(xiii) make any material change in accounting principles or methods of accounting, other than as may be required by GAAP;

(xiv) enter into any SPAC Related Party Transaction;

(xv) make, or commit to make, any capital expenditures; or

(xvi) enter into any agreement, or otherwise become obligated, to do any action prohibited under this Section 7.02(a).

(b) Notwithstanding anything in this Section 7.02 or elsewhere in this Agreement to the contrary, (i) nothing shall give the Company, directly or indirectly, the right to control or direct the operations of any SPAC Party (ii) nothing set forth in this Agreement shall prohibit, or otherwise restrict the ability of, any SPAC Party from using the funds held by SPAC outside the Trust Account to pay any SPAC expenses or liabilities or from otherwise distributing or paying over any funds held by SPAC outside the Trust Account to the Sponsor or any of its Affiliates, in each case, prior to the Closing and (iii), nothing in this Agreement shall prohibit or restrict SPAC from extending one or more times, in accordance with the SPAC Organizational Documents, or by amendment to the SPAC Organizational Documents, the deadline by which it must complete its Business Combination (each, an “Extension”), and no consent of any other Party shall be required in connection therewith.

(c) During the Interim Period, SPAC shall use its commercially reasonable efforts to, and shall cause its Subsidiaries to use their commercially reasonable efforts to, comply with, and continue performing under, as applicable, material Contracts to which SPAC or its Subsidiaries may be a party.

Section 7.03 Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to SPAC or its Subsidiaries by third parties that may be in SPAC’s or its Subsidiaries’ possession from time to time, and except for any information which in the opinion of legal counsel of SPAC would result in the loss of attorney-client privilege or other privilege from disclosure, to the extent permitted by applicable Law (including COVID-19 Measures), SPAC shall afford the Company, its Affiliates and their respective Representatives reasonable access during the Interim Period and with reasonable advance notice, to their respective properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of SPAC and its Subsidiaries, and shall furnish such Representatives with all financial and operating data and other information concerning the affairs of SPAC and its Subsidiaries that are in the possession of SPAC or its Subsidiaries, in each case as the Company, its Affiliates and their Representatives may reasonably request solely for purposes of consummating the Transactions. The Parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. All information obtained by the Company, its Affiliates and their respective Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Second Effective Time.

Section 7.04 Section 16 Matters. Prior to the Second Effective Time, SPAC shall take all commercially reasonable steps as may be required (to the extent permitted under applicable Law) to cause any acquisition or disposition of the SPAC Class A Common Stock that occurs or is deemed to occur by reason of or pursuant to the Transactions by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to SPAC to be exempt under Rule 16b-3 promulgated under the Exchange Act, including adopting resolutions and taking other steps in accordance with the No-Action Letter, dated as of January 12, 1999, issued by the SEC regarding such matters.

Section 7.05 Post-Closing Directors and Officers. Subject to the terms of the New Pubco Charter and the New Pubco Bylaws, New Pubco shall take all such action as may be necessary or appropriate such that immediately following the Second Effective Time:

(a) The board of directors of New Pubco (the “New Pubco Board”) shall consist of at least seven directors and shall be divided into three classes, designated Class I, II and III (with Classes I and II consisting of two directors each, and with Class III consisting of three directors), and such board shall initially include the individuals set forth on Schedule 7.05(a). To the extent an individual set forth on Schedule 7.05(a) is unable or unwilling to stand for election, the Sponsor or the Pre-Closing Holders, as applicable, who nominated such individual shall have the right (but not the obligation) to nominate a replacement individual and Schedule 7.05(a) shall be revised accordingly. No Party hereto shall take any action intended to remove or cause the removal of the individuals listed on Schedule 7.05(a) during his or her initial term as a director, unless such removal is approved by the Sponsor or the Pre-Closing Holders, as applicable, who nominated such individual.

(b) The committees of the New Pubco Board at the Second Effective Time shall be as set forth on Schedule 7.05(b) (which schedule may be modified prior to the Closing as mutually agreed upon by SPAC and the Company).

(c) The initial officers of New Pubco shall be as set forth on Schedule 7.05(c) (which schedule may be modified from time to time in the Company’s sole discretion prior to the Closing), who shall serve in such capacity in accordance with the terms of the New Pubco Charter and the New Pubco Bylaws following the Second Effective Time.

Section 7.06 Incentive Equity Plan; ESPP. Prior to the Closing Date, New Pubco shall adopt: (a) the equity incentive plan in the form attached hereto as Exhibit J, providing for the issuance of the number of shares of New Pubco Common Stock set forth therein (the “Incentive Equity Plan”) and (b) the employee stock purchase plan in the form attached hereto as Exhibit K, providing for the issuance of the number of shares of New Pubco Common Stock set forth therein (the “ESPP”), in each case, to be effective as of the Closing or as otherwise set forth in the applicable plan document. Prior to Closing, none of the SPAC Parties shall take any action, or otherwise cause or allow any action to be taken, to amend, annul, rescind, repeal, revoke or supplement the Incentive Equity Plan or the ESPP, without the written consent of the Company. Within two Business Days following the expiration of the 60 day period following the date New Pubco has filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company, New Pubco shall file an effective registration statement on Form S-8 (or other applicable form) with respect to (x) the New Pubco Common Stock issuable under the Incentive Equity Plan and (y) the New Pubco Common Stock issuable under the ESPP, and New Pubco shall use commercially reasonable efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the Incentive Equity Plan or options under the ESPP remain outstanding. As of the Closing Date, there will be shares of New Pubco Common Stock reserved under the Incentive Equity Plan representing, in the aggregate, 8% of the outstanding capital stock of New Pubco (the “Initial Incentive Equity Plan Pool”). Upon the effectiveness of the registration statement(s) with respect to the Incentive Equity Plan, the New Pubco Board shall authorize the issuance of an aggregate of 75% of the Initial Incentive Equity Plan Pool to the Company’s employees, as provided by the Company’s board of directors.

Section 7.07 New Pubco Bylaws and Charter. Prior to Closing, SPAC, as the sole shareholder of New Pubco shall authorize and approve, and New Pubco shall adopt the New Pubco Charter and the New Pubco Bylaws.

Section 7.08 SPAC Public Filings. From the date hereof through the Second Effective Time, SPAC will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws.

Section 7.09 Listing. From the date hereof through the Second Effective Time, SPAC shall use its commercially reasonable efforts to ensure that the New Pubco Common Stock becomes listed on any of the Nasdaq market tiers on or on the Trading Day immediately following the Closing Date and shall prepare and submit to such Nasdaq market a listing application, if required under the Nasdaq rules, covering the shares of New Pubco Common Stock issuable in the Transactions, and shall obtain approval for the listing of such shares of New Pubco Common Stock and the Company shall reasonably cooperate with SPAC with respect to such listing. From the date hereof until the New Pubco Common Stock becomes listed on a Nasdaq market tier, SPAC shall use its commercially reasonable efforts to ensure that the SPAC Class A Common Stock remains listed on Nasdaq.

Section 7.10 Non-Transfer of Certain SPAC Intellectual Property.

(a) The Company acknowledges that SPAC is in possession of certain confidential and proprietary information of third parties received in connection with the SPAC’s evaluation of alternative business combinations, including but not limited to, information concerning the business, financial condition, operations, assets and liabilities, trade secrets, know-how, technology, customers, business plans, Intellectual Property rights, promotional and marketing efforts, and the existence and progress of financings, mergers, sales of assets, take-overs or tender offers of third parties, including SPAC’s, New Pubco’s, DTRT Merger Sub’s, and their respective Representatives’ internal notes and analysis concerning such information (collectively, “Evaluation Material”), and that the Evaluation Material is or may be subject to confidentiality or non-disclosure agreements. The Company acknowledges it has no right or expectancy in or to the Evaluation Material. Immediately at the Second Effective Time, all rights, title, ownership and interest in and to the Evaluation Material shall automatically transfer to Sponsor with no further action required on the part of any Party.

(b) The Company shall have no right or expectancy in or to the ownership or use of the name “DTRT Health Acquisition Corp.” or any derivation thereof containing the term “DTRT”, the trading symbols “DTRT”, “DTRTU” or “DTRTW,” SPAC’s internet domain name (www.dtrthealth.com), or the Intellectual Property rights therein (collectively, the “SPAC Marks”) as a trademark or other identifier of source. For clarity, nothing in this Agreement, prevents the Company from using the SPAC Marks (i) in a non-trademark manner permitted as “fair use” under applicable trademark law (e.g., to describe the historical relationship of the parties), or (ii) to the extent required or permitted by Law. Immediately at the Second Effective Time, all rights, title, ownership and interest in and to the SPAC Marks shall automatically transfer to Sponsor with no further action required on the part of any Party.

Section 7.11 Trust Account. Upon satisfaction or waiver of the conditions set forth in Article IX and provision of notice thereof to the Trustee (which notice SPAC shall provide to the Trustee in accordance with the terms of the Trust Agreement): (a) in accordance with and pursuant to the Trust Agreement, at the Closing, SPAC (i) shall cause the documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, including providing the Trustee with the Trust Termination Letter; and (ii) shall cause the Trustee to, and the Trustee shall thereupon be obligated to, distribute the Trust Account as directed in the Trust Termination Letter, including all amounts payable (A) to stockholders who have elected to have their SPAC Class A Common Stock converted to cash in accordance with the provisions of the New Pubco Charter; (B) for income tax or other tax obligations of SPAC prior to Closing; and (C) for any SPAC Transaction Expenses; and (b) thereafter, the Trust Account shall terminate, except as otherwise provide therein, with remaining amounts being used for payment of Company Cash Consideration and Company Transaction Expenses.

Section 7.12 Takeover Laws. SPAC shall not take any action that would cause the Transactions to be subject to requirements imposed by any Takeover Laws, and SPAC will take all steps to exempt (or ensure the continued exemption of) the Transactions from the Takeover Laws of any state that purport to apply to this Agreement or the Transactions.

Section 7.13 DTRT Merger Sub Approval. Immediately following the execution of this Agreement, SPAC, as the sole stockholder of New Pubco, and New Pubco, and as the sole stockholder of DTRT Merger Sub, will approve and adopt this Agreement, the Transaction Agreements to which New Pubco and DTRT Merger Sub is or will be a party and the Transactions.

Section 7.14 No SPAC Common Stock Transactions.

(a) SPAC acknowledges and agrees that it is aware, and that its Representatives are aware or, upon receipt of any material nonpublic information, will be advised of, the restrictions imposed by Securities Laws on a Person possessing material nonpublic information about a publicly traded company. SPAC hereby agrees that, while it is in possession of such material nonpublic information, it shall not and it will cause its Subsidiaries and direct its Representatives and their respective Affiliates not to, purchase or sell any securities of SPAC (other than engaging in the Transactions) or take any other action with respect to SPAC in violation of such Laws, or cause any third party to do any of the foregoing.

(b) None of the SPAC Parties shall, without the prior written consent of the Company, issue to any Person additional shares of capital stock of SPAC or New Pubco or other equity interests in, or convertible into equity interest in, SPAC or New Pubco; provided, further, that none of the SPAC Parties shall issue to any Person additional shares of capital stock of SPAC or New Pubco or other equity interests in, or convertible into equity interest in, SPAC or New Pubco if it would result in the Pre-Closing Holders owning less than 51% of the issued and outstanding capital stock of New Pubco, calculated on a fully-diluted basis.

Section 7.15 Assumption of Obligations. Subject to and contingent upon the Closing, New Pubco agrees to assume all of SPAC’s obligations under the engagement letter between SPAC and Deutsche Bank Securities Inc., as amended through the date of this Agreement.

ARTICLE VIII

JOINT COVENANTS

Section 8.01 Efforts to Consummate.

(a) Subject to the terms and conditions herein, each of the Parties shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or advisable to consummate and make effective as promptly as practicable the Transactions (including the satisfaction of the closing conditions set forth in Article IX). Without limiting the generality of the foregoing, each of the Parties shall use reasonable best efforts to obtain, file with or deliver to, as applicable, any Consents of any Governmental Authorities necessary to consummate the Transactions and the transactions contemplated by the other Transaction Agreements. SPAC shall promptly inform the Company of any communication between any SPAC Party, on the one hand, and any Governmental Authority, on the other hand, and the Company shall promptly inform SPAC of any communication between the Company, on the one hand, and any Governmental Authority, on the other hand, in either case, regarding any of the Transactions or any other Transaction Agreement.

(b) Each Party shall use (i) its respective reasonable best efforts to make all required filings pursuant to the HSR Act with respect to the Transactions promptly (and in any event within 10 Business Days) following the date of this Agreement and (ii) shall respond as promptly as reasonably practicable to any requests by any Governmental Authority for additional information and documentary material that may be requested pursuant to the HSR Act. Notwithstanding anything to the contrary in this Section 8.01, (x) the Parties agree to request early termination of all waiting periods applicable to the Transactions under the HSR Act (to the extent early termination is then available), and (y) each Party and its respective Affiliates shall not extend any waiting period, review period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority not to consummate the Transactions, except with the prior written consent of the other Parties. The Company shall pay all fees and expenses owed to any Governmental Authority (including in connection with the filings under the HSR Act) with such payments (“Government Payments”) being treated as a Credited Expense and a Termination Expense.

(c) During the Interim Period, the SPAC Parties, on the one hand, and the Company, on the other hand, shall give counsel for the Company (in the case of any SPAC Party) or SPAC (in the case of the Company), a reasonable opportunity to review in advance, and consider in good faith the views of the other in connection with, any proposed written communication to any Governmental Authority relating to the Transactions or the other Transaction Agreements. Each of the Parties agrees not to participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Authority in connection with the Transactions unless it consults with, in the case of the SPAC Parties, the Company, or, in the case of the Company, SPAC, in advance and, to the extent not prohibited by such Governmental Authority, gives, in the case of the SPAC Parties, the Company, or, in the case of the Company, SPAC, the opportunity to attend and participate in such meeting or discussion; provided, however, that this subparagraph (c) shall not apply to any meeting or discussion the Company or any of its Subsidiaries has with a Governmental Authority who is an actual or potential customer of the Company or any of its Subsidiaries.

(d) Notwithstanding anything to the contrary in the Agreement, (i) if this Section 8.01 conflicts with any other covenant or agreement in this Agreement that is intended to specifically address any subject matter, then such other covenant or agreement shall govern and control solely to the extent of such conflict and (ii) in no event shall the SPAC Parties or Company be obligated to bear any expense or pay any fee or grant any concession in connection with obtaining any consents, authorizations or approvals pursuant to the terms of any Contract to which the Company or its Subsidiaries is a party.

(e) During the Interim Period, SPAC, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after receiving any shareholder demands or other shareholder proceedings (including derivative claims) relating to this Agreement, any other Transaction Agreements or any matters relating thereto (collectively, the “Transaction Litigation”) commenced against, in the case of SPAC, any of the SPAC Parties or any of their respective Representatives (in their capacity as a representative of a SPAC Party) or, in the case of the Company or any of its Subsidiaries, any of their respective Representatives (in their capacity as a representative of a member of the Company). SPAC and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation (subject to a customary joint defense agreement), (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation, and (iv) reasonably cooperate with each other. In no event shall the Company or SPAC settle or compromise, or allow to be settled or compromised, any Transaction Litigation without the prior written consent of SPAC or the Company, respectively (not to be unreasonably withheld, conditioned or delayed).

Section 8.02 Registration Statement; Special Meeting.

(a) Registration Statement.

(i) As promptly as reasonably practicable following the execution and delivery of this Agreement (but in any event within ten Business Days thereafter), SPAC and the Company shall, in accordance with this Section 8.02(a), jointly prepare, and SPAC shall file with the SEC, a registration statement on Form S-4 in connection with the Transactions (the “Registration Statement”) which shall include a preliminary proxy statement (the “Proxy Statement”) that, when final, will be sent to the stockholders of SPAC in advance of the Special Meeting, for the purpose of, among other things:

(A) providing SPAC’s stockholders with the opportunity to redeem shares of SPAC Class A Common Stock by tendering such shares for redemption not later than two Business Days prior to the originally scheduled date of the Special Meeting (the “SPAC Stockholder Redemption”); and (B) soliciting proxies from holders of SPAC Class A Common Stock to vote at the Special Meeting in favor of the SPAC Stockholder Matters, and each Party will reasonably cooperate (including causing each of its Subsidiaries and Representatives to reasonably cooperate) with the other Parties, and provide all information regarding such Party, its Affiliates and its business that is necessary for the preparation and filing of the Registration Statement. Without the prior written consent of the Company, the SPAC Stockholder Matters shall be the only matters (other than procedural matters) which SPAC shall propose to be acted on by the SPAC’s stockholders at the Special Meeting; provided, however, that the Proxy Statement will not be sent to the stockholders of SPAC unless certificates (including a chief financial officer certificate from the Company on any projections included in any registration statement or proxy statement filed in connection with the Transactions), comfort letters, negative assurance letters and legal opinions from SPAC and the Company and their respective internal and external legal counsel and auditors as Deutsche Bank Securities Inc. shall reasonably request and that are generally provided to underwriters in connection with underwritten public offerings of securities registered under the Securities Act have been delivered by SPAC and the Company and their respective legal counsel and auditors. The Registration Statement will comply as to form and substance with the applicable requirements of the SEC and the rules and regulations thereunder and remain effective as long as is necessary to consummate the Transactions; provided, however, that SPAC will not permit the Registration Statement to be become effective unless certificates (including a chief financial officer certificate from the Company on any projections included in any registration statement or proxy statement filed in connection with the Transactions), comfort letters, negative assurance letters and legal opinions from SPAC and the Company and their respective internal and external legal counsel and auditors as Deutsche Bank Securities Inc. shall reasonably request and that are generally provided to underwriters in connection with underwritten public offerings of securities registered under the Securities Act have been delivered by SPAC and the Company and their respective legal counsel and auditors. SPAC shall (I) file the definitive Proxy Statement with the SEC and (II) cause the Proxy Statement to be mailed to its stockholders of record, as of the record date to be established by the SPAC Board in accordance with Section 8.02(b), as promptly as practicable (but in no event less than five Business Days except as otherwise required by applicable Law) following the earlier to occur of: (x) if the Registration Statement is not reviewed by the SEC, the expiration of the waiting period in Rule 14a-6(a) under the Exchange Act; or (y) if the Registration Statement is reviewed by the SEC, receipt of oral or written notification of the completion of the review by the SEC (such earlier date, the “Proxy Clearance Date”).

(ii) Prior to filing with the SEC, SPAC will make available to the Company and its counsel drafts of the Registration Statement and any other documents to be filed with the SEC, both preliminary and final, and any amendment or supplement to the Registration Statement or such other document and will provide the Company and its counsel with a reasonable opportunity to comment on such drafts and shall consider such comments in good faith and, to the extent any such comments are reasonable, SPAC shall incorporate such comments into such document. SPAC shall not file any such documents with the SEC without the prior consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed). SPAC will advise the Company, promptly after it receives notice thereof, of: (A) the time when the Registration Statement has been filed; (B) if the Registration Statement is not reviewed by the SEC, the expiration of the waiting period in Rule 14a-6(a) under the Exchange Act; (C) if the Registration Statement is reviewed by the SEC, receipt of oral or written notification of the completion of the review by the SEC; (D) the filing of any supplement or amendment to the Registration Statement; (E) any request by the SEC for amendment of the Registration Statement; (F) any comments from the SEC relating to the Registration Statement and responses thereto; (G) requests by the SEC for additional information; and (H) the issuance of any stop order or the suspension of the qualification of the SPAC Class A Common Stock for offering or sale in any jurisdiction or of the initiation or written threat of any proceeding for any such purpose. SPAC shall respond to any SEC comments on the Registration Statement as promptly as practicable (and in any event within 10 Business Days following receipt by SPAC of any such SEC comments except to the extent due to the failure by the Company to timely provide information required to respond to such SEC comments) and shall use its commercially reasonable efforts to have the Registration Statement cleared by the SEC under the Securities Act as promptly as practicable; provided that, prior to responding to any requests or comments from the SEC, SPAC will make available to the Company and its counsel drafts of any such response and provide the Company and its counsel with a reasonable opportunity to comment on such drafts and shall consider such comments in good faith and, to the extent any such comments are reasonable, SPAC shall incorporate such comments into such response. SPAC shall not respond to any such requests or comments without the prior consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed).

(iii) If, at any time prior to the Special Meeting, there shall be discovered any information that should be set forth in an amendment or supplement to the Registration Statement so that the Registration Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, SPAC shall promptly file an amendment or supplement to the Registration Statement containing such information (subject to the procedures set forth in Section 8.02(a)(ii)). If, at any time prior to the Closing, the Company discovers any information, event or circumstance relating to the Company, its business or any of its Affiliates, officers, directors or employees that should be set forth in an amendment or a supplement to the Registration Statement so that the Registration Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then the Company shall promptly inform SPAC of such information, event or circumstance and provide to SPAC all information necessary to correct any such deficiencies.

(iv) SPAC shall make all necessary filings with respect to the Transactions under the Securities Act, the Exchange Act and applicable “blue sky” laws, and any rules and regulations thereunder. The Company agrees to promptly provide SPAC with all information concerning the business, management, operations and financial condition of the Company and its Subsidiaries, in each case, reasonably requested by SPAC for inclusion in the Registration Statement; provided that the Company shall not be obligated to provide SPAC with any information that (A) is prohibited from being disclosed by applicable Law or (B) upon the advice of legal counsel of the Company would result in the loss of attorney-client privilege or other privilege from disclosure, to the extent permitted by applicable Law (including COVID-19 Measures). Each of SPAC and the Company agrees to furnish to the other party all information concerning itself, its Subsidiaries, officers, directors, managers, stockholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Registration Statement or any other statement, filing, notice or application made by or on behalf of SPAC, the Company, or their respective Affiliates to any regulatory authority (including Nasdaq) in connection with the Transactions.

(v) The Company shall pay for all fees owed to the SEC and any printer or mailing services in connection with the filing and mailing of the Proxy Statement and any related forms or filings with such payments (“Registration Payments”) being treated as a Credited Expense and a Termination Expense.

(b) Special Meeting. SPAC will take, in accordance with applicable Law, Nasdaq rules and the SPAC Organizational Documents, all action necessary to duly convene and hold a meeting of its stockholders (as adjourned or postponed, the “Special Meeting”) as promptly as reasonably practicable after the Proxy Clearance Date (provided, however, that the Special Meeting will not be held unless certificates (including a chief financial officer certificate from the Company on any projections included in any registration statement or proxy statement filed in connection with the Transactions), comfort letters, negative assurance letters and legal opinions from SPAC and the Company and their respective internal and external legal counsel and auditors as Deutsche Bank Securities Inc. shall reasonably request and that are generally provided to underwriters in connection with underwritten public offerings of securities registered under the Securities Act have been delivered by SPAC and the Company and their respective legal counsel and auditors) (and will establish a record date for, give notice of and commence the mailing of the Proxy Statement to the stockholders of SPAC as promptly as practicable after the Proxy Clearance Date), to (i) consider and vote upon the approval of the SPAC Stockholder Matters and to cause such vote to be taken and (ii) provide stockholders of SPAC with the opportunity to elect to effect a SPAC Stockholder Redemption. SPAC shall postpone or adjourn such meeting on each and every occasion if (x) a postponement or adjournment is required by Law, (y) as of the time for which the Special Meeting is originally scheduled (as set forth in the Registration Statement) there are insufficient shares of SPAC Common Stock represented (either in person or by proxy) and voting to approve the SPAC Stockholder Matters or to constitute a quorum necessary to conduct the business of the Special Meeting, or (z) SPAC or the Company determines the payments for the SPAC Stockholder Redemption could reasonably be expected to cause the conditions in Section 9.01 to not be satisfied at the Closing; provided, however, in no event shall SPAC be required to adjourn or postpone the Special Meeting more than six weeks from the initial date of the Special Meeting set forth in the Registration Statement. SPAC shall, following the Proxy Clearance Date, use its commercially reasonable efforts to solicit from its stockholders proxies in favor of the SPAC Stockholder Matters and shall include in the Registration Statement the SPAC Board Recommendation. SPAC shall keep the Company reasonably informed regarding all matters relating to the SPAC Stockholder Matters and the Special Meeting, including by promptly furnishing any voting or proxy solicitation reports received by SPAC in respect of such matters and similar updates regarding any redemptions. Notwithstanding the foregoing, if at any time prior to, but not after, obtaining approval of the SPAC Stockholder Matters, the SPAC Board determines that a Company Material Adverse Effect has occurred, the SPAC Board may make a withdrawal of such recommendation or an amendment, qualification or modification of such recommendation if a failure to do so would, upon the advice of counsel, reasonably be expected to constitute a breach of its fiduciary duties to SPAC’s stockholders under applicable Law (a “Change in Recommendation”). SPAC shall immediately notify the Company in writing of any determination to make such Change in Recommendation. SPAC agrees that its obligations under this Agreement shall not be affected by any Change in Recommendation and, for the avoidance of doubt, it agrees (A) that its obligation to establish a record date for, duly call, give notice of, convene and hold the Special Meeting for the purpose of seeking approval of the SPAC Stockholder Matters shall not be affected by any Change in Recommendation or other intervening event or circumstance and (B) to establish a record date for, duly call, give notice of, convene and hold the Special Meeting and submit for the approval of its stockholders the SPAC Stockholder Matters, in each case in accordance with this Agreement, regardless of any Change in Recommendation or other intervening event or circumstance. Notwithstanding the fact that the Required Company Shareholder Approval has been obtained, the Company Board Recommendation may, at any time prior to the Closing, be withdrawn in the event the board of directors of the Company determines, in its sole discretion (and taking into account only the interests of the Pre-Closing Holders (taken as a whole)), such withdrawal is in the best interest of the Pre-Closing Holders (such withdrawal of the Company Board Recommendation being referred to herein as a “Company Board Recommendation Withdrawal”).

(c) Required SPAC Stockholder Approval. Subject to the satisfaction of the conditions set forth in Section 9.01 and 9.02, SPAC shall use reasonable best efforts to consummate and make effective the Transactions within three Business Days following receipt of the Required SPAC Stockholder Approval.

Section 8.03 Exclusivity.

(a) During the Interim Period, the Company shall not take, nor shall the Company permit any of its Affiliates or Representatives to take, whether directly or indirectly, (i) any action to solicit, initiate or engage in discussions or negotiations with, or enter into any agreement with, or encourage, or provide information to, any Person (other than SPAC or any of its Affiliates or Representatives) concerning any merger or similar business combination transaction or sale of substantially all of the assets involving the Company or its Subsidiaries, taken as a whole (other than immaterial assets or assets sold in the ordinary course of business) (each such acquisition transaction, but excluding the Transactions, an “Acquisition Transaction”); provided, that the execution, delivery and performance of this Agreement and the other Transaction Agreements and the consummation of the Transactions and the transactions contemplated by the other Transaction Agreements shall not be deemed a violation of this Section 8.03(a) or (ii) any action in connection with a public offering of any Equity Securities of the Company or any of its Subsidiaries (or any Affiliate or successor of the Company or any of its Subsidiaries). The Company shall, and shall cause its Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, an Acquisition Transaction.

(b) During the Interim Period, SPAC shall not take, nor shall it permit any of its Affiliates or Representatives to take, whether directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond, provide information to or commence due diligence with respect to, any Person (other than the Company, its stockholders or any of their respective Affiliates or Representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral relating to any Business Combination involving SPAC (a “Alternate Business Combination Proposal”) other than with the Company, its stockholders and their respective Affiliates and Representatives; provided, that the execution, delivery and performance of this Agreement and the other Transaction Agreements and the consummation of the Transactions and the transactions contemplated by the other Transaction Agreements shall not be deemed a violation of this Section 8.03(b). SPAC shall, and shall cause its Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, an Alternate Business Combination Proposal.

Section 8.04 Tax Matters.

(a) Tax Opinions and Disclosures. Each of the SPAC Parties and the Company shall use its commercially reasonable efforts to reasonably cooperate with one another and their respective Tax advisors in connection with the issuance to SPAC or the Company of any opinion or the preparation of any disclosure relating to the Tax consequences of the Transactions, including using commercially reasonable efforts to deliver to the relevant counsel certificates (dated as of the necessary date and signed by an officer of SPAC or the Company, or their respective Affiliates, as applicable) containing such customary representations as are reasonably necessary or appropriate for such counsel to render such opinion or prepare such disclosure. If the SEC requests or requires a legal opinion to be filed with the Registration Statement pursuant to Item 601(b)(8) of Regulation S-K promulgated under the Securities Act, SPAC shall cause such opinion to be issued.

(b) Transfer Taxes. All transfer, stamp, documentary, sales, use, registration, value-added and other similar Taxes (including all applicable real estate transfer Taxes) incurred in connection with this Agreement and the Transactions (“Transfer Taxes”) will be borne and paid by the Company, with such payments being treated as a Credited Expense. The Parties shall use commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person or take any other reasonable action as may be necessary to mitigate, reduce or eliminate any Transfer Tax that could be imposed in connection with the Transactions. The Party required by applicable Law to file any Tax Returns required to be filed with respect to Transfer Taxes shall prepare and timely file all such Tax Returns and, if required by applicable Law, the other Parties will join in the execution of any such Tax Returns. The filing party shall provide the other Parties with (i) a copy of each such Tax Return within three Business Days after filing such Tax Return with the appropriate Governmental Authority and (ii) evidence of filing for each such Tax Return and of payment of such Transfer Taxes within three Business Days after receipt of such evidence.

(c) Tax Returns. After the Closing, Pre-Closing Holder Representative shall prepare, or cause to be prepared, all income Tax Returns required to be filed by Newco or the Company or any of its Subsidiaries for any Tax period ending on or before the Closing Date and shall provide such Tax Returns to the applicable Person for timely filing. New Pubco shall timely file, or cause the timely filing of, such Tax Returns.

(d) Tax Contests. In the case of any Action with respect to any income Tax Return of Newco or the Company or any of its Subsidiaries for any Tax period ending on or before the Closing Date, New Pubco shall notify Pre-Closing Holder Representative of such Action no later than ten Business Days after written notice of such Action is received by New Pubco or any of its Affiliates. Pre-Closing Holder Representative shall, upon written notice to New Pubco, control the conduct and settlement of any such Action.

(e) Actions Relating to Pre-Closing Tax Periods. New Pubco shall not, and shall not permit or cause any of its Affiliates (including the Company and its Subsidiaries) to, (i) amend any income Tax Returns filed by Newco or the Company or any of its Subsidiaries for any Tax period ending on or before the Closing Date, (ii) make or change any Tax election of or relating to Newco the Company or any of its Subsidiaries with respect to income Taxes that has retroactive effect to any Tax period ending on or before the Closing Date or (iii) initiate any voluntary disclosure or similar process with respect to income Tax Returns of Newco or the Company or any of its Subsidiaries for any Tax period ending on or before the Closing Date, in each case without Pre-Closing Holder Representative’s prior written approval.

(f) Tax Refunds. Any Tax refund (including interest thereon) with respect to Newco or the Company or any of its Subsidiaries attributable to (i) any taxable period ending on or before the Closing Date if Newco or the Company or any of its Subsidiaries paid the Tax prior to the Closing or (ii) any Taxes taken into account as a reduction to the Aggregate Merger Consideration, shall be the property of the Pre-Closing Holders to the extent such refund was not taken into account in determining the Aggregate Merger Consideration. If, after the Closing, New Pubco, the Company or any Affiliate receives such a refund, New Pubco shall pay to the Pre-Closing Holders within ten Business Days after such receipt an amount equal to such refund received, together with any interest received or credited thereon net of any reasonable out-of-pocket costs associated therewith.

(g) Cooperation. The Parties shall cooperate fully, as and to the extent reasonably requested by any other Party, in connection with the filing of Tax Returns pursuant to this Section 8.04 and any Action with respect to Taxes or Tax Returns of Newco the Company or any of its Subsidiaries. Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information that are reasonably relevant to any such Tax Return or Action any making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Parties shall retain all books and records with respect to Tax matters pertinent to Newco the Company and its Subsidiaries relating to any Tax period ending on or before the Closing Date until the expiration of the statute of limitations of the respective Tax periods.

Section 8.05 Confidentiality; Publicity.

(a) SPAC acknowledges that the information being provided to it in connection with this Agreement and the consummation of the Transactions is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. The Confidentiality Agreement shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder and any other activities contemplated thereby. The Company acknowledges that, in connection with any Financing, SPAC shall be entitled to disclose, pursuant to the Exchange Act, any information contained in any presentation to the potential equity investors, which information may include Confidential Information (as defined in the Confidentiality Agreement); provided that, SPAC shall provide the Company with a copy of any such materials at least five Business Days prior to distributing the same and grant the Company the right to review and approve (which approval shall not be unreasonably conditioned, withheld or delayed) such materials prior to their distribution, provided further, that no such materials need to be provided to the Company after the Registration Statement is filed if such materials do not include any disclosures beyond those contained in the Registration Statement.

(b) Subject to Section 8.05(c), none of the Parties nor any of their respective Representatives shall issue any press releases or make any public announcements with respect to this Agreement or the Transactions without the prior written consent of the other Parties; provided, however, that each Party may make any such announcement or other communication (i) if such announcement or other communication is required by applicable Law or the rules of any stock exchange, in which case the disclosing Party shall, to the extent permitted by applicable Law, first allow (A) the Company, if the disclosing party is SPAC or (B) SPAC, if the disclosing party is the Company and such announcement or communication is to be made prior to the Closing, to review such announcement or communication and the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith and, to the extent any such comments are reasonable, the disclosing Party shall incorporate such comments into announcement or other communication, (ii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 8.05, and (iii) to Governmental Authorities in accordance with Section 8.01.

(c) The initial press release concerning this Agreement and the Transactions shall be a joint press release in the form agreed by the Company and SPAC prior to the execution of this Agreement and such initial press release (the “Signing Press Release”) shall be released as promptly as practicable after the execution of this Agreement (but in any event within four Business Days thereafter). Promptly after the execution of this Agreement (but in any event within four Business Days thereafter), SPAC shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Securities Laws, which the Company shall have the opportunity to review and comment upon prior to filing and SPAC shall consider such comments in good faith and, to the extent any such comments are reasonable, SPAC shall incorporate such comments into the Signing Filing. The Company and SPAC shall mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by any of them) and, as promptly as practicable after the Closing (but in any event within four Business Days thereafter), issue a press release announcing the consummation of the Transactions (the “Closing Press Release”). Promptly after the Closing (but in any event within four Business Days after the Closing), SPAC shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Securities Laws. In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Press Release or the Closing Filing, each Party shall, upon written request by any other Party, furnish such other Party with all information concerning itself, its directors, officers and equityholders, and such other matters as may be reasonably necessary for such press release or filing.

Section 8.06 Post-Closing Cooperation; Further Assurances. Following the Closing, each Party shall, on the request of any other Party, execute such further documents, and perform such further acts, as may be reasonably necessary or appropriate to give full effect to the allocation of rights, benefits, obligations and liabilities contemplated by this Agreement and the Transactions.

Section 8.07 Qualification as an Emerging Growth Company. SPAC shall, at all times during the period from the date hereof until the Closing: (a) take all actions necessary to continue to qualify as an “emerging growth company” within the meaning of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) and (b) not take any action that would cause SPAC to not qualify as an “emerging growth company” within the meaning of the JOBS Act.

Section 8.08 Financing.

(a) Subject to the terms and conditions of this Agreement, during the Interim Period, the Company and SPAC shall pursue (i) commitments from third party lenders (the “Debt Financing Sources”), to provide loans to New Pubco immediately following the Closing (the debt financing under such commitments, collectively, hereinafter referred to as, the “Debt Financing”) and (ii) subscription agreements or other commitments, from third party investors (each a “PIPE Investor”) to provide equity financing to New Pubco in connection with the Closing (the aggregate proceeds to be received under all PIPE Investor Subscription Agreements, collectively, the “PIPE Financing Amount”, and the equity financing under all PIPE Investor Subscription Agreements, collectively, hereinafter referred to as, the “PIPE Financing”). If such Financing commitments are obtained on terms and conditions satisfactory to each of the Company and SPAC, the Parties shall use their commercially reasonable efforts to obtain the proceeds of the Financing on the terms and conditions of such commitments, including using commercially reasonable efforts to (i) negotiate definitive agreements with respect to the Financing (the “Definitive Financing Agreements”), (ii) satisfy (or, if deemed advisable by each of the Company and SPAC, obtain the waiver of) on a timely basis all conditions set forth in such Definitive Financing Agreements that are within their control (including payment of all fees and expenses) and comply with their obligations thereunder, (iii) maintain in effect any written and executed debt or equity commitments (including any subscription agreements) in accordance with their terms and (iv) diligently enforce all of their rights under any such commitments, provided, however, that neither Party shall be required to bring any enforcement action against any PIPE Investor or Debt Financing Source to enforce its rights under the applicable Financing.

(b) Subject to the terms hereof, each Party shall use its commercially reasonable efforts to comply with its obligations, and enforce its rights, under any executed debt or equity commitments. SPAC shall give the Company prompt notice of any material breach by any party to an executed debt or equity commitment of which SPAC has become aware or any termination (or alleged or purported termination) of such commitment. SPAC shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to obtain the proceeds of the Financing and shall not permit any amendment or modification to, or any waiver of any material provision or remedy under, any executed debt or equity commitment entered into following the date hereof if such amendment, modification, waiver or remedy (i) would delay the occurrence of the Closing, (ii) reduces the aggregate amount of the Financing in any material respect, (iii) increases the aggregate amount of any Debt Financing if such increase would result in such amount exceeding the Debt Financing Sources, (iv) adds or imposes new conditions or amends the existing conditions to the drawdown of the Financing, or (v) is adverse to (or is reasonably likely to become adverse to) the interests of the Company, in each case, in any material respect, in each case without obtaining prior written consent of the Company, which may be withheld in the Company’s sole discretion.

(c) Prior to the earlier of the Closing and the termination of this Agreement pursuant to Section 10.01, the Company agrees, and shall cause its Subsidiaries and their Representatives, to use commercially reasonable efforts to cooperate in connection with the arrangement of the Financing (including the satisfaction of the conditions precedent set forth therein) as may be reasonably requested by SPAC, including by (i) participating in a reasonable number of meetings, presentations, due diligence sessions, drafting sessions and sessions with rating agencies at mutually agreeable times and locations and upon reasonable advance notice, (ii) assisting with the preparation of customary materials for actual and potential PIPE Investors and Debt Financing Sources, rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with the Financing (which shall not include pro forma financial information), (iii) executing and delivering any pledge and security documents, other definitive financing documents, or other certificates, or documents as may be reasonably requested by SPAC or otherwise reasonably facilitating the pledging of collateral, provided, that, such documents will not take effect until the Closing and are reasonably acceptable to the Company, (iv) providing the Financial Statements and such other financial information regarding the Company and its Subsidiaries that is readily available or within the Company’s or its Subsidiaries’ possession and as is reasonably requested in connection with the Financing, (v) at the Company’s option, taking or appointing a representative of SPAC to take all corporate actions, subject to the occurrence of the Closing, reasonably requested by SPAC to permit the consummation of the Financing and, in the case of the Debt Financing, the direct borrowing or incurrence of all of the proceeds of the Debt Financing, by the Company or a Subsidiary immediately following the Closing, (vi) the Company and each Subsidiary executing and delivering reasonable and customary certificates (including a customary certificate of the Chief Financial Officer of the Company and each Subsidiary with respect to solvency matters), customary management representation letters and other customary documentation required by the Debt Financing Sources and the PIPE Investors and the definitive documentation related to the Debt Financing and the PIPE Financing, provided, that no such certificates, letters or other documentation shall be effective prior to the consummation of the Closing and all such certificates, letters or other documentation shall relate only to the Company and its Subsidiaries (and not, for the avoidance of doubt, any of the SPAC Parties), (vii) furnishing SPAC at least three Business Days prior to the Closing Date (or to the extent reasonably requested at least ten Business Days prior to the Closing Date), with all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act and (vii) otherwise reasonably cooperating in SPAC’s efforts to obtain the Financing. Notwithstanding the foregoing, (A) such requested cooperation shall not unreasonably interfere with the ongoing operations of the Company or its Subsidiaries, (B) neither the Company nor any Subsidiary shall be required to pay any commitment or other similar fee or incur any other liability or obligation in connection with the Financing prior to the Closing, (C) neither the Company nor any Subsidiary nor any of their Representatives shall be required to execute or enter into or perform any agreement with respect to the Financing that is not contingent upon the Closing or that would be effective prior to the Closing (other than any customary management representation and authorization letter in connection with marketing materials contemplated by the Financing) and (D) Persons who are on the board of directors or the board of managers (or similar governing body) of the Company or any Subsidiary prior to the Closing in their capacity as such shall not be required to pass resolutions or consents to approve or authorize the execution of the Financing. Nothing contained in this Section 8.08 or otherwise shall require the Company or any Subsidiary, prior to the Closing, to be an issuer or other obligor with respect to the Financing. The Company shall be given a reasonable opportunity to review and comment on any financing documents (including any commitment letters with respect to the Debt Financing or the PIPE Financing) and any materials that are to be presented during any meetings conducted in connection with the Financing, and SPAC shall give due consideration to all reasonable comments provided thereto.

(d) The Parties acknowledge and agree that SPAC or New Pubco shall not enter into any Financing Agreements without the Company’s prior written consent, which may be withheld or withdrawn, in the Company’s sole discretion, up until the Closing. In addition, none of the Company or its Subsidiaries or any of their Representatives shall be required to take any action that would subject such Person to actual or potential Liability, to bear any cost or expense or to pay any commitment or other similar fee or make any other payment or incur any other liability or provide or agree to provide any indemnity in connection with the Financing or their performance of their respective obligations under this Section 8.08 or any information utilized in connection therewith. SPAC shall indemnify and hold harmless the Company, its Subsidiaries and their Representatives from and against any and all loss suffered or incurred by them in connection with the arrangement of the Financing and the performance of their respective obligations under this Section 8.08 and any information utilized in connection therewith, except in the case of fraud, gross negligence or willful misconduct committed by the Company, its Subsidiaries and any of their Representatives. SPAC shall, promptly upon receipt of a reasonably detailed invoice from the Company or any of its Subsidiaries, reimburse the Company or its Subsidiaries for all reasonable out-of-pocket costs and expenses incurred by the Company and its Subsidiaries (including those of its accountants, consultants, legal counsel, agents and other Representatives) in connection with the cooperation required by this Section 8.08.

(e) In connection with the Financing, each of the Company and SPAC agrees to deliver, and cause its respective legal counsel and auditors to deliver, to Deutsche Bank Securities Inc. such certificates (including a chief financial officer certificate from the Company on any projections included in any registration statement or proxy statement filed in connection with the Transactions), comfort letters, negative assurance letters and legal opinions from SPAC and the Company and their respective internal and external legal counsel and auditors as Deutsche Bank Securities Inc. shall reasonably request and that are generally provided to underwriters in connection with underwritten public offerings of securities registered under the Securities Act; provided that such documents are in form and substance reasonably acceptable to the Party delivering such document.

Section 8.09 Reputation. None of the Parties will take, or permit any of their Affiliates to take, any action that would be reasonably expected to cause material harm to the reputation of the Company or New Pubco, prior to or after Closing. In the event of any change, event, circumstance, effect, development or state of facts that, individually or in the aggregate, would be reasonably expected to cause material harm to the reputation of the Company or New Pubco prior to or after the Closing, the Parties shall reasonably cooperate to mitigate the effect of such event of any change, event, circumstance, effect, development or state of facts, including by, if applicable, terminating their relationship with any Person whose action or inaction gave rise to or caused such change, event, circumstance, effect, development or state of facts.

Section 8.10 Tax Agreement. To the extent the amount of the Potential Tax Adjustment is not known as of the day prior to Closing, New Pubco will pay the Potential Tax Adjustment to the Pre-Closing Holders after Closing promptly after the amount of the Potential Tax Adjustment can be determined. Further, to the extent the dividends paid by the Company in the Interim Period, as contemplated by Section 6.01(a)(ii)(b) are not sufficient to permit the Pre-Closing Holders to satisfy all Tax obligations of the Pre-Closing Holders with respect to the pre-Closing period, New Pubco shall pay the Pre-Closing Holders for any such Tax obligations. During the Interim Period, the Parties agree to negotiate in good faith the Tax Agreement with respect to the foregoing.

ARTICLE IX

CONDITIONS TO OBLIGATIONS

Section 9.01 Conditions to Obligations of All Parties. The obligations of the SPAC and the Company to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted and, in the case of Section 9.01(h) below, only with the written consent of Deutsche Bank Securities Inc.) in writing by SPAC and the Company:

(a) HSR Approval. All applicable waiting periods (and any extensions thereof) under the HSR Act in respect of the Transactions shall have expired or been terminated.

(b) Other Approvals. The approvals and consents set forth on Schedule 9.01(b) shall have been duly obtained, made or given and shall be in full force and effect.

(c) No Prohibition. There shall not be in force any Law or Governmental Order by any Governmental Authority of competent jurisdiction and having jurisdiction over the Parties with respect to the Transactions enjoining, prohibiting, or making illegal the consummation of the Transactions.

(d) Stockholder Approval. Each of the Required SPAC Stockholder Approval and the Required Company Shareholder Approval shall have been obtained.

(e) Listing. The New Pubco Common Stock shall be listed or have been approved for listing on one of the Nasdaq market tiers, subject only to official notice of issuance thereof.

(f) Effectiveness of Contracts. The Contracts of the Company or its Subsidiaries identified on Schedule 9.01(f) shall be in full force and effect, and no counterparty to any of the Contracts identified on Schedule 9.01(f) shall have provided notice to the Company or any of its Subsidiaries that such party intends to terminate or materially amend or modify such Contract.

(g) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(h) Registration Statement Deliveries. Each of SPAC and the Company and its respective internal and external legal counsel and auditors shall have delivered such comfort letters, negative assurance letters and legal opinions as Deutsche Bank Securities Inc. shall reasonably request and that are generally provided to underwriters in connection with underwritten public offerings of securities registered under the Securities Act.

Section 9.02 Additional Conditions to Obligations of SPAC Parties. The obligations of the SPAC Parties to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by SPAC:

(a) Representations and Warranties.

(i) Each of the representations and warranties the Company contained in Section 4.01 (Corporate Organization of the Company), the second sentence of Section 4.02 (Subsidiaries), Section 4.03 (Due Authorization), Section 4.06 (Current Capitalization) and Section 4.21 (Brokers’ Fees) (collectively, the “Company Specified Representations”) shall be true and correct in all material respects as of the Closing as though then made (except to the extent such representations and warranties expressly relate to an earlier date, which in such case, shall be true and correct in all material respects on and as of such earlier date).

(ii) The representations and warranties contained in Section 4.20 (Absence of Changes) shall be true and correct in all respects as of the Closing.

(iii) Each of the representations and warranties contained in Article IV (other than the Company Specified Representations and Section 4.20 (Absence of Changes)) shall be true and correct (without giving any effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) as of the Closing as though then made (except to the extent such representations and warranties expressly relate to an earlier date, which in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Agreements and Covenants. The covenants and agreements of the Company in this Agreement required to be performed as of or prior to the Closing shall have been performed in all material respects; provided, that for purposes of this Section 9.02(b), a covenant or agreement of the Company shall only be deemed to have not been performed if the Company has materially breached such covenant or agreement and such material breach is incapable of being cured, or the Company has failed to cure such breach within 30 days after written notice of such breach has been delivered the Company (or if earlier, the Termination Date).

(c) Officer’s Certificate. The Company shall have delivered to SPAC a certificate signed by an officer of the Company, dated as of the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.02(a) and Section 9.02(b) have been fulfilled.

(d) Company Material Adverse Effect. Since the date of this Agreement, no Company Material Adverse Effect shall have occurred which is continuing and uncured.

(e) Closing Deliveries. The Company shall have delivered (or will deliver at Closing) to SPAC the documents and deliveries set forth in Section 3.04(b)(iii)(E).

Section 9.03 Additional Conditions to the Obligations of the Company . The obligation of the Company to consummate, or cause to be consummated, the Transactions is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a) Representations and Warranties.

(i) Each of the representations and warranties of the SPAC Parties contained in Article V (other than the representations and warranties of the SPAC Parties contained in Section 5.01 (Corporate Organization), Section 5.02 (Due Authorization), Section 5.08 (Brokers’ Fees), Section 5.10 (Business Activities) and Section 5.12 (Capitalization) (collectively, the “SPAC Specified Representations”), and Section 5.16 (Absence of Changes)) shall be true and correct (without giving any effect to any limitation as to “materiality” or “SPAC Material Adverse Effect” or any similar limitation set forth therein) as of the Closing as though then made (except to the extent such representations and warranties expressly relate to an earlier date, which in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a SPAC Material Adverse Effect.

(ii) Each of the SPAC Specified Representations shall be true and correct (without giving any effect to any limitation as to “materiality” or any similar limitation set forth therein) in all material respects as of the Closing as though then made (except to the extent such representations and warranties expressly relate to an earlier date, which in such case, shall be true and correct in all material respects on and as of such earlier date).

(iii) The representations and warranties of the SPAC Parties contained in Section 5.16 (Absence of Changes) shall be true and correct in all respects as of the Closing.

(b) Financing. SPAC shall have obtained Financing satisfactory to the Company.

(c) Agreements and Covenants. The covenants and agreements of the SPAC Parties in this Agreement required to be performed as of or prior to the Closing shall have been performed in all material respects; provided, that for purposes of this Section 9.03(c), a covenant or agreement of the SPAC Parties shall only be deemed to have not been performed if the SPAC Parties have materially breached such covenant or agreement and such material breach is incapable of being cured, or the SPAC Parties have failed to cure such breach within 30 days after written notice of such breach has been delivered to SPAC (or if earlier, the Termination Date).

(d) Officer’s Certificate. SPAC shall have delivered the Company a certificate signed by an officer of SPAC, dated as of the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.03(a) and Section 9.03(c) have been fulfilled.

(e) Trust Account. SPAC shall have made appropriate arrangements to have the Trust Account, less amounts paid and to be paid pursuant to Section 7.11, available to SPAC or New Pubco for payment of the Company Cash Consideration, Company Transaction Expenses and the SPAC Transaction Expenses at the Closing.

(f) Closing Deliveries. SPAC shall have delivered (or will deliver at Closing) to the Company the documents and deliveries set forth in Section 3.04(b)(ii).

(g) SPAC Material Adverse Effect. Since the date of this Agreement, no SPAC Material Adverse Effect shall have occurred which is continuing and uncured.

Section 9.04 Frustration of Conditions. No Party may rely on the failure of any condition set forth in this Article IX to be satisfied if such failure was caused by such Party’s failure to take such actions as may be necessary to cause the conditions of the other Party to be satisfied, as required by Section 8.01.

ARTICLE X

TERMINATION/EFFECTIVENESS

Section 10.01 Termination. This Agreement may be validly terminated and the Transactions may be abandoned at any time prior to the Closing only as follows:

(a) by mutual written agreement of SPAC and the Company;

(b) by either SPAC or the Company upon written notice to the other Party, if there shall be in effect any (i) Law in any jurisdiction of competent authority or (ii) Governmental Order issued, promulgated, made, rendered or entered into by any court or other tribunal of competent jurisdiction, that, in the case of each of clauses (i) and (ii), permanently restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Mergers and in the case of any such Governmental Order, such Governmental Order shall have become final and non-appealable;

(c) by either SPAC or the Company upon written notice to the other Party, if the Second Effective Time has not occurred by 11:59 p.m. Eastern Time, on the 270th day following the date of this Agreement (the “Termination Date”); provided, that the right to terminate this Agreement pursuant to this Section 10.01(c) will not be available to any Party whose breach of any provision of this Agreement primarily causes or results in the failure of the Mergers to be consummated by such time;

(d) by either SPAC or the Company, if SPAC fails to obtain the Required SPAC Stockholder Approval upon vote taken thereon at the Special Meeting (or at a meeting of its stockholders following any adjournment or postponement thereof); provided, that the right to terminate this Agreement pursuant to this Section 10.01(d) will not be available to SPAC if it breaches any of its obligations under Section 8.02;

(e) by SPAC, if the Company has breached any of its representations or warranties or failed to perform any of its covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 9.02(a) or Section 9.02(b) to be satisfied and (B) is not capable of being cured or, if capable of being cured, is not cured the Company before the earlier of (I) the third Business Day immediately prior to the Termination Date and (II) the 30th day following receipt of written notice from SPAC of such breach or failure to perform; provided, that SPAC shall not have the right to terminate this Agreement pursuant to this Section 10.01(e) if any SPAC Party is then in material breach of any representations, warranties, covenants or other agreements contained in this Agreement that would result in the failure of a condition set forth in Section 9.03(a) or Section 9.03(c) to be satisfied;

(f) by the Company at any time prior to the Closing upon five business days’ written notice to the SPAC that a Company Board Recommendation Withdrawal has occurred;

(g) by either SPAC or the Company if the condition set forth in Section 9.01(f) is not satisfied or capable of being satisfied; or

(h) by the Company, if any SPAC Party has breached any of its respective representations or warranties or failed to perform any of its respective covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 9.03(a) or Section 9.03(c) to be satisfied and (B) is not capable of being cured or, if capable of being cured, is not cured by the SPAC Party or SPAC Parties, as applicable, before the earlier of (I) the third Business Day immediately prior to the Termination Date and (II) the 30th day following receipt of written notice from the Company of such breach or failure to perform; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 10.01(h) if it is then in material breach of any representations, warranties, covenants or other agreements contained in this Agreement that would result in the failure of a condition set forth in Section 9.02(a) or Section 9.02(b) to be satisfied.

Section 10.02 Effect of Termination. Except as otherwise set forth in this Section 10.02 if this Agreement terminates pursuant to Section 10.01, this Agreement shall forthwith become void and have no effect, without any liability on the part of any Party or its respective Affiliates, officers, directors, employees or stockholders, other than liability of any Party for any fraud or any willful and material breach of this Agreement by such Party occurring prior to such termination. The provisions of Section 6.03 (No Claim Against the Trust Account), Section 8.05 (Confidentiality; Publicity), this Section 10.02 (Effect of Termination), Section 10.03 (Reimbursement of Expenses), and Article XI (Miscellaneous) (collectively, the “Surviving Provisions”) and the Confidentiality Agreement, and any other Section or Article of this Agreement referenced in the Surviving Provisions which are required to survive in order to give appropriate effect to the Surviving Provisions, shall in each case survive any termination of this Agreement.

Section 10.03 Reimbursement of Expenses. If this Agreement is terminated pursuant to Sections 10.01(a) through 10.01(d) or Section 10.01(h), SPAC shall promptly (and in no event more than five Business Days thereafter) reimburse the Company for the Termination Expenses.

ARTICLE XI

MISCELLANEOUS

Section 11.01 Waiver. At any time and from time to time prior to the Second Effective Time, SPAC and the Company may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other Party, as applicable, (b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto, and (c) subject to the requirements of applicable Law, waive compliance by the other Party with any of the agreements or conditions contained herein applicable to such Party (it being understood that the SPAC Parties shall be deemed a single Party for purposes of this Section 11.01). Any agreement on the part of SPAC or the Company to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such Party. Any delay in exercising any right pursuant to this Agreement will not constitute a waiver of such right.

Section 11.02 Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

(a) If to any SPAC Party prior to the Closing, or to SPAC after the Second Effective Time:

DTRT Health Acquisition Corp.

1415 West 22nd Street, Tower Floor

Oak Brook, IL 60523

Attention: Mark Heaney

Telephone: (917) 742-1904

E-mail: msheaney1@gmail.com

with copies (which shall not constitute notice) to:

Winston & Strawn LLP

200 Park Avenue

New York, NY 10166

Attention: Dom DeChiara

Kyle Gann

Ben Liss

Facsimile: 212-294-4700

Email: ddechiara@winston.com

kgann@winston.com

bliss@winston.com

(b) If the Company prior to the Closing, or to the Surviving Entity after the Second Effective Time, to:

Consumer Direct Holdings, Inc.

100 Consumer Direct Way

Missoula, MT 59808

Attn: Bruce A. Kramer

E-mail: brucek@consumerdirectcare.com

with a copy (which shall not constitute notice) to:

Holland & Hart LLP

555 17th Street, Suite 3200

Denver, CO 80202

Attn: Amy Bowler

Paige Coriden

E-mail: ALBowler@hollandhart.com

PMCoriden@hollandhart.com

or to such other address or addresses as the Parties may from time to time designate in writing. Without limiting the foregoing, any Party may give any notice, request, instruction, demand, document or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, ordinary mail or electronic mail), but no such notice, request, instruction, demand, document or other communication shall be deemed to have been duly given unless and until it actually is received by the Party for whom it is intended.

Section 11.03 Assignment. No Party shall assign this Agreement or any part hereof without the prior written consent of the other Parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 11.03 shall be null and void, ab initio.

Section 11.04 Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any right or remedies under or by reason of this Agreement; provided, however, that notwithstanding the foregoing (a) if the Closing occurs, the present and former officers and directors of the Company and SPAC (and their successors, heirs and Representatives) are intended third-party beneficiaries of, and may enforce, Section 7.01, (b) the past, present and future directors, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and Representatives of the Parties, and any Affiliate of any of the foregoing (and their successors, heirs and Representatives), are intended third-party beneficiaries of, and may enforce, Section 11.14, and (c) Deutsche Bank Securities Inc. is an intended third-party beneficiary of Articles IV and V and Sections 7.15, 8.02(a)(i), 8.02(b), 8.08(e) and 9.01(h).

Section 11.05 Expenses. Except as otherwise provided herein (including Section 3.04), each Party shall bear its own expenses incurred in connection with this Agreement and the Transactions whether or not such transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants. For the avoidance of doubt, SPAC shall pay all costs and expenses associated with obtaining the Extension(s).

Section 11.06 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the Transactions, shall be governed by, and construed in accordance with, the internal substantive Laws of the State of Delaware applicable to contracts entered into and to be performed solely within such state, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

Section 11.07 Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may be executed by facsimile or electronic (.pdf) signature and a facsimile or electronic (.pdf) signature shall constitute an original for all purposes.

Section 11.08 Schedules and Exhibits. The Schedules and Exhibits referenced herein are a part of this Agreement as if fully set forth herein. All references herein to Schedules and Exhibits shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a Party in the Schedules with reference to any section or schedule of this Agreement shall be deemed to be a disclosure with respect to all other sections or schedules to which such disclosure may apply solely to the extent the relevance of such disclosure is reasonably apparent on the face of the disclosure in such Schedule. Certain information set forth in the Schedules is included solely for informational purposes. The disclosure of any information shall not be deemed to constitute an acknowledgement that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

Section 11.09 Entire Agreement. This Agreement (together with the Schedules and Exhibits to this Agreement), the Transaction Agreements (together with the Schedules and Exhibits thereto) and the Amended and Restated Mutual Non-Disclosure Agreement, dated as of December 3, 2021, by and between the Company and SPAC (as amended, modified or supplemented from time to time, the “Confidentiality Agreement”), constitute the entire agreement among the Parties relating to the Transactions and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Subsidiaries relating to the Transactions. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the Transactions exist between the Parties except as expressly set forth or referenced in this Agreement and the Confidentiality Agreement.

Section 11.10 Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by each of the Company and SPAC in the same manner as this Agreement and which makes reference to this Agreement. The approval of this Agreement by the stockholders of any of the Parties shall not restrict the ability of the board of directors or managers (or other body performing similar functions) of any of the Parties to terminate this Agreement in accordance with Section 10.01 or to cause such Party to enter into an amendment to this Agreement pursuant to this Section 11.10.

Section 11.11 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

Section 11.12 Jurisdiction; WAIVER OF TRIAL BY JURY. Any Action based upon, arising out of or related to this Agreement or the Transactions may be brought in federal and state courts located in the State of Delaware, and each of the Parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the Transactions in any other court. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 11.12. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS.

Section 11.13 Enforcement. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur if the Parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (a) SPAC and the Company shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof and thereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 10.01, this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific enforcement is an integral part of the Transactions and without that right, none of the Parties would have entered into this Agreement. Each Party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The Parties acknowledge and agree that neither of SPAC nor the Company, in seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 11.13, shall be required to provide any bond or other security in connection with any such injunction.

Section 11.14 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the entities that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. Except to the extent a Party (and then only to the extent of the specific obligations undertaken by such Party in this Agreement), (a) no past, present or future director, officer, employee, sponsor, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any Party and (b) no past, present or future director, officer, employee, sponsor, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the SPAC Parties or Company under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the Transactions.

Section 11.15 Nonsurvival of Representations, Warranties and Covenants; Limitation on Liability. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and shall terminate and expire upon the occurrence of the Second Effective Time (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms apply in whole or in part at or after the Closing and then only with respect to any breaches occurring at or after the Closing and (b) this Article XI. Except with respect to the payments contemplated by Section 10.03, in no event shall SPAC and its Affiliates, on the one hand, or the Company and its Affiliates, on the other hand, be liable hereunder for any losses, claims, damages or liabilities whatsoever, whether before or after Closing or in connection with the termination of this Agreement, in an aggregate amount that exceeds $11 million (which amount, for avoidance of doubt, does not include any Termination Expenses payable under Section 10.03).

Section 11.16 Acknowledgements. Each of the Parties acknowledges and agrees (on its own behalf and on behalf of its respective Affiliates and its and their respective Representatives) that (a) it has conducted its own independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of the other Parties (and their respective Subsidiaries) and has been afforded satisfactory access to the books and records, facilities and personnel of the other Parties (and their respective Subsidiaries) for purposes of conducting such investigation; (b) the representations and warranties in Article IV constitute the sole and exclusive representations and warranties of the Company in connection with the Transactions; (c) the representations and warranties in Article V constitute the sole and exclusive representations and warranties of the SPAC Parties; (d) except for the representations and warranties in Article IV by the Company and the representations and warranties in Article V by the SPAC Parties, none of the Parties or any other Person makes, or has made, any other express or implied representation or warranty with respect to any Party (or any Party’s Subsidiaries), including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the such Party or its Subsidiaries or the Transactions, and all other representations and warranties of any kind or nature, expressed or implied (including (i) regarding the completeness or accuracy of, or any omission to state or to disclose, any information, including in the estimates, projections or forecasts or any other information, document or material provided to or made available to any Party or their respective Affiliates or Representatives in certain “data rooms,” management presentations or in any other form in expectation of the Transactions, including meetings, calls or correspondence with management of any Party (or any Party’s Subsidiaries), and (ii) any relating to the future or historical business, condition (financial or otherwise), results of operations, prospects, assets or liabilities of any Party (or its Subsidiaries), or the quality, quantity or condition of any Party’s or its Subsidiaries’ assets), are specifically disclaimed by all Parties and their respective Subsidiaries and all other Persons (including the Representatives and Affiliates of any Party or its Subsidiaries); and (e) each Party and its respective Affiliates are not relying on any representations and warranties in connection with the Transactions except the representations and warranties in Article IV by the Company and the representations and warranties in Article V by the SPAC Parties. The foregoing does not limit any rights of any Party pursuant to any other Transaction Agreement against any other Party pursuant to such Transaction Agreement to which it is a party or an express third-party beneficiary thereof. Nothing in this Section 11.16 shall relieve any Party of liability in the case of fraud committed by such Party.

[Signature pages follow.]

The Parties have hereunto caused this Agreement and Plan of Merger to be duly executed as of the date hereof.

DTRT HEALTH ACQUISITION CORP.

By:	/s/ Mark Heaney
Name: Mark Heaney
Title: Executive Chairman and Chief Executive Officer

GRIZZLY NEW PUBCO, INC.

By:	/s/ Mark Heaney
Name: Mark Heaney
Title: President and Secretary

GRIZZLY MERGER SUB, INC.

By:	/s/ Mark Heaney
Name: Mark Heaney
Title: President and Secretary

Signature Page to Agreement and Plan of Merger

CONSUMER DIRECT HOLDINGS, INC.

By:	/s/ Ben Bledsoe
Name: Ben Bledsoe
Title: Chief Executive Officer

Signature Page to Agreement and Plan of Merger

PRE-CLOSING HOLDER REPRESENTATIVE

/s/ Bruce A. Kramer
Bruce A. Kramer

Signature Page to Agreement and Plan of Merger

Exhibit A

Form of Sponsor Agreement

[See attached.]

Exhibit A to Agreement and Plan of Merger

Exhibit B

Form of Lockup Agreement

[See attached.]

Exhibit B to Agreement and Plan of Merger

Exhibit C

New Pubco Charter

[See attached.]

Exhibit C to Agreement and Plan of Merger

Exhibit D

New Pubco Bylaws

[See attached.]

Exhibit D to Agreement and Plan of Merger

Exhibit E

Form of Registration Rights Agreement

[See attached.]

Exhibit E to Agreement and Plan of Merger

Exhibit F

Form of Stockholder’s Agreement

[See attached.]

Exhibit G to Agreement and Plan of Merger

Exhibit G

Form of First Certificate of Merger

[See attached.]

Exhibit H to Agreement and Plan of Merger

Exhibit H

Form of Second Certificate of Merger

[See attached.]

Exhibit I to Agreement and Plan of Merger

Exhibit I

Incentive Equity Plan

[See attached.]

Exhibit J to Agreement and Plan of Merger

Exhibit J

ESPP

[See attached.]

Exhibit K to Agreement and Plan of Merger

Exhibit 10.1

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [_], is made and entered into by and among Grizzly New Pubco, Inc., a Delaware corporation (the “Company”), DTRT Health Acquisition Corp., a Delaware corporation (“SPAC”), DTRT Health Sponsor LLC, a Delaware limited liability company (the “Sponsor”), the members of the Sponsor identified on the signature pages hereto, and the shareholders of Consumer Direct Holdings, Inc., a Montana corporation (“CDH”), identified on the signature page hereto under “Holders” (each such party, together with the Sponsor and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, a “Holder” and collectively the “Holders”).

RECITALS

WHEREAS, SPAC and the Sponsor entered into that certain Securities Subscription Agreement, dated as of May 12, 2021, pursuant to which the Sponsor purchased an aggregate of 5,750,000 shares (the “Founder Shares”) of SPAC’s Class B common stock, par value $0.0001 per share;

WHEREAS, SPAC and the Sponsor entered into that certain Private Placement Warrants Purchase Agreement, dated as of September 1, 2021, pursuant to which the Sponsor purchased 11,200,000 private placement warrants (the “Warrants”), with each Warrant being exercisable for one share of SPAC’s Class A common stock at an exercise price of $11.50 per share;

WHEREAS, on September 1, 2021, SPAC and the Sponsor entered into that certain Registration Rights Agreement (the “Existing Registration Rights Agreement”), pursuant to which SPAC granted the Sponsor certain registration rights with respect to certain securities of the Company;

WHEREAS, on September 28, 2022, CDH, the Company, SPAC, and Grizzly Merger Sub, Inc., a Delaware corporation and direct, wholly-owned subsidiary of the Company (“Merger Sub”) entered into that certain Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which the parties to the Merger Agreement will undertake the transactions described therein (the “Business Combination”);

WHEREAS, prior to the consummation of the Business Combination the shareholders of CDH shall contribute all of the issued and outstanding shares of Company Common Stock (as defined in the Merger Agreement) to a newly forward Delaware corporation (“Newco”), in exchange for shares of Newco Common Stock (as defined in the Merger Agreement);

WHEREAS, in connection with the consummation of the Business Combination (i) Merger Sub will merge with and into SPAC, with SPAC continuing as the Surviving Corporation (as defined in the Merger Agreement) and a direct, wholly-owned subsidiary of New Pubco, (ii) Newco will merge with and into New Pubco, with New Pubco continuing as the Surviving Entity (as defined in the Merger Agreement) and (iii) CDH shall become a wholly-owned subsidiary of New Pubco;

WHEREAS, after the closing of the Business Combination, the Holders will own shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), and the Warrants will become warrants of the Company, each such Warrant entitling the holder to purchase one share of Common Stock at an exercise price of $11.50 per share; and

WHEREAS, the Company, SPAC and the Sponsor desire to terminate the Existing Registration Rights Agreement and enter into this Agreement with the Holders, pursuant to which the Company shall grant the Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Agreement” shall have the meaning given in the Preamble.

“Block Trade” shall have the meaning given in subsection 2.3.1.

“Board” shall mean the Board of Directors of the Company.

“Business Combination” shall have the meaning given in the Recitals hereto.

“Commission” shall mean the Securities and Exchange Commission.

“Common Stock” shall have the meaning given in the Recitals hereto.

“Company” shall have the meaning given in the Preamble.

“Demanding Holder” shall mean, where applicable (i) the Sponsor or a single assignee of the Sponsor (the “Sponsor Assignee”) designated by the Sponsor in connection with the dissolution and winding-up of the Sponsor, or (ii) a Holder or group of Holders that together elects to dispose of Registrable Securities having at least 50% of the Registrable Securities then outstanding, other than the aggregate Registrable Securities held by the Sponsor or its Permitted Transferees (as defined in that certain Lockup Agreement, dated an even date herewith, by and among SPAC, Sponsor and the shareholders of CDH), at the time of the Underwritten Demand, under a Registration Statement pursuant to an Underwritten Offering.

“Effectiveness Period” shall have the meaning given in subsection 3.1.1.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

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“Existing Registration Rights Agreement” shall have the meaning given in the Recitals hereto.

“Financial Counterparty” shall have meaning given in subsection 2.3.1.

“Form S-1” shall have the meaning given in subsection 2.1.1(a).

“Form S-3” shall have the meaning given in subsection 2.1.1(b).

“Founder Shares” shall have the meaning given in the Recitals hereto.

“Holder Indemnified Persons” shall have the meaning given in subsection 4.1.1.

“Holders” shall have the meaning given in the Preamble.

“Maximum Number of Securities” shall have the meaning given in subsection 2.1.4.

“Merger Agreement” shall have the meaning given in the Recitals hereto.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or necessary to make the statements therein not misleading, or an untrue statement of a material fact or an omission to state a material fact necessary to make the statements in a Prospectus, in the light of the circumstances under which they were made, not misleading.

“Other Coordinated Offering” shall have the meaning given in subsection 2.3.1.

“Piggyback Registration” shall have the meaning given in subsection 2.2.1.

“Pro Rata” shall have the meaning given in subsection 2.1.4.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) the shares of Common Stock issued or issuable upon the conversion of the Founder Shares, (b) the Warrants (including any shares of Common Stock issued or issuable upon the exercise of the Warrants), (c) any outstanding shares of Common Stock or any other equity security (including the shares of Common Stock issued or issuable upon the exercise of any other equity security) of the Company held by a Holder, and (d) any other equity security of the Company issued or issuable with respect to any such shares of Common Stock by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (B) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer

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shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities may be sold without registration pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) (but with no volume limitations); or (E) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement being declared by, or becoming effective pursuant to the rules promulgated by, the Commission.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, Block Trade or Other Coordinated Offering, including, without limitation, the following:

(a) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc. and any securities exchange on which the Common Stock is then listed);

(b) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(c) printing, messenger, telephone and delivery expenses;

(d) reasonable fees and disbursements of counsel for the Company;

(e) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

(f) reasonable fees and expenses of one (1) legal counsel selected by (i) the majority-in-interest of Registrable Securities held by the Demanding Holders, initiating an Underwritten Demand to be registered for offer and sale in the applicable Underwritten Offering or (ii) the Sponsor in the event the Demanding Holding is the Sponsor; provided, in each case, that such fees and expenses do not exceed $100,000.

“Registration Statement” shall mean any registration statement under the Securities Act that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holder” shall have the meaning given in subsection 2.1.1.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf Registration” shall have the meaning given in subsection 2.1.1(b).

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“Sponsor” shall have the meaning given in the Preamble hereto.

“Suspension Event” shall have the meaning given in Section 3.4.

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Demand” shall have the meaning given in subsection 2.1.3.

“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Warrants” shall have the meaning given in the Recitals hereto.

ARTICLE II

REGISTRATIONS

Section 2.1 Registration.

2.1.1 Shelf Registration. (a) The Company agrees that, within thirty (30) days after the consummation of the Business Combination, the Company will file with the Commission (at the Company’s sole cost and expense) a Registration Statement registering the resale of all Registrable Securities permitted to be registered for resale from time to time pursuant to Rule 415(a)(1)(i) on a Registration Statement on Form S-1 or any similar long-form registration statement that may be available at such time (“Form S-1”). The Company shall use its reasonable best efforts to cause such Registration Statement to become effective as soon as reasonably practicable after the initial filing of the Registration Statement in accordance with Section 3.1 of this Agreement.

(b) The Company agrees that, as soon as reasonably practicable after the Company is eligible to register Registrable Securities on Form S-3 or any similar short-form registration statement that may be available at such time (“Form S-3”) (but in any event not less than thirty (30) days thereafter), the Company will file with the Commission (at the Company’s sole cost and expense) a Registration Statement registering the resale of all Registrable Securities (the “Shelf Registration”) and shall not be required to maintain the Form S-1 registration filed pursuant to subsection 2.1.1(a) following the effectiveness of such Shelf Registration. The Company shall use its reasonable best efforts to cause such Registration Statement to become effective as soon as reasonably practicable after the initial filing of the Registration Statement in accordance with Section 3.1 of this Agreement.

2.1.2 Effective Registration. Notwithstanding the provisions of subsection 2.1.1 of this Agreement or any other part of this Agreement, a Registration pursuant to a Shelf Registration shall not count as a Registration unless and until the Registration Statement filed with the Commission with respect to a Registration pursuant to a Shelf Registration has been declared effective by, or become effective pursuant to rules promulgated by, the Commission. Subject to the limitations contained in this Agreement, the Company shall effect any Shelf Registration on such appropriate registration form of the Commission (x) as shall be selected by the Company and (y) as shall permit the resale of the applicable Registrable Securities by the Holders.

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2.1.3 Underwritten Offering. Subject to the provisions of subsection 2.1.4 and Section 2.3 of this Agreement, at any time after the three hundred seventy-fifth (375th) day following consummation of the Business Combination (or such earlier time in the event that the demand is with respect to greater than 65% of the Registrable Securities and the Company has obtained the prior written consent of the Sponsor), any Demanding Holder may make a written demand to the Company for an Underwritten Offering pursuant to a Registration Statement filed with the Commission in accordance with subsection 2.1.1 of this Agreement or a new Registration Statement if such Demanding Holders’ Registrable Securities are not then registered by a Registration Statement filed with the Commission in accordance with subsection 2.1.1 or permitted to be offered in an Underwritten Offering pursuant to a Registration Statement filed with the Commission in accordance with subsection 2.1.1 (an “Underwritten Demand”). The Company shall, within ten (10) days of the Company’s receipt of the Underwritten Demand, notify, in writing, all other Holders of such demand, and each Holder who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in such Underwritten Offering pursuant to an Underwritten Demand (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Underwritten Offering, a “Requesting Holder”) shall so notify the Company, in writing, within two (2) business days (one (1) business day if such offering is an overnight or bought Underwritten Offering) after the receipt by the Holder of the notice from the Company. Upon receipt by the Company of any such written notification from a Requesting Holder(s), such Requesting Holder(s) shall be entitled to have their Registrable Securities included in the Underwritten Offering pursuant to an Underwritten Demand. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.1.3 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Demanding Holders initiating the Underwritten Offering. Notwithstanding the foregoing, (x) for all Demanding Holders other than the Sponsor, the Company is not obligated to effect more than an aggregate of three (3) Underwritten Offerings in total, and no more than two (2) Underwritten Offerings within any twelve (12)-month period pursuant to this subsection 2.1.3 or within six (6) months after the closing of an Underwritten Offering and (y) for a Demanding Holder who is the Sponsor, the Company shall only be obligated to effect one (1) Underwritten Offering. Notwithstanding the foregoing, the Company is not required to effect an Underwritten Demand hereunder unless the aggregate net proceeds (net of underwriting fees and commissions) to the Holders from the sale of the Registrable Securities included in such request are reasonably expected to exceed $25,000,000 or such request includes all Registrable Securities owned by the Requesting Holders at such time.

2.1.4 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Offering pursuant to an Underwritten Demand, in good faith, advises the Company, the Demanding Holders and the Requesting Holders (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other Common Stock or other equity securities that the Company desires to sell and the Common Stock, if any, as to which an Underwritten Offering has been requested pursuant to separate written contractual piggy-back registration rights held by any other stockholders who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering

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without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders have requested be included in such Underwritten Registration (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), Common Stock or other equity securities of the Company that the Company desires to sell and that can be sold without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), Common Stock or other equity securities of the Company held by other persons or entities that the Company is obligated to include pursuant to separate written contractual arrangements with such persons or entities and that can be sold without exceeding the Maximum Number of Securities.

2.1.5 Registration Withdrawal. The Demanding Holders initiating an Underwritten Offering pursuant to subsection 2.1.3 of this Agreement shall have the right to withdraw from such Underwritten Offering for any or no reason whatsoever upon written notification to the Company of their intention to withdraw from such Underwritten Offering prior to the launch of such Underwritten Offering or, if applicable, the effectiveness of the Registration Statement filed with the Commission with respect to the Underwritten Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with an Underwritten Demand prior to its withdrawal under this subsection 2.1.5.

Section 2.2 Piggyback Registration.

2.2.1 Piggyback Rights. If the Company proposes to (a) file a Registration Statement under the Securities Act with respect to an offering of equity securities of the Company, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities of the Company, for its own account or for the account of stockholders of the Company (or by the Company and the stockholders of the Company including, without limitation, pursuant to Section 2.1 hereof), other than a Registration Statement (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Company’s existing stockholders, (iii) for an offering of debt that is convertible into equity securities of the Company or (iv) for a dividend reinvestment plan, or (b) consummate an Underwritten Offering for its own account or for the account of stockholders of the Company, then the Company shall give written notice of such proposed action to all of the Holders of Registrable Securities as soon as practicable (but in the case of filing a Registration Statement, not less than ten (10) days before the anticipated filing date of such Registration Statement), which notice shall (x) describe the amount and type of securities to be included, the intended method(s) of distribution and the name of the proposed managing Underwriter or Underwriters, if any, and (y) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within five (5) business days in the

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case of filing a Registration Statement and two (2) business days in the case of an Underwritten Offering (unless such offering is an overnight or bought Underwritten Offering, then one (1) business day), in each case after receipt of such written notice (such Registration, a “Piggyback Registration”). The Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use its reasonable best efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.2.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company included in such Piggyback Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to include Registrable Securities in an Underwritten Offering under this subsection 2.2.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company.

2.2.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of the equity securities of the Company that the Company desires to sell, taken together with (a) the shares of equity securities of the Company, if any, as to which Registration or Underwritten Offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (b) the Registrable Securities as to which Registration or Underwritten Offering has been requested pursuant to Section 2.2 hereof, and (c) the shares of equity securities of the Company, if any, as to which Registration or Underwritten Offering has been requested pursuant to separate written contractual piggy-back registration rights of other stockholders of the Company, exceeds the Maximum Number of Securities, then:

(a) If the Registration or Underwritten Offering is undertaken for the Company’s account, the Company shall include in any such Registration or Underwritten Offering (A) first, the Common Stock or other equity securities of the Company that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Common Stock or other equity securities of the Company, if any, as to which Registration or Underwritten Offering has been requested pursuant to written contractual piggy-back registration rights of other stockholders of the Company, which can be sold without exceeding the Maximum Number of Securities; or

(b) If the Registration or Underwritten Offering is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration or Underwritten Offering (A) first, the Common Stock or other equity securities of the Company, if any, of such requesting persons or entities and the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 of this Agreement, Pro Rata based on the respective number of Registrable

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Securities, Common Stock or other equity securities that each requesting persons, entities and Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities, Common Stock or other equity securities that such persons, entities and Holders have requested be included in such Underwritten Offering; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), Common Stock or other equity securities of the Company that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), Common Stock or other equity securities of the Company for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.

2.2.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to, as applicable, the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or the launch of the Underwritten Offering with respect to such Piggyback Registration. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons or entities pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement or abandon an Underwritten Offering in connection with a Piggyback Registration at any time prior to the launch of such Underwritten Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.2.3.

2.2.4 Unlimited Piggyback Registration Rights. For purposes of clarity, any Registration or Underwritten Offering effected pursuant to Section 2.2 of this Agreement shall not be counted as an Underwritten Offering pursuant to an Underwritten Demand effected under Section 2.1 of this Agreement.

Section 2.3 Block Trades; Other Coordinated Offerings.

2.3.1 Block Trade and Other Coordinated Offering Rights. Notwithstanding any other provision of this Article II, but subject to Section 3.4, at any time and from time to time when an effective Registration Statement pursuant to Section 2.1 or subsequent Shelf Registration Statement is on file with the Commission, but no more than twice in any twelve (12)-month period, if a Demanding Holder wishes to engage in (a) an underwritten registered offering not involving a “roadshow,” an offer commonly known as a “block trade” (a “Block Trade”) or (b) an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal, (an “Other Coordinated Offering”), in each case, (x) with a total offering price reasonably expected to exceed, in the aggregate, $10 million or (y) for all remaining Registrable Securities held by the Demanding Holder, then such Demanding Holder shall notify the Company of the Block Trade or Other Coordinated Offering at least ten (10) days prior to the day such offering is to commence and the Company shall as expeditiously as possible use its

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reasonable best efforts to facilitate such Block Trade or Other Coordinated Offering; provided that the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with the Company and any Underwriters or brokers, sales agents or placement agents (each, a “Financial Counterparty”) prior to making such request in order to facilitate preparation of the prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering.

2.3.2 Block Trade or Other Coordinated Offering Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in interest of the Demanding Holders initiating such Block Trade or Other Coordinated Offering shall have the right to withdraw from such Block Trade or Other Coordinated Offering for any or no reason whatsoever upon written notification to the Company, the Underwriter or Underwriters (if any) and Financial Counterparty (if any). Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this subsection 2.3.2.

2.3.3 Piggyback Registration. Notwithstanding anything to the contrary in this Agreement, Section 2.2 shall not apply to a Block Trade or Other Coordinated Offering initiated by a Demanding Holder pursuant to Section 2.3 of this Agreement.

2.3.4 Underwriters and Financial Counterparty. The Demanding Holder in a Block Trade or Other Coordinated Offering shall have the right to select the Underwriters and Financial Counterparty (if any) for such Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks).

Section 2.4 Restrictions on Registration Rights. If (a) the Holders have requested an Underwritten Offering pursuant to an Underwritten Demand and the Company and the Holders are unable to obtain the commitment of underwriters to firmly underwrite the offer; or (b) the Holders have requested an Underwritten Offering pursuant to an Underwritten Demand and in the good faith judgment of the Board that such Underwritten Offering would be materially detrimental to the Company and the Board concludes as a result that it is essential to defer the filing of such Registration Statement or the undertaking of such Underwritten Offering at such time, then in each case the Company shall furnish to such Holders a certificate signed by the Chairman of the Board stating that in the good faith judgment of the Board it would be materially detrimental to the Company for such Registration Statement to be filed or to undertake such Underwritten Offering in the near future and that it is therefore essential to defer the filing of such Registration Statement or undertaking of such Underwritten Offering. In such event, the Company shall have the right to defer such filing or offering for a period of not more than thirty (30) days; provided, however, that the Company shall not defer its obligation in this manner more than once in any twelve (12)-month period.

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ARTICLE III

COMPANY PROCEDURES

Section 3.1 General Procedures. The Company shall use its reasonable best efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible and to the extent applicable:

3.1.1 prepare and file with the Commission, within the time frame required by subsection 2.1.1, a Registration Statement with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become effective and remain effective, including filing a replacement Registration Statement, if necessary, until all Registrable Securities covered by such Registration Statement have been sold or are no longer outstanding (such period, the “Effectiveness Period”);

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by the Demanding Holders or any Underwriter or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus or are no longer outstanding;

3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration or Underwritten Offering, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus) and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders; provided, that the Company will not have any obligation to provide any document pursuant to this clause that is available on the Commission’s EDGAR system;

3.1.4 prior to any Registration of Registrable Securities, use its reasonable best efforts to (a) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and (b) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

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3.1.5 cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8 during the Effectiveness Period, furnish a conformed copy of each filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus or any document that is to be incorporated by reference into such Registration Statement or Prospectus, promptly after such filing of such documents with the Commission to each seller of such Registrable Securities or its counsel; provided, that the Company will not have any obligation to provide any document pursuant to this clause that is available on the Commission’s EDGAR system;

3.1.9 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act;

3.1.10 subject to the provisions of this Agreement, notify the Holders of the happening of any event as a result of which a Misstatement exists, and then to correct such Misstatement as set forth in Section 3.4 of this Agreement;

3.1.11 permit a representative of the Holders (such representative to be selected by a majority of the participating Holders), the Underwriters, if any, and any attorney or accountant retained by such Holders or Underwriter to review and comment on, at each such person’s own expense, the Registration Statement or the Prospectus, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representatives or Underwriters enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.12 obtain a comfort letter from the Company’s independent registered public accountants in the event of an Underwritten Offering, in customary form and covering such matters of the type customarily covered by comfort letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

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3.1.13 on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to such placement agent, sales agent or Underwriter;

3.1.14 in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;

3.1.15 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);

3.1.16 use its reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in any Underwritten Offering; and

3.1.17 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with such Registration.

Section 3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental fees and selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, placement agent fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

Section 3.3 Requirements for Participation in Underwritten Offerings. No person may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (i) agrees to sell such person’s securities on the basis provided in any underwriting arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.

Section 3.4 Suspension of Sales. Notwithstanding anything to the contrary in this Agreement, the Company shall be entitled to (a) delay or postpone the (i) initial effectiveness of any Registration Statement or (ii) launch of any Underwritten Offering, in each case, filed or requested pursuant to this Agreement, and (b) from time to time to require the Holders not to sell under any Registration Statement or Prospectus or to suspend the effectiveness thereof, if the negotiation or consummation of a transaction by the Company or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event, the Board reasonably believes, upon the advice of legal counsel, would require additional disclosure by the Company in the

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applicable Registration Statement or Prospectus of material information that the Company has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement or Prospectus would be expected, in the reasonable determination of the Board, upon the advice of legal counsel, to cause the Registration Statement or Prospectus to fail to comply with applicable disclosure requirements (each such circumstance, a “Suspension Event”); provided, however, that the Company may not delay or suspend a Registration Statement, Prospectus or Underwritten Offering on more than two occasions, for more than ninety (90) consecutive calendar days, or more than one hundred twenty (120) total calendar days, in each case during any twelve-month period. Upon receipt of any written notice from the Company of a Suspension Event while a Registration Statement filed pursuant to this Agreement is effective or if as a result of a Suspension Event a Misstatement exists, each Holder agrees that (i) it will immediately discontinue offers and sales of Registrable Securities under each Registration Statement filed pursuant to this Agreement until the Holder receives copies of a supplemental or amended Prospectus (which the Company agrees to promptly prepare) that corrects the relevant misstatements or omissions and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Company that it may resume such offers and sales and (ii) it will maintain the confidentiality of information included in such written notice delivered by the Company unless otherwise required by law or subpoena. If so directed by the Company, the Holders will deliver to the Company or, in Holders’ sole discretion destroy, all copies of each Prospectus covering Registrable Securities in Holders’ possession; provided, however, that this obligation to deliver or destroy shall not apply (A) to the extent the Holders are required to retain a copy of such Prospectus (x) to comply with applicable legal, regulatory, self-regulatory or professional requirements or (y) in accordance with a bona fide pre-existing document retention policy or (B) to copies stored electronically on archival servers as a result of automatic data back-up.

Section 3.5 Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Section 13(a) or 15(d) of the Exchange Act. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Registrable Securities held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission), including providing any legal opinions, until such time as such Holder is eligible to sell such securities under Rule 144 without limitation.

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

Section 4.1 Indemnification.

4.1.1 The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers and directors and each person who controls such Holder (within the meaning of the Securities Act) (collectively, the “Holder Indemnified Persons”) against all losses, claims, damages, liabilities and expenses (including reasonable attorneys’ fees

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and inclusive of all reasonable attorneys’ fees arising out of the enforcement of each such persons’ rights under this Section 4.1) resulting from any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by or on behalf of such Holder Indemnified Person specifically for use therein.

4.1.2 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall, severally and not jointly, indemnify the Company, its directors and officers and agents and each person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including reasonable attorneys’ fees and inclusive of all reasonable attorneys’ fees arising out of the enforcement of each such persons’ rights under this Section 4.1) resulting from any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, but only to the extent that the same are made in reliance on and in conformity with information relating to the Holder so furnished in writing to the Company by or on behalf of such Holder specifically for use therein. In no event shall the liability of any selling Holder hereunder be greater in amount than the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement giving rise to such indemnification obligation.

4.1.3 Any person entitled to indemnification herein shall (a) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (b) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim or there may be reasonable defenses available to the indemnified party that are different from or additional to those available to the indemnifying party, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

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4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities.

4.1.5 If the indemnification provided under Section 4.1 of this Agreement is held by a court of competent jurisdiction to be unavailable to an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall to the extent permitted by law contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by a court of law by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such indemnifying party or such indemnified party and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 of this Agreement, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE V

MISCELLANEOUS

Section 5.1 Notices. Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, electronic mail, telecopy, telegram or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail, telecopy, telegram or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the

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Company, to: 1415 West 22nd Street, Tower Floor, Oak Brook, IL 60523, Email: benb@consumerdirectcare.com, Attention: Chief Executive Officer, and, if to any Holder, at such Holder’s address or contact information as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.

Section 5.2 Assignment; No Third Party Beneficiaries.

5.2.1 Except as described in Section 5.2.4 below, this Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by any party hereto in whole or in part.

5.2.2 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors.

5.2.3 This Agreement shall not confer any rights or benefits of any persons that are not parties hereto or do not hereafter become a party to this Agreement pursuant to Section 5.2.2 or Section 5.2.4 of this Agreement.

5.2.4 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (a) written notice provided in accordance with Section 5.1 of this Agreement and (b) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement substantially in the form of Exhibit A hereto). Notwithstanding the foregoing, the rights afforded to a Demanding Holder may not be assigned other than to a single assignee of such Demanding Holder in connection with the dissolution or winding up of such Demanding Holder. Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

Section 5.3 Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

Section 5.4 Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF DELAWARE AS APPLIED TO AGREEMENTS AMONG DELAWARE RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN DELAWARE, WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION.

Section 5.5 Amendments and Modifications. Upon the written consent of the Company and the Holders of at least a majority in interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof

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that adversely affects one Holder, solely in his, her or its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

Section 5.6 Other Registration Rights. The Company represents and warrants that no person, other than (a) a Holder of Registrable Securities and (b) the holders of the Company’s warrants pursuant to that certain Warrant Agreement, dated as of September 1, 2021, by and between the Company and Continental Stock Transfer & Trust Company, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration filed by the Company for the sale of securities for its own account or for the account of any other person. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

Section 5.7 Term. This Agreement shall terminate upon the earlier of (a) the tenth (10th) anniversary of the date of this Agreement and (b) with respect to any Holder, the date as of which such Holder ceases to hold any Registrable Securities. The provisions of Article V shall survive any termination.

[Signature Page Follows]

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

GRIZZLY NEW PUBCO, INC., a Delaware corporation

By:
Name: [_]
Title: [_]

DTRT HEALTH ACQUISITION CORP., a Delaware corporation

By:
Name: [_] Title: [_]

DTRT HEALTH SPONSOR LLC, a Delaware limited liability company

By:
Name: [_]
Title: [_]

Signature Page to

Registration Rights Agreement

HOLDERS:

William F. Woody

Greer C. Woody

Bruce A. Kramer

Signature Page to

Registration Rights Agreement

Exhibit A

FORM OF JOINDER TO REGISTRATION RIGHTS AGREEMENT

[______], 20__

Reference is made to the Registration Rights Agreement, dated as of [•], by and among Grizzly New Pubco, Inc., a Delaware corporation (the “Company”), DTRT Health Acquisition Corp., a Delaware corporation (“SPAC”), DTRT Health Sponsor LLC, a Delaware limited liability company (the “Sponsor”), the members of the Sponsor identified on the signature pages thereto, and the shareholders of Consumer Direct Holdings, Inc., a Montana corporation (“CDH”), identified on the signature page thereto (as amended from time to time, the “Registration Rights Agreement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Registration Rights Agreement.

The Company and the undersigned holder of the equity interests of the Company (each, a “New Stockholder Party”) agrees that this Joinder to the Registration Rights Agreement (this “Joinder”) is being executed and delivered for good and valuable consideration.

The undersigned New Stockholder Party hereby agrees to and does become party to the Registration Rights Agreement as a Stockholder Party. This Joinder shall serve as a counterpart signature page to the Registration Rights Agreement and by executing below each undersigned New Stockholder Party is deemed to have executed the Registration Rights Agreement with the same force and effect as if originally named a party thereto.

This Joinder may be executed in multiple counterparts, including by means of facsimile or electronic signature, each of which shall be deemed an original, but all of which together shall constitute the same instrument.

[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, the undersigned have duly executed this Joinder as of the date first set forth above.

[NEW STOCKHOLDER PARTY]

By:
Name:
Title

GRIZZLY NEW PUBCO, INC.

By:
Name:
Title:

Exhibit 10.2

SPONSOR AGREEMENT

THIS SPONSOR AGREEMENT (this “Agreement”), dated as of September 28, 2022, is made by and among DTRT Health Sponsor LLC, a Delaware limited liability company (“Sponsor”), DTRT Health Acquisition Corp., a Delaware corporation (“SPAC”), Grizzly New Pubco, Inc., a Delaware corporation and direct, wholly-owned subsidiary of SPAC (“Pubco”), and Consumer Direct Holdings, Inc., a Montana corporation (the “Company”). Sponsor, SPAC and the Company shall be referred to herein from time to time collectively as the “Parties.” Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

RECITALS

WHEREAS, concurrently with the execution and delivery of this Agreement, SPAC, Pubco, Grizzly Merger Sub, Inc., a Delaware corporation and direct, wholly-owned subsidiary of Pubco, and the Company, are entering into an Agreement and Plan of Merger (as amended, modified, supplemented or waived from time to time, the “Merger Agreement”), a copy of which has been made available to Sponsor;

WHEREAS, as of the date hereof, Sponsor is a holder of record and the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of 5,750,000 shares of SPAC Class B Common Stock and 11,200,000 SPAC Warrants, all of which are SPAC Private Placement Warrants;

WHEREAS, the Merger Agreement contemplates that the Parties will enter into this Agreement concurrently therewith, pursuant to which, among other things, Sponsor will agree to (a) vote in favor of approval of the Merger Agreement and the transactions contemplated thereby and (b) waive any adjustment to the conversion ratio set forth in the SPAC Organizational Documents with respect to the SPAC Class B Common Stock related to the issuance of New Pubco Common Stock; and

WHEREAS, as a condition to Pubco’s, SPAC’s and the Company’s willingness to enter into the Merger Agreement, and as an inducement and in consideration for Pubco, SPAC and the Company to enter into the Merger Agreement, the Sponsor has agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1. Binding Effect of Merger Agreement. Sponsor hereby acknowledges that it has read the Merger Agreement and this Agreement and has had the opportunity to consult with its tax and legal advisors. Sponsor agrees not to, directly or indirectly, take any action that would violate Section 8.03(b) (Exclusivity) of the Merger Agreement as if Sponsor was deemed an original signatory to the Merger Agreement with respect to such provisions. Sponsor agrees not to, directly or indirectly, take any action that would violate Section 8.05(b) (Confidentiality; Publicity) of the Merger Agreement as if Sponsor was deemed an original signatory to the Merger Agreement with respect to such provisions. Notwithstanding anything in this Agreement to the contrary, (a) Sponsor makes no agreement or understanding herein in any capacity other than in Sponsor’s capacity as a stockholder of the SPAC, and (b) nothing herein will be construed to limit or affect any action or inaction by a designee of Sponsor serving as a member of the board of directors of the SPAC or Pubco acting in such person’s capacity as a director, officer, employee or fiduciary of the SPAC or Pubco.

2. Registration Rights Agreement. At the Closing, Sponsor shall deliver to the Company a duly executed copy of the Registration Rights Agreement.

3. Agreement to Vote. Sponsor hereby irrevocably and unconditionally agrees that from the date hereof until the earlier of (a) the Closing, and (b) the valid termination of the Merger Agreement in accordance with Article X thereof or the termination of this Agreement, (i) to vote (or cause to be voted) or execute and deliver a written consent (or cause a written consent to be executed and delivered) at any meeting of the stockholders of SPAC, however called, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the stockholders of SPAC is sought (and appear at any such meeting, in person or by proxy, or otherwise cause all of such holder’s Subject SPAC Equity Securities to be counted as present thereat for purposes of establishing a quorum), all of Sponsor’s SPAC Common Stock and SPAC Warrants (together with any other Equity Securities of SPAC that Sponsor holds of record or beneficially as of the date of this Agreement or acquires record or beneficial ownership of after the date hereof, collectively, the “Subject SPAC Equity Securities”), regardless of whether or not the Mergers or any other transaction contemplated by the Merger Agreement or any the following actions is recommended by the SPAC Board, (A) in favor of the SPAC Stockholder Matters (including, for the avoidance of doubt, any proposal to adjourn or postpone the applicable stockholder meeting to a later date if there are not sufficient votes for the approval of the SPAC Stockholder Matters) and any other matters necessary or reasonably requested by the Company for the consummation of the Mergers and the other transactions contemplated by the Merger Agreement, (B) against any merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by SPAC (other than the Merger Agreement and the Transactions) or any Alternate Business Combination Proposal or any proposal relating to an Alternate Business Combination Proposal, (C) against any proposal in opposition to the approval of the Merger Agreement or in competition with or inconsistent with the Merger Agreement or the Transactions, (D) against any change in the business of SPAC or the SPAC Board (other than in connection with the SPAC Stockholder Matters), and (E) against any proposal, action or agreement that would (1) impede, frustrate, prevent or nullify any provision of this Agreement, the Merger Agreement or the Transactions, (2) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Pubco or any SPAC Party under the Merger Agreement, (3) result in any of the conditions set forth in Article IX of the Merger Agreement not being fulfilled or (4) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, SPAC, (ii) not to redeem, elect to redeem or tender or submit any of its Subject SPAC Equity Securities for redemption in connection with the Merger Agreement or the Transactions, (iii) not to commit or agree to take any action inconsistent with the foregoing, (iv) to comply with, and fully perform all of its obligations, covenants and agreements set forth in, that certain Letter Agreement, dated as of September 1, 2021, by and among SPAC, its officers, its directors and Sponsor (the “Voting Letter Agreement”), including the obligations of Sponsor pursuant to Section 2 therein not to redeem any shares of SPAC Common Stock owned by Sponsor in connection with the Transactions, (v) not to modify or

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amend any Contract between or among Sponsor and any Affiliate of Sponsor (other than SPAC or any of its Subsidiaries), on the one hand, and SPAC or any of SPAC’s Subsidiaries, on the other hand, related to the Transactions, including, for the avoidance of doubt, the Voting Letter Agreement, or as contemplated by the Merger Agreement, (vi) to comply with the transfer restrictions set forth in the Voting Letter Agreement irrespective of any release or waiver thereof, as if such transfer restrictions remain in effect until the valid termination of the Merger Agreement in accordance with Article X thereof or the termination of this Agreement (regardless of any earlier termination of such transfer restrictions set forth in the Voting Letter Agreement), and (vii) if SPAC seeks to consummate an Alternate Business Combination Proposal by engaging in a tender offer, not to sell or tender any Subject SPAC Equity Securities in connection therewith.

4. No Transfer. Sponsor agrees that it shall not, directly or indirectly, during the period commencing on the date hereof and ending on the earlier of (x) the termination of the Merger Agreement in accordance with its terms or (y) the approval of the SPAC Stockholder Matters at the Special Meeting, (i) sell, assign, transfer (including by operation of Law), gift, pledge, dispose of or otherwise encumber any of the Subject SPAC Equity Securities or otherwise agree to do any of the foregoing, (ii) deposit any Subject SPAC Equity Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, or (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of Law) or other disposition of any Subject SPAC Equity Securities. Notwithstanding the foregoing, the Sponsor may transfer the Subject SPAC Equity Securities (a) to the SPAC’s officers or directors, any Affiliate or immediate family member of any of the SPAC’s officers or directors, any Affiliate of the Sponsor or to any members of the Sponsor or any of their Affiliates; (b) in the case of an individual, by gift to an immediate family member or to a trust, the beneficiary of which is such individual’s immediate family member, an Affiliate of such individual or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; or (e) by private sales or transfers made in connection with any backstop arrangements, non-redemption agreements, or other financing arrangements made with the primary intent to help satisfy the conditions set for in Article IX of the Merger Agreement; provided that in the case of clauses (a) through (e), these permitted transferees must enter into a written agreement with SPAC and the Company agreeing to be bound by the terms of this Agreement applicable to Sponsor.

5. Adjustments. In the event of any stock split, stock dividend or distribution, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of SPAC affecting Sponsor’s Subject SPAC Equity Securities, the terms of this Agreement shall apply to the resulting securities to the same extent as if such securities constituted the Subject SPAC Equity Securities owned by Sponsor as of the date hereof.

6. Waiver of Anti-dilution Protection. Sponsor hereby irrevocably and unconditionally (a) waives and agrees not to exercise any rights of appraisal or rights to dissent from the Transactions that Sponsor may have with respect to the Subject SPAC Equity Securities, subject to and conditioned upon, the occurrence of the Closing, to the fullest extent permitted by Law and the SPAC Organizational Documents and (b) agrees not to assert or perfect any rights to adjustment or other anti-dilution protections with respect to the rate that the SPAC Class B Common Stock held by it converts into SPAC Class A Common Stock pursuant to Section 4.3(b) of SPAC’s Amended and Restated Certificate of Incorporation or any other adjustment or anti-dilution protections that arise in connection with the issuance of SPAC Class A Common Stock.

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7. Representations and Warranties. Sponsor represents and warrants to SPAC and the Company as follows:

(a) Sponsor is duly organized and is validly existing as a limited liability company in good standing under the Laws of Delaware and has the requisite limited liability company power and authority to own, operate and lease its properties, rights and assets and to conduct its business as it is now being conducted. Sponsor is, and at all times has been, in compliance in all material respects with all its Organizational Documents. Any failure by Sponsor to be duly licensed or qualified or in good standing as a foreign corporation in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not reasonably be expected to materially impair Sponsor’s ability to perform its obligations hereunder.

(b) Sponsor has all requisite limited liability company power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the manager of Sponsor and no other corporate or equivalent proceeding on the part of Sponsor is necessary to authorize this Agreement or Sponsor’s performance hereunder. This Agreement has been duly and validly executed and delivered by Sponsor and, assuming due authorization and execution by each other party hereto, this Agreement constitutes a legal, valid and binding obligation of Sponsor enforceable against Sponsor in accordance with its terms, subject to the Enforceability Exceptions.

(c) Sponsor is the record and beneficial owner (as defined in the Securities Act) of, and has good and marketable title to, all of Sponsor’s shares of SPAC Common Stock and all of Sponsor’s SPAC Warrants, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such shares of SPAC Common Stock or SPAC Warrants (other than transfer restrictions under the Securities Act)) affecting any such shares of SPAC Common Stock or SPAC Warrants, other than Liens pursuant to (i) this Agreement, (ii) the SPAC Organizational Documents, (iii) the Merger Agreement, (iv) the Voting Letter Agreement or (v) any applicable securities Laws. As of the date hereof, the Sponsor is the holder of record and the beneficial owner of 5,750,000 shares of SPAC Class B Common Stock and 11,200,000 SPAC Warrants, all of which are SPAC Private Placement Warrants, and such shares of SPAC Common Stock and SPAC Warrants are the only equity securities in SPAC owned of record or beneficially by Sponsor on the date of this Agreement. Other than the SPAC Warrants, Sponsor does not hold or own any rights to acquire (directly or indirectly) any equity securities of SPAC or any equity securities convertible into, or which can be exchanged for, equity securities of SPAC.

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(d) Sponsor has full voting power with respect to all of the Subject SPAC Equity Securities and full power to agree to all of the matters set forth in this Agreement, in each case with respect to all Subject SPAC Equity Securities. None of the Subject SPAC Equity Securities are subject to any stockholders’ agreement, proxy, voting trust or other agreement, arrangement or restriction of any kind or nature with respect to the voting of the Subject SPAC Equity Securities, except for the SPAC Organizational Documents and the Voting Letter Agreement.

(e) The execution, delivery and performance by Sponsor of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) contravene or conflict with the Organizational Documents of Sponsor, (b) contravene or conflict with or constitute a violation of any provision of any Law or Governmental Order binding on or applicable to Sponsor or any of its properties or assets, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Contract to which Sponsor is a party or by which any of its assets or properties may be bound or affected, or (d) result in the creation or imposition of any Lien upon any asset, property or Equity Security of Sponsor, including the Subject SPAC Equity Securities, except in the case of each of clauses (b) through (d) as would not reasonably be expected to materially impair Sponsor’s ability to perform its obligations hereunder.

(f) There are no Actions pending against Sponsor or, to Sponsor’s knowledge, threatened against Sponsor or any of its properties, rights or assets which in any manner challenges or seeks to prevent, enjoin or materially delay or impair the performance by Sponsor of its obligations under this Agreement.

(g) Except as described on Schedule 5.08 to the Merger Agreement, no broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage fee, finders’ fee, underwriting fee, deferred underwriting fee, commission or other similar payment in connection with the Transactions based upon arrangements made by Sponsor, for which SPAC, Pubco or DTRT Merger Sub may become liable.

(h) Except as set forth in the SPAC’s final prospectus, dated as of September 1, 2021 and filed with the SEC (File No. 333-258742) on September 3, 2021 and subsequently filed Schedule 13Gs, neither Sponsor nor, to the knowledge of Sponsor, any Person in which Sponsor has a direct or indirect legal, contractual or beneficial ownership of 5% or greater is party to, or has any rights with respect to or arising from, any Contract with SPAC or its Subsidiaries.

(i) Sponsor understands and acknowledges that each of SPAC and the Company is entering into the Merger Agreement in reliance upon Sponsor’s execution, delivery and performance of this Agreement.

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8. Indemnification.

(a) For a period of six (6) years after the Closing Date, Pubco will indemnify, exonerate and hold harmless the Sponsor and its officers, directors, managers, members, employees, in each case solely in the event such Person(s) and either SPAC or one or more of SPAC’s directors and officers are named, and continuously maintained, as defendants in a Third Party Claim (as defined below) (the “Sponsor Indemnified Parties”) from and against all actions, causes of action, suits, claims, liabilities, losses, damages and costs and out-of-pocket expenses in connection therewith (“Indemnified Liabilities”) incurred by the Sponsor Indemnified Parties, on or after the date of this Agreement, arising out of any third party action, cause of action, suit, litigation, investigation, inquiry, arbitration or claim relating to the transactions contemplated by the Merger Agreement which names a Sponsor Indemnified Party as a defendant (or co-defendant) arising from the Sponsor’s control of or ability to influence the business decisions of Pubco (including, but not limited to, the ability to appoint or nominate directors of Pubco) (a “Third Party Claim”); provided, that the foregoing shall not apply to (i) any Indemnified Liabilities to the extent arising out of any breach by the Sponsor of this Agreement or any other agreement between the Sponsor, on the one hand, and Pubco or any of its Subsidiaries, on the other hand, (ii) the willful misconduct, gross negligence or fraud of such Sponsor Indemnified Party or (iii) actions (or omissions) that cannot be indemnified if taken (or omitted) by a director of Pubco in accordance with Pubco’s charter documents or applicable law.

(b) Promptly after a Sponsor Indemnified Party believes that it has a claim for any Indemnified Liabilities, such Sponsor Indemnified Party shall notify Pubco and specify in such notice, in reasonable detail, the nature of the claim and an estimated computation of Indemnified Liabilities, as well as other material documents in possession of such Sponsor Indemnified Party with respect to such claim, provided, that any failure or delay by such Sponsor Indemnified Party to notify Pubco shall not relieve Pubco from its obligations hereunder (except to the extent that Pubco has been actually and materially prejudiced by such failure to promptly notify). Pubco shall have full control of the defense of any claim with respect to the Indemnified Liabilities, including any compromise or settlement thereof, unless in such Sponsor Indemnified Party’s reasonable judgment a conflict of interest between such Sponsor Indemnified Party and Pubco may exist with respect to such claim or there may be reasonable defenses available to the Sponsor Indemnified Party that are different from or additional to those available to Pubco (in which case, Pubco shall permit such Sponsor Indemnified Party to assume the control of the defense of any such claim and to employ separate counsel to represent it in any such claim) ; provided, that Pubco shall not consent to the entry of any order or enter into any settlement agreement without the prior written consent of such Sponsor Indemnified Party; provided, further, that such consent shall not be required if such order or settlement agreement contains a full and final release by the third party asserting the claim to such Sponsor Indemnified Party, and such order or settlement agreement does not contain any criminal liability or admission of guilt or impose any other non-monetary injunctive or equitable relief against such Sponsor Indemnified Party. Such Sponsor Indemnified Party shall cooperate in the defense or prosecution of such claim, including by retaining and providing to Pubco all records and information which are reasonably relevant to such claim, making employees available to provide additional information and explanation of any materials provided hereunder and executing any documents necessary in connection with any settlement or order entered into in compliance with this Section 8(b).

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(c) The Sponsor Indemnified Party shall have the right to employ separate counsel to represent it in any such claim with respect to Indemnified Liabilities and to participate in the defense thereof, and the fees and expenses of any such separate counsel shall be at the expense of the Sponsor Indemnified Party, unless such Sponsor Indemnified Party assumes the control of the defense of any such claims as permitted by Section 8(b), in which case Pubco will pay the fees and expenses of such separate counsel.

(d) The Sponsor Indemnified Party shall use its commercially reasonable efforts to assist Pubco in seeking insurance recoveries first in respect of any Indemnified Liabilities.

9. Termination. This Agreement shall automatically terminate, without any notice or other action by any Party, and be void ab initio upon the earlier of (a) the Second Effective Time and (b) the valid termination of the Merger Agreement in accordance with its terms. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties shall have any further obligations or liabilities under, or with respect to, this Agreement except as provided in the next sentence. Notwithstanding the foregoing or anything to the contrary in this Agreement, (i) the termination of this Agreement shall not affect any liability on the part of any Party for fraud, (ii) Sections 8 and 10 shall each survive the termination of this Agreement, and (iii) Sections 11 through 26 shall each survive the termination of this Agreement solely to the extent related to any surviving sections.

10. Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary, (a) Sponsor makes no agreement or understanding herein in any capacity other than in Sponsor’s capacity as a record holder and beneficial owner of the Subject SPAC Equity Securities and (b) nothing herein will be construed to limit or affect any action or inaction expressly permitted under the Merger Agreement by any representative of Sponsor in such representative’s capacity as a member of the board of directors (or other similar governing body) of any SPAC Party or as an officer, employee or fiduciary of any SPAC Party or an Affiliate of SPAC, in each case, acting in such person’s capacity as a director, officer, employee or fiduciary of such SPAC Party.

11. Further Assurances. From time to time, at the Company’s request and without further consideration, each Party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or reasonably requested to effect the actions and consummate the transactions contemplated by this Agreement.

12. No Legal Action. Sponsor shall not, and shall cause its Affiliates not to and shall direct its Representatives not to, bring, commence, institute, maintain, or prosecute any claim, appeal or proceeding which (a) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement, or (b) alleges that the execution and delivery of this Agreement by Sponsor breaches any duty that Sponsor has (or may be alleged to have) to SPAC or to the other stockholders of SPAC; provided that the foregoing shall not limit or restrict in any manner the rights of SPAC under the Merger Agreement or of Sponsor to enforce the terms of this Agreement.

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13. Waiver. Any provision of this Agreement may be waived if the waiver is set forth in an instrument in writing signed by the Party against whom the waiver is to be effective. Any delay in exercising any right pursuant to this Agreement will not constitute a waiver of such right.

14. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day); provided that the notice or other communication is sent to the address or email address set forth in Section 11.02 of the Merger Agreement, and, if to a Sponsor, to Sponsor’s address or email address set forth on a signature page hereto, or to such other address or email address as a Party may hereafter specify for the purpose by notice to each other party hereto.

15. Assignment. No Party shall assign this Agreement or any part hereof without the prior written consent of the other Parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 15 shall be null and void, ab initio.

16. Post-Closing Directors. Sponsor acknowledges that, pursuant to the terms of the Merger Agreement, the Pre-Closing Holders, on the one hand, and Sponsor, on the other hand, each nominated certain individuals to serve on the New Pubco Board and agrees that it shall not take any action intended to remove or cause the removal of the individual(s) nominated by the Pre-Closing Holders during such the initial term of individual(s) as a director, unless such removal is approved by the Sponsor.

17. Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any right or remedies under or by reason of this Agreement. The Parties expressly agree that the Pre-Closing Holders are intended third party beneficiaries of Section 16.

18. Expenses. All fees and expenses incurred by a Party in connection herewith shall be paid by such Party, whether or not the Mergers are consummated, except as expressly provided otherwise herein or in the Merger Agreement.

19. Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement, shall be governed by, and construed in accordance with, the internal substantive Laws of the State of Delaware applicable to contracts entered into and to be performed solely within such state, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

20. Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

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21. Entire Agreement. This Agreement constitutes the entire agreement among the Parties relating to the subject matter hereof and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Subsidiaries relating to the subject matter hereof. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the subject matter hereof exist between the Parties except as expressly set forth or referenced in this Agreement.

22. Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by each of the Parties in the same manner as this Agreement and which makes reference to this Agreement.

23. Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

24. Jurisdiction; WAIVER OF TRIAL BY JURY. Any Action based upon, arising out of or related to this Agreement may be brought in federal and state courts located in the State of Delaware, and each of the Parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement in any other court. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 24. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT.

25. Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement may only be brought against, the entities that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. Except to the extent a Party (and then only to the extent of the specific obligations undertaken by such Party in this Agreement), (a) no past, present or future director, officer, employee, sponsor, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any Party and (b) no past, present or future director, officer, employee, sponsor, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing, shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations under this Agreement of or for any claim based on, arising out of, or related to this Agreement.

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26. Enforcement of the Agreement. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur if the Parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (a) SPAC and the Company shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof and thereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 9, this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific enforcement is an integral part of the Transactions and the transactions contemplated by this Agreement and without that right, none of the Parties would have entered into this Agreement. Each Party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The Parties acknowledge and agree that neither of SPAC nor the Company, in seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 26, shall be required to provide any bond or other security in connection with any such injunction.

[Signature Pages Follow]

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IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

DTRT HEALTH SPONSOR LLC

By:	/s/ Mark Heaney
	Name:	Mark Heaney
	Title:	Manager

DTRT HEALTH ACQUISITION CORP.

By:	/s/ Mark Heaney
	Name:	Mark Heaney
	Title:	Executive Chairman and Chief Executive Officer

GRIZZLY NEW PUBCO, INC.

By:	/s/ Mark Heaney
	Name:	Mark Heaney
	Title:	President and Secretary

Signature Page to Sponsor Agreement

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

CONSUMER DIRECT HOLDINGS, INC.

By:	/s/ Ben Bledsoe
	Name:	Ben Bledsoe
	Title:	Chief Executive Officer

Signature Page to Sponsor Agreement

Exhibit 10.3

STOCKHOLDER’S AGREEMENT

THIS STOCKHOLDER’S AGREEMENT (this “Agreement”) is made as of September 28, 2022, by and between Grizzly New Pubco, Inc., a Delaware corporation (“New Pubco”), and [_] (“CDH Party”). Capitalized terms not expressly defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, reference herein is made to that certain Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among New Pubco, DTRT Health Acquisition Corp., a Delaware corporation (“SPAC”), Grizzly Merger Sub, Inc., a Delaware corporation and direct, wholly-owned subsidiary of New Pubco (“Merger Sub”), and Consumer Direct Holdings, Inc., a Montana corporation (the “Company”);

WHEREAS, subject to the terms and conditions of the Merger Agreement and consummation of the Transactions, as of the Closing Date the Company will become a direct, wholly-owned subsidiary of New Pubco and CDH Party will be issued shares of common stock of New Pubco;

WHEREAS, CDH Party acknowledges and agrees that (i) this Agreement is being entered into as part of the consummation of the Merger Agreement and the Transactions, (ii) the covenants and agreements set forth in this Agreement are a material inducement to, and a condition precedent of, New Pubco, SPAC and Merger Sub entering into the Merger Agreement and consummating the Transactions, (iii) CDH Party will receive substantial direct and indirect benefits by the consummation of the Transactions, and (iv) New Pubco, SPAC and Merger Sub and their respective Affiliates would not obtain the benefit of the bargain set forth in the Merger Agreement as specifically negotiated by the parties thereto if CDH Party breached the provisions of this Agreement;

WHEREAS, as a condition to the consummation of the Transactions, CDH Party has agreed to enter into this Agreement;

WHEREAS, CDH Party further acknowledges and agrees that, as of the date of the Transactions, it directly or indirectly owns an equity interest in the Company and the following covenants and obligations placed upon it are necessary and appropriate to protect the value of the goodwill, confidential and proprietary information, and trade secrets of the Company; and

WHEREAS, New Pubco benefits from the protection of the goodwill, confidential and proprietary information, and trade secrets of the Company, which after the Closing, will be a wholly owned subsidiary of New Pubco.

NOW THEREFORE, in consideration of the foregoing premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is agreed:

1. Definitions. The terms defined in this Section 1 shall, for all purposes of this Agreement, have the respective meanings set forth below:

(a) “Affiliates” means, with respect to any Person, any Person controlling, controlled by or under common control with such Person; provided that the spouse, siblings, parents and children of a CDH Party shall not be considered Affiliates of such CDH Party except for purposes of Section 3(c).

(b) “Competing Business” means any business that is, as of the Closing Date, (i) competitive with the business operated by the Company or any of its Subsidiaries within the Territory, or (ii) demonstrably anticipated to be operated by the Company or any of its Subsidiaries within the Territory within twelve (12) months of the Closing Date.

(c) “Confidential Information” means all information of the Company or its Subsidiaries of a confidential or proprietary nature (whether or not specifically labeled or identified as “confidential”), in any form or medium, that relates to the business, financial condition, services, products, or research or development of the Company or its Subsidiaries, or any of their respective suppliers, customers, independent contractors, or other business relations. Confidential Information includes, but is not limited to, the following: (i) internal business and financial information (including information relating to strategic and staffing plans and practices, business, finances, training, marketing, promotional and sales plans, strategies, and practices, cost, rate and pricing structures, and accounting and business methods); (ii) identities of, individual requirements of, specific contractual arrangements with, and information about, the Company’s or its Subsidiaries’ respective suppliers, customers, independent contractors, or other business relations, and their confidential information; and (iii) trade secrets, know-how, compilations of data and analyses, techniques, systems, research, records, reports, manuals, documentation, models, data and data bases relating thereto, and any other information from which any of the foregoing may be reasonably derived. Notwithstanding the foregoing, Confidential Information shall not include information that (A) is or becomes generally known or available to the public through no unauthorized action or omission, including a breach of any confidentiality obligations, or any other action or omission outside of the ordinary course of business at or prior to the time of disclosure, (B) becomes known to CDH Party after the Closing Date without any restriction on disclosure, which, to CDH Party’s actual knowledge, has not been disclosed to CDH Party in violation of any Contract, or (C) is required to be disclosed by any Law provided CDH Party has compiled with Section 2 prior to disclosing such information.

(d) “Restricted Period” means a period commencing on the Closing Date and continuing for five (5) years thereafter.

(e) “Representatives” means a Party’s Affiliates, attorneys, accountants, financial advisors or other representatives.

(f) “Territory” means any state that the Company or any of its Subsidiaries operates or is demonstrably considering operating in as of the Closing Date.

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2. Confidentiality. From and after the date hereof, CDH Party shall, and shall cause its Representatives to, keep confidential and not use or disclose any Confidential Information. CDH Party further agrees to take all appropriate steps (and to cause each of its Representatives to take all appropriate steps) to safeguard such Confidential Information and to protect it against disclosure, misuse, espionage, loss and theft. If CDH Party is requested or required (by oral questions, interrogatories, requests for information or documents in legal, administrative, arbitration or other formal proceedings, subpoena, civil investigative demand or other similar process) to disclose any such Confidential Information, CDH Party shall promptly notify New Pubco of any such request or requirement so that New Pubco may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Section 2. If, in the absence of a protective order or other remedy or the receipt of a waiver by New Pubco, CDH Party is required to disclose such information, CDH Party, without liability hereunder, may disclose that portion of such information that he believes in good faith he is legally required to disclose. CDH Party may only disclose such Confidential Information to those of his Representatives who (A) need to know such information, and (B) either agree to maintain the confidentiality of such information pursuant to the terms of this Section 2 or are subject to obligations of confidentiality by law or professional code of conduct. CDH Party shall be liable to New Pubco for the breach of this Section 2 by any of his Representatives. Notwithstanding the foregoing, (A) CDH Party may use and disclose Confidential Information (i) in the ordinary course of business in connection with CDH Party’s role as an employee and/or director of the Company and its Subsidiaries and (ii) as reasonably necessary in connection with the Transactions; and (B) it is understood that CDH Party is free to use information that is generally known in the Company’s trade or industry, which is not gained as result of a breach of this Section 2.

3. Restrictive Covenants.

(a) During the Restricted Period, CDH Party agrees that it shall not, and shall cause its Affiliates not to, directly or indirectly, whether as principal, partner, officer, director, employee, consultant, manager, member, or stockholder, own, manage, operate, participate in, provide any financing to, consult with, render services for, control, acquire, or otherwise engage in or assist any other Person with engaging in, any business that engages in a Competing Business within the Territory; provided, that nothing herein shall prohibit CDH Party from (i) being a passive owner of not more than two percent (2%) of the outstanding stock of any class of a corporation which is publicly traded so long as CDH Party has no active participation in the business of such corporation, (ii) owning New Pubco’s capital stock, (iii) being a principal, partner, officer, director, employee, consultant, or manager of New Pubco, the Company, or any of their Subsidiaries.

(b) During the Restricted Period, CDH Party agrees that it shall not, and shall cause its Affiliates not to, directly or indirectly (i) solicit, induce or attempt to induce any employee or individual retained as an independent contractor of the Company or any of its Subsidiaries to leave the employ of the Company or any of its Subsidiaries, or in any way interfere with the relationship between the Company or any of its Subsidiaries and any employee or independent contractor thereof, (ii) hire any person who was an employee of the Company or any of its Subsidiaries at any time during the preceding six (6)-month period, or (iii) call on, solicit, or service any customer, supplier, or other business relation of the Company or any of its Subsidiaries (including any Person that was a customer,

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supplier, or other potential business relation of the Company or its Subsidiaries with respect to the business at any time during the twelve (12)-month period immediately prior to the Closing), to induce or attempt to induce such Person to cease doing business with the Company or any of its Subsidiaries, or in any way adversely interfere with the relationship between any such customer, supplier or business relation and the Company, or any of its Subsidiaries (including making any negative statements or communications about the Company, New Pubco, or any of their Subsidiaries).

(c) From and after the date hereof, CDH Party agrees that it shall not, and shall cause its Affiliates not to, knowingly make, publish or communicate to any Person any oral or written statement that disparages or places the Company, any of its Subsidiaries, SPAC, or New Pubco, or any of their respective officers, directors, members, managers, employees, stockholders, or agents, in respect thereof in a false or negative light, except (i) in connection with a legal proceeding in which the Company, CDH Party or such Affiliate, officer, director or equityholder is under oath or responding to a subpoena or is otherwise required by Law to cooperate with a Governmental Authority, and (ii) in responding publicly to incorrect, disparaging or derogatory public statements to the extent reasonably necessary to correct or refute such public statement.

(d) CDH Party acknowledges and agrees that (i) the Company prior to and following the Closing competes with other similar businesses that are or could be located within the Territory; (ii) SPAC and New Pubco have required that CDH Party make the covenants set forth in Section 3 of this Agreement as a condition to consummation of the Transactions; (iii) the provisions of Section 3 of this Agreement are reasonable and necessary to protect and preserve New Pubco’s and the Company’s interests in and operation of the Company’s business (including but not limited to the goodwill of the Company’s business) from and after the Closing; (d) CDH Party will receive substantial Merger Consideration in the Transactions; (e) New Pubco, SPAC, and the Company would be irreparably damaged if CDH Party were to breach the covenants set forth in Section 3 of this Agreement; and (f) the provisions of Section 3 of this Agreement do not prevent or preclude CDH Party from earning a suitable livelihood.

(e) If any term or provision of this Section 3 shall be determined by any court of competent jurisdiction to be invalid, illegal, or unenforceable, in whole or in part, and such determination shall become final, such provision or portion shall be deemed to be severed or limited, but only to the extent required to render the remaining terms and provisions of this Section 3 enforceable. This Section 3 as thus amended shall be enforced so as to give effect to the intention of the parties insofar as that is possible. In addition, the parties hereby expressly acknowledge that the provisions of this Section 3 are reasonable in terms of duration, scope, and area restrictions and are necessary to protect the goodwill of New Pubco, the Company or any of their Subsidiaries’ businesses, and the substantial investment made by New Pubco and SPAC hereunder.

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4. Remedies. In the event of a breach of any covenant set forth in Sections 2 or 3 of this Agreement, New Pubco shall have the following rights and remedies, each of which rights and remedies shall be independent of the others and severally enforceable, and each of which is in addition to, and not in lieu of, any other rights and remedies available to New Pubco or any of its Affiliates at law or in equity:

(a) the right and remedy to have the provisions of Sections 2 or 3 specifically enforced by any court of competent jurisdiction, it being agreed that any breach or threatened breach of such provisions would cause irreparable injury to New Pubco or such Affiliate and that money damages would not provide an adequate remedy to New Pubco or such Affiliate; and

(b) the right and remedy to require CDH Party to account for and pay over to New Pubco or such Affiliate any profits, monies, accruals, increments or other benefits derived or received by such Person as the result of any transactions constituting a breach of the provisions of Sections 2 or 3.

5. Tolling of Restriction. If CDH Party is found to have violated any of the provisions of Section 3, CDH Party agrees that the restrictive period of each covenant so violated shall be extended by a period of time equal to the period of such violation by CDH Party. It is the intent of this paragraph that the running of the restrictive period of any covenant shall be tolled during any period of violation of such covenants so that New Pubco may obtain the full and reasonable protection for which it contracted and so that CDH Party may not profit by any breach of such covenants.

6. Representations and Warranties. CDH Party hereby represents and warrants to New Pubco, as of the date hereof and as of the Closing Date, as follows:

(a) CDH Party is the sole record owner and beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of, and has good, valid and marketable title to, or has a valid proxy to vote, the CDH Party Shares, free and clear of any Liens (other than as created by this Agreement or the Organizational Documents of the Company). Other than the shares of Company Common Stock set forth on Schedule 1 (the “CDH Party Shares”), CDH Party does not own beneficially or of record any shares of Company Common Stock (or any securities convertible into shares of Company Common Stock) or any interest therein.

(b) CDH Party, except as provided in this Agreement, (i) has full voting power, full power of disposition and full power to issue instructions with respect to the matters set forth herein, whether by ownership or by proxy, in each case, with respect to CDH Party’s shares of Company Common Stock, (ii) has not entered into any voting agreement or voting trust, and has no knowledge and is not aware of any such voting agreement or voting trust in effect with respect to any of CDH Party’s shares of Company Common Stock, that is inconsistent with CDH Party’s obligations pursuant to this Agreement, (iii) has not granted a proxy or power of attorney with respect to any of CDH Party’s shares of Company Common Stock that is inconsistent with CDH Party’s obligations pursuant to this Agreement, and has no knowledge and is not aware of any such proxy or power of attorney in effect, and (iv) has not entered into any agreement or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement, and has no knowledge and is not aware of any such agreement or undertaking.

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(c) CDH Party affirms that it has all requisite power and authority to, and has taken all action necessary in order to, execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by CDH Party and, subject to the due execution and delivery of this Agreement by New Pubco, constitutes a legally valid and binding agreement of CDH Party enforceable against CDH Party in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws or other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies).

(d) Other than the filings, notices and reports pursuant to, in compliance with or required to be made under the Exchange Act, no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations are required to be obtained by CDH Party from, or to be given by CDH Party to, or to be made by CDH Party with, any Governmental Authority in connection with the execution, delivery and performance by CDH Party of this Agreement, the consummation of the transactions contemplated hereby or the Transactions.

(e) The execution, delivery and performance of this Agreement by CDH Party does not, and the consummation of the transactions contemplated hereby and the Transactions will not, constitute or result in (i) a breach or violation of, a termination (or right of termination) of or a default under, the loss of any benefit under, the creation, modification or acceleration of any obligations under or the creation of a Lien on any of the properties, rights or assets of CDH Party pursuant to any Contract binding upon CDH Party or, assuming (solely with respect to performance of this Agreement and the transactions contemplated hereby) compliance with the matters referred to in Section 6(d), under any applicable Law to which CDH Party is subject or (ii) any change in the rights or obligations of any party under any Contract legally binding upon CDH Party, except for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair CDH Party’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby or the Transactions.

(f) There is no Action pending against CDH Party or, to the knowledge of CDH Party, threatened against CDH Party that, in any manner, questions the beneficial or record ownership of CDH Party’s shares of Company Common Stock or the validity of this Agreement, or challenges or seeks to prevent, enjoin or materially delay the performance by CDH Party of its obligations under this Agreement.

(g) Except as described on Schedule 4.21 of the Merger Agreement, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Merger Agreement based upon arrangements made by CDH Party, for which New Pubco, the Company or any of their respective Affiliates may become liable.

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(h) CDH Party understands and acknowledges that SPAC and New Pubco are entering into the Merger Agreement in reliance upon CDH Party’s execution and delivery of this Agreement and the representations, warranties, covenants and other agreements of CDH Party contained herein.

7. Waiver and Release of Claims. CDH Party covenants and agrees as follows:

(a) Effective upon and contingent on the Closing, in consideration for CDH Party’s portion of the Merger Consideration, CDH Party, on behalf of himself and his Affiliates, and each of their respective successors and assigns, hereby fully, unconditionally and irrevocably waives, releases, acquits and forever discharges the SPAC Parties and the Company, and each Subsidiary of the foregoing and their respective Representatives and equityholders, and each of their respective successors and assigns (collectively, “Released Parties”) from any claims, suits, demands, debts, accounts, covenants, contracts, arrangements, promises, obligations, damages, judgments, debts, dues, or liabilities of any kind (including claims for damages, costs, expenses, and attorneys’, brokers’ and accountants’ fees and expenses), or Actions which CDH Party has or may have against any Released Party, whether known or unknown, suspected or unsuspected, accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, and that now exist or may hereafter exist (collectively, “Claims”) solely to the extent such Claims arise or relate to CDH Party’s ownership of equity of the Company prior to Closing and the information set forth on the Allocation Schedule (collectively, the “Released Claims”); provided, that, for the avoidance of doubt, this release does not extend to, and CDH Party will not be deemed to have waived, released, acquitted or discharged, any Claim arising from or related to (A) CDH Party’s rights under the Merger Agreement (including, but not limited to, CDH Party’s right to receive its portion of the Merger Consideration) or under any other Transaction Document to which CDH Party is a party, (B) any rights of CDH Party to indemnification or exculpation as an officer, director, member, manager, employee, or agent of New Pubco, the Company or any Subsidiary of either of them, (C) salary, bonuses, or other employment benefits earned by or otherwise owed to CDH Party pursuant to a written agreement with New Pubco, the Company, or any Subsidiary of either of them or under any existing employee benefit plans of any of them, (D) any rights that cannot be waived by operation of law and (E) under any Company Related Party Contract. CDH Party shall refrain from directly or indirectly asserting any claim or commencing (or causing to be commenced) any Action of any kind against any Released Party based upon any Released Claim. The release contained herein is effective without regard to the legal nature of the claims raised and without regard to whether any such claims are based upon tort, equity, law, implied or express contract, discrimination of any sort or any other grounds. To the extent permitted by applicable Law, CDH Party expressly waives the benefit of any Law, which, if applied to the release set forth herein, would otherwise exclude from its binding effect any claim not known on the date hereof to exist.

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(b) CDH Party represents and acknowledges that: (i) he has read this release and understands its terms and has been given an opportunity to ask questions of the Released Parties’ Representatives and (ii) in signing this release he does not rely, and has not relied, on any representation or statement not set forth in this release made by any Representative of the Released Parties or anyone else with regard to the subject matter, basis or effect of this release or otherwise. CDH Party further represents and acknowledges that he may hereafter discover facts in addition to or different from those which the he now knows or believes to be true with respect to the subject matter herein, and that he may hereafter come to have a different understanding of the Law that may apply to potential claims which the undersigned is releasing hereunder, but the undersigned affirms that, except as is otherwise specifically provided above, it is his intention to fully, finally and forever settle and release any and all Released Claims. In furtherance of this intention, CDH Party acknowledges that the releases contained herein shall be and remain in effect as full and complete general releases notwithstanding the discovery or existence of any such additional facts or different understandings of Law.

(c) CDH Party hereby forever waives his dissenter, appraisal, or similar rights with respect to the Transactions under applicable Law or pursuant to any agreement between CDH Party and the Company and agrees to take all further necessary or desirable actions reasonably requested by the SPAC Parties or the Company to evidence such waiver. For the avoidance of doubt, CDH Party acknowledges and agrees that he hereby withdraws any written objections to the Transactions, if any, with respect to the Company Common Stock and forever waives any appraisal, dissenter or similar rights with respect to the Company Common Stock under Part 13 of the MBCA or any other right to object to the Merger Agreement, the Mergers, or the Transactions, whether or not CDH Party has previously made a written demand upon the Company and otherwise complied with the appraisal, dissenter or similar rights under Part 13 of the MBCA.

8. Post-Closing Directors. CDH Party acknowledges that, pursuant to the terms of the Merger Agreement, CDH Party, together with the other Pre-Closing Holders, on the one hand, and DTRT Health Sponsor LLC, a Delaware limited liability company (“Sponsor”), on the other hand, each nominated certain individuals to serve on the New Pubco Board and agrees that he shall not take any action intended to remove or cause the removal of the individual(s) nominated by Sponsor during such the initial term of individual(s) as a director, unless such removal is approved by the Sponsor.

9. Successors and Assigns; Third Party Beneficiaries; Assignment. This Agreement will be binding upon CDH Party and will inure to the benefit of New Pubco and its successors. The parties hereto expressly agree that SPAC and the Company are intended third party beneficiaries of this Agreement and Sponsor is an intended third party beneficiary of Section 8.

10. Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement, shall be governed by, and construed in accordance with, the internal substantive Laws of the State of Delaware applicable to contracts entered into and to be performed solely within such state, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

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11. Jurisdiction; WAIVER OF TRIAL BY JURY. Any action based upon, arising out of or related to this Agreement may be brought in federal and state courts located in the State of Delaware, and each of the Parties irrevocably submits to the exclusive jurisdiction of each such court in any such action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the action shall be heard and determined only in any such court, and agrees not to bring any action arising out of or relating to this Agreement in any other court. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 11. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT.

12. Severability. Whenever possible, each provision and term of this Agreement will be interpreted in a manner to be effective and valid, but if any provision or term of this Agreement is held to be prohibited or invalid, then such provision or term will be ineffective only to the extent of such prohibition or invalidity, without invalidating or affecting in any manner whatsoever the remainder of such provision or term or the remaining provisions or terms of this Agreement. If any of the covenants set forth in Section 3 of this Agreement are held to be unreasonable, arbitrary or against public policy, such covenants will be reformed to conform to the greatest restriction consistent with reasonableness and public policy, and will be considered divisible with respect to scope, time and geographic area, and in such lesser scope, time and geographic area, will be effective, binding and enforceable against CDH Party to the greatest extent permissible.

13. Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. This Agreement may be executed by facsimile or electronic (.pdf) signature and a facsimile or electronic (.pdf) signature shall constitute an original for all purposes.

14. Section Headings; Construction. The headings of sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All references to “Section” or “Sections” refer to the corresponding Section or Sections of this Agreement unless otherwise specified. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the word “including” does not limit the preceding words or terms.

15. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day); provided that, with respect to New Pubco, the notice or other communication is sent to the address or email address set forth in Section 11.02 of the Merger Agreement, and with respect to CDH Party, the notice or other communication is sent to the address on the signature page hereto, or to such other address or email address as New Pubco or CDH Party, as applicable, may hereafter specify for the purpose by notice to each other party hereto.

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16. Attorneys’ Fees; Costs. In the event of any action to enforce or interpret any provision of this Agreement, each party shall be responsible for its own attorneys’ fees and other costs and expenses.

17. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto relating to the subject matter hereof and supersedes any other agreements, whether written or oral, that may have been made or entered into by or among CDH Party and any of the Parties or any of their respective Subsidiaries relating to the subject matter hereof. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the subject matter hereof exist between the parties hereto except as expressly set forth or referenced in this Agreement.

18. Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by each of the parties hereto in the same manner as this Agreement and which makes reference to this Agreement.

19. Termination. Notwithstanding anything to the contrary contained herein, in the event that the Merger Agreement is terminated in accordance with its terms prior to the Closing, this Agreement and all rights and obligations of the parties hereunder shall automatically terminate and be of no further force or effect.

[Remainder of this page is intentionally blank. Signature page follows.]

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IN WITNESS WHEREOF, the undersigned parties have executed and delivered this Agreement as of the date first written above.

NEW PUBCO:

GRIZZLY NEW PUBCO, INC.

By:
Name:	Mark Heaney
Title:	President and Secretary

[Signature Page to Stockholder’s Agreement]

CDH PARTY

[_]

Address for notice:
[_]
[_]
[_]

[Signature Page to Stockholder’s Agreement]

Exhibit 10.4

EQUITY EXCHANGE AGREEMENT

THIS EQUITY EXCHANGE AGREEMENT, dated as of September 12, 2022 (this “Agreement”), by and among Grizzly New Pubco, Inc., a Delaware corporation and direct, wholly-owned subsidiary of SPAC (“New Pubco”), and Consumer Direct Care Washington, LLC (the “Company”), a limited liability company organized under the laws of the State of Washington, Consumer Direct Holdings, Inc., a Montana corporation (“CDH”), and the Home Care Workers Purpose Trust, a Delaware Noncharitable Purpose Trust (“HCT” and together with CDH, each a “Party” and collectively, the “Parties”).

WHEREAS, as of the date hereof, CDH owns 80% of the membership interests in the Company and HCT owns 20% of the membership interest in the Company (the “HCT Interest”);

WHEREAS, in connection with the execution and delivery of this Agreement, CDH, New Pubco, DTRT Health Acquisition Corp., a Delaware corporation (“SPAC”), and Grizzly Merger Sub, Inc., a Delaware corporation and direct, wholly-owned subsidiary of New Pubco (“Merger Sub”) intend to enter into an Agreement and Plan of Merger (as amended, modified, supplemented or waived from time to time, the “Merger Agreement”), a draft of which has been made available to each of the Parties;

WHEREAS, the pre-closing owners of CDH intend to form a Delaware corporation (“Newco”) and contribute all of the issued and outstanding shares of CDH common stock to Newco in exchange for shares of Newco common stock;

WHEREAS, in connection with the Closing (as defined in the Merger Agreement), (i) Merger Sub will merge with and into SPAC, with SPAC continuing as the Surviving Corporation (as defined in the Merger Agreement) and a direct, wholly-owned subsidiary of New Pubco, and (ii) Newco will merge with and into New Pubco, with New Pubco continuing as the Surviving Entity (as defined in the Merger Agreement) and (iii) the Company shall become an indirect wholly-owned subsidiary of New Pubco;

WHEREAS, in connection with the Closing, HCT desires to transfer the HCT Interest to New Pubco in exchange for shares of common stock, par value $0.0001 per share, of New Pubco (“New Pubco Common Stock”); and

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company, CDH and HCT are entering into a Management Agreement Regarding the Company, the form of which is attached hereto as Exhibit A (the “Management Agreement”) which the parties intend to be effective upon the Closing.

NOW, THEREFORE, in consideration of the mutual terms, conditions and other agreements set forth herein, and for other good and valuable consideration, the adequacy of which is hereby acknowledged, the Parties agree as follows:

1. Exchange; Contribution; Company Consent

a. Subject to the terms and conditions set forth herein, HCT hereby agrees to assign and transfer to New Pubco the HCT Interest and withdraw as a member of the Company, and in consideration therefore, New Pubco agrees to issue to HCT 430,000 shares of New Pubco Common Stock (the “New Pubco Shares” and such transactions, the “Exchange”).

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b. Following the Exchange and the Closing (as defined in the Merger Agreement), New Pubco shall contribute the HCT interest to CDH and CDH will be the sole member of the Company and the operating agreement of the Company will be amended and restated in the form attached to the Management Agreement (the “Operating Agreement”).

c. The Company hereby consents to the Exchange.

2. Closing; Conditions

a. The closing of the Exchange (the “Closing”) is contingent upon the substantially concurrent consummation of the transactions contemplated by the Merger Agreement (the “Transactions”) but shall be deemed to have occurred immediately prior to the First Effective Time (as defined in the Merger Agreement).

b. The obligations of the Company to consummate the transactions contemplated hereunder are subject to the satisfaction (or valid waiver by the Company in writing) of the conditions that, at each Closing (or at the Transaction Closing in the case of conditions subsequent):

i. all representations and warranties of HCT contained in this Agreement (x) shall be true and correct in all material respects when made (other than representations and warranties that are qualified as to materiality or HCT Material Adverse Effect (as defined herein), which representations and warranties shall be true and correct in all respects), and (y) shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or HCT Material Adverse Effect, which representations and warranties shall be true and correct in all respects) at and as of the Closing, and consummation of the Closing shall constitute a reaffirmation by HCT of each of the representations, warranties and agreements of such party contained in this Agreement in all material respects (other than representations and warranties that are qualified as to materiality or HCT Material Adverse Effect, which representations and warranties shall be true and correct in all respects) as of the Closing (other than those representations and warranties expressly made as of an earlier date, which shall be true and correct in all material respects as of such earlier date (other than representations and warranties that are qualified as to materiality or HCT Material Adverse Effect, which representations and warranties shall be true and correct in all respects as of such earlier date));

ii. HCT shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by it at or prior to the Closing, except where the failure of such performance, satisfaction or compliance would not or would not reasonably be expected to prevent, materially delay, or materially impair the ability of HCT to consummate the Closing;

iii. the Transactions are consummated substantially concurrently with the Closing; and

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iv. no regulatory or governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of enjoining or prohibiting the issuance of shares of New Pubco Common Stock under this Agreement, and no such regulatory or governmental authority shall have instituted or threatened in writing a proceeding, action, suit, inquiry, arbitration, investigation or litigation seeking to impose any such injunction or prohibition, and no regulatory or governmental authority shall have instituted or threatened in writing a proceeding seeking to impose any such prohibition.

c. The obligations of HCT to consummate the transactions contemplated hereunder are subject to the satisfaction (or valid waiver by HCT in writing) of the conditions that, at the Closing:

i. all representations and warranties of New Pubco contained in this Agreement (x) shall be true and correct in all material respects when made (other than representations and warranties that are qualified as to materiality or New Pubco Material Adverse Effect (as defined herein), which representations and warranties shall be true and correct in all respects), and (y) shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or New Pubco Material Adverse Effect, which representations and warranties shall be true and correct in all respects) at and as of the Closing (other than representations and warranties that are qualified as to materiality or HCT Material Adverse Effect, which representations and warranties shall be true and correct in all respects), and consummation of the Closing shall constitute a reaffirmation by New Pubco of each of the representations, warranties and agreements of New Pubco contained in this Agreement in all material respects (other than representations and warranties that are qualified as to materiality or New Pubco Material Adverse Effect, which representations and warranties shall be true and correct in all respects) as of the Closing (other than those representations and warranties expressly made as of an earlier date, which shall be true and correct in all material respects as of such earlier date (other than representations and warranties that are qualified as to materiality or New Pubco Material Adverse Effect, which representations and warranties shall be true and correct in all respects as of such earlier date));

ii. New Pubco shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by it at or prior to the Closing, except where the failure of such performance, satisfaction or compliance would not or would not reasonably be expected to prevent, materially delay, or materially impair the ability of New Pubco to consummate the Closing;

iii. (x) all conditions precedent to the consummation of the Transaction set forth in the Transaction Agreement shall have been satisfied (as determined by the parties to the Transaction Agreement) or waived by the party entitled to the benefit thereof under the Transaction Agreement (other than those conditions that may only be satisfied at the consummation of the Transaction, but subject to satisfaction (as determined by the parties to the Transaction Agreement) or waiver by such party of such conditions as of the consummation of the Transaction); and

iv. no governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary

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or permanent) which is then in effect and has the effect of enjoining or prohibiting the issuance and sale of the New Pubco Shares under this Agreement, and no Governmental Authority shall have instituted or threatened in writing a proceeding seeking to impose any such injunction or prohibition, and no governmental authority shall have instituted or threatened in writing a proceeding seeking to impose any such prohibition.

3. IRS Form W-9; Further Assurances. No later than two (2) business days prior to the Closing, upon New Pubco’s request, HCT shall provide New Pubco with a properly completed and duly executed IRS Form W-9. HCT further agrees that, in the event that (i) the information contained on such IRS Form W-9 is no longer true and correct or (ii) upon reasonable request of New Pubco, HCT will provide a new IRS Form W-9 to New Pubco. At or prior to the applicable Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties hereto mutually and reasonably may deem to be practical and necessary in order to consummate the Exchange as contemplated by this Agreement.

4. New Pubco Representations and Warranties. New Pubco represents and warrants to HCT that:

a. New Pubco has been duly incorporated, is validly existing and is in good standing under the laws of the State of Delaware, with the requisite corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Agreement.

b. As of the Closing, the New Pubco Shares will be duly authorized and, when issued and delivered to HCT against full payment therefor in accordance with the terms of this Agreement, New Pubco New Pubco Shares will be validly issued, fully paid and non-assessable, free and clear of all liens or other restrictions (other than those arising under this Agreement or applicable securities laws) and will not have been issued in violation of or subject to any preemptive or similar rights created under New Pubco ‘s Amended and Restated Certificate of Incorporation or under the laws of the State of Delaware, or any similar rights pursuant to any agreement or other instrument to which New Pubco is a party or by which it is otherwise bound.

c. This Agreement has been duly authorized, executed and delivered by New Pubco and is the valid and legally binding obligation of and enforceable against New Pubco in accordance with its terms, except as may be limited or otherwise affected by limitations on enforcement and other remedies imposed by or arising under or in connection with applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium, and other similar laws relating to or affecting creditors’ rights generally from time to time in effect or general principles of equity (including concepts of materiality, reasonableness, good faith, and fair dealing with respect to those jurisdictions that recognize such concepts) (the “Enforceability Limitations”).

d. The execution, delivery and performance of this Agreement, the issuance and sale of the New Pubco Shares and the compliance by New Pubco with all of the provisions of this Agreement and the consummation of the transactions contemplated hereby will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of New Pubco pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan or

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credit agreement, guarantee, note, bond, permit, lease, license or other agreement or instrument to which New Pubco is a party or by which New Pubco is bound or to which any of the properties or assets of New Pubco is subject, which would reasonably be expected to have a material adverse effect on the business, properties, financial condition, stockholders’ equity or results of operations of New Pubco or affect the validity of the New Pubco Shares or the legal authority or ability of New Pubco to comply in all material respects with the terms of this Agreement (a “New Pubco Material Adverse Effect”); (ii) the provisions of the organizational documents of New Pubco ; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency, taxing authority, or regulatory body, domestic or foreign, having jurisdiction over New Pubco or any of its properties that would have a New Pubco Material Adverse Effect.

e. Assuming the accuracy of the representations and warranties of the HCT set forth in this Agreement, New Pubco is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance of this Agreement (including, without limitation, the issuance of the New Pubco Shares), other than (i) filings with the Securities and Exchange Commission (the “Commission”), including with respect to obtaining the approval of the stockholders of DTRT Health Acquisition Corp., (ii) filings required by applicable state securities laws, (iii) filings required by The NASDAQ Stock Market (“NASDAQ”), including with respect to obtaining the approval of the stockholders of DTRT Health Acquisition Corp., (iv) those required to consummate the Transaction as provided under the Transaction Agreement, (v) the filing of notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, if applicable, (vi) consents, waivers, authorizations or filings that have been obtained, made or given, as applicable, on or prior to the Closing, and (vii) where the failure of which to obtain, make or give would not be reasonably likely to have a New Pubco Material Adverse Effect or have a material adverse effect on New Pubco’s ability to consummate the transactions contemplated hereby, including the issuance and sale of the New Pubco Shares.

f. New Pubco is in compliance with all applicable law, except where such non- compliance would not be reasonably likely to have a New Pubco Material Adverse Effect. New Pubco has not received any written, or to its knowledge, other communication from a governmental entity that alleges that New Pubco is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not be reasonably likely to have, individually or in the aggregate, a New Pubco Material Adverse Effect.

g. Assuming the accuracy of HCT’s representations and warranties set forth in this Agreement herein, no registration under the Securities Act is required for the offer and sale of the New Pubco Shares by New Pubco to HCT.

h. Except for such matters as have not had, individually or in the aggregate, a New Pubco Material Adverse Effect, as of the date hereof, there is no (i) action, suit, claim, inquiry, arbitration, investigation, litigation or other proceeding, in each case by or before any regulatory authority or governmental authority pending, or, to the knowledge of New Pubco, threatened against New Pubco or (ii) judgment, decree, injunction, ruling or order of any regulatory authority, governmental entity or arbitrator outstanding against New Pubco.

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i. Neither New Pubco, nor any person acting on its behalf has, directly or indirectly, made any offers or sales of any New Pubco security or solicited any offers to buy any security under circumstances that would adversely affect reliance by New Pubco on Section 4(a)(2) of the Securities Act for the exemption from registration for the transactions contemplated hereby or would require registration of the issuance of the New Pubco Shares under the Securities Act. Neither New Pubco, nor any person acting on its behalf has, directly or indirectly, conducted any general solicitation or general advertising, including methods described in Section 502(c) of Regulation D under the Securities Act, in connection with the offer or sale of any of the New Pubco Shares and neither New Pubco nor any person acting on its behalf offered any of the New Pubco Shares in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws.

5. HCT Representations and Warranties and Agreements. HCT represents and warrants to, and agrees with, New Pubco that:

a. HCT has been duly formed or incorporated and is validly existing and in good standing (other than in those jurisdictions in which such concept is not applicable) under the laws of its jurisdiction of incorporation or formation, with power and authority to enter into, deliver and perform its obligations under this Agreement.

b. This Agreement has been duly authorized, validly executed and delivered by HCT. This Agreement is enforceable against HCT in accordance with its terms, except as may be limited or otherwise affected by the Enforceability Limitations.

c. The execution, delivery and performance by HCT of this Agreement and the consummation of the transactions contemplated herein do not and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of HCT or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which HCT or any of its subsidiaries is a party or by which HCT or any of its subsidiaries is bound or to which any of the property or assets of HCT or any of its subsidiaries is subject, which would reasonably be expected to prevent or delay HCT’s timely performance of its obligations under this Agreement (a “HCT Material Adverse Effect”), (ii) result in any violation of the provisions of the organizational documents of HCT or any of its subsidiaries or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over HCT or any of its subsidiaries or any of their respective properties that would reasonably be expected to have a HCT Material Adverse Effect.

d. HCT is (i) a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) and (ii) is acquiring the New Pubco Shares only for its own account and not with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act. HCT is not an entity formed for the specific purpose of acquiring the New Pubco Shares.

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e. HCT acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the New Pubco Shares. HCT has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the New Pubco Shares, and HCT has sought such accounting, legal and tax advice as HCT has considered necessary to make an informed investment decision. HCT (i) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, and (ii) has exercised independent judgment in evaluating its participation in the purchase of the New Pubco Shares.

f. HCT understands that the New Pubco Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the New Pubco Shares have not been registered under the Securities Act. HCT understands that neither the New Pubco Shares nor the Target Shares may be resold, transferred, pledged or otherwise disposed of by HCT absent an effective registration statement under the Securities Act, except (i) to New Pubco, as applicable, or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and, in each of cases (i) and (iii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or book-entry positions representing the New Pubco Shares shall contain a legend to such effect. HCT acknowledges that the New Pubco Shares will be not eligible for resale pursuant to Rule 144A promulgated under the Securities Act. HCT understands and agrees that each of the New Pubco Shares will be subject to the foregoing transfer restrictions and, as a result of these transfer restrictions, HCT may not be able to readily resell the New Pubco Shares and may be required to bear the financial risk of an investment in the New Pubco Shares for an indefinite period of time. HCT understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the New Pubco Shares.

g. HCT understands and agrees that HCT is acquiring the New Pubco Shares in the Exchange directly from New Pubco. HCT further acknowledges that there have been no representations, warranties, covenants and agreements made to HCT by or on behalf of New Pubco or respective affiliates, subsidiaries, control persons, officers, directors, employees, partners, agents or representatives, or any other party to the Transaction or any other person or entity, expressly or by implication (including by omission), other than those representations, warranties, covenants and agreements included in this Agreement. HCT acknowledges that certain information provided by New Pubco, CDH, New Pubco or any other party to the Merger Agreement was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections.

h. Either (i) HCT is not a Benefit Plan Investor as contemplated by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or (ii) HCT’s acquisition and holding of the New Pubco Shares and/or Target Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.

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i. HCT acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person or entity (including, without limitation, New Pubco, CDH, New Pubco, any party to the Merger Agreement and/or their respective representatives), other than the representations and warranties expressly set forth in this Agreement, in making its investment or decision to invest in New Pubco. HCT acknowledges and agrees that HCT has received access to, and has had an adequate opportunity to review, such information as HCT deems necessary in order to make an investment decision with respect to the New Pubco Shares, including with respect to New Pubco, CDH and the Transaction, and made its own assessment and is satisfied concerning the relevant tax and other economic considerations relevant to HCT’s investment in the New Pubco Shares. Without limiting the generality of the foregoing, HCT acknowledges that, as the HCT deems necessary, it has reviewed DTRT Health Acquisition Corp’s filings with the Commission. HCT represents and agrees that HCT and HCT’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as HCT and its professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the New Pubco Shares.

j. HCT understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the New Pubco Shares and/or Target Shares or made any findings or determination as to the fairness of this investment.

k. Neither HCT nor any of its directors, officers, nor, to HCT’s knowledge, any employees or other persons under the control of HCT for the purpose of this Agreement is (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. HCT agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law; provided that HCT is permitted to do so under applicable law. If HCT is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), HCT maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent required, it maintains policies and procedures reasonably designed to ensure that the funds held by HCT and used to purchase the New Pubco Shares were legally derived.

l. HCT is not currently (and at all times through Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision) acting for the purpose of acquiring, holding or disposing of equity securities of DTRT Health Acquisition Corp or New Pubco (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than a group consisting solely of HCT and other entities under common control.

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m. No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in New Pubco as a result of the purchase and sale of New Pubco Shares hereunder such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over New Pubco from and after the Closing as a result of the purchase and sale of New Pubco Shares hereunder.

n. HCT hereby agrees that, from the date of this Agreement through the Closing, neither HCT nor any person or entity acting on behalf of HCT or pursuant to any understanding with HCT will engage in any Short Sales with respect to securities of DTRT Health Acquisition Corp or New Pubco. For purposes of this Section 5(n), “Short Sales” shall mean and include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, and all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage or other similar financing arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers. For the avoidance of doubt, nothing contained herein shall prohibit HCT from engaging in (i) any purchase of securities by HCT, its controlled affiliates or any person or entity acting on behalf of HCT or any of its controlled affiliates in an open market transaction after the execution of this Agreement, or (ii) any sale (including the exercise of any redemption right) of securities of DTRT Health Acquisition Corp. (A) held by the HCT, its controlled affiliates or any person or entity acting on behalf of HCT or any of its controlled affiliates prior to the execution of this Agreement or (B) purchased by HCT, its controlled affiliates or any person or entity acting on behalf of HCT or any of its controlled affiliates in an open market transaction after the execution of this Agreement. Notwithstanding the foregoing, (i) nothing herein shall prohibit other entities under common management with HCT that have no knowledge of this Agreement or of HCT’s participation in the transactions contemplated under this Agreement (including HCT’s controlled affiliates and/or affiliates) from entering into any Short Sales and (ii) in the case of a HCT that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such HCT’s assets and the portfolio managers have no knowledge of the investment decisions made by the portfolio managers managing other portions of such HCT’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to acquire the New Pubco Shares covered by this Agreement.

6. Registration.

a. New Pubco agrees that, within thirty (30) days after the Closing, New Pubco will file with the Commission (at New Pubco’s sole cost and expense) a registration statement on Form S-1 or any similar long-form registration statement that may be available at such time registering the resale of the New Pubco Sales. New Pubco shall use its reasonable best efforts to cause such Registration Statement to become effective as soon as reasonably practicable after the initial filing of such registration statement. New Pubco may, as soon as reasonably practicable after New Pubco is eligible to register Registrable Securities on Form S-3 or any similar short-form registration statement that may be available at such time (but in any event not less than thirty (30) days thereafter), file with the Commissiona Registration Statement registering the resale of all Registrable Securities (the “Shelf Registration”) and shall not be required to maintain the Form S- 1 registration previously filed following the effectiveness of such Shelf Registration.

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b. HCT shall, notwithstanding any termination of this Agreement, severally and not jointly with any other stockholder named in any registration statement, indemnify, defend and hold harmless New Pubco, its directors, officers, agents and employees, and each person who controls New Pubco (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act), to the fullest extent permitted by applicable law, from and against any and all losses, as incurred, arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements or omissions are based upon information regarding HCT furnished in writing to New Pubco by HCT expressly for use therein or HCT has omitted a material fact from such information or otherwise violated the Securities Act, the Exchange Act or any state securities law or any other law, rule or regulation thereunder, in each case, in connection with the registration of the New Pubco Shares.

7. Release.

a. HCT agrees that effective upon and contingent on the Closing and as consideration for the Exchange, HCT, on behalf of itself and its affiliates, and each of their respective successors and assigns, hereby fully, unconditionally and irrevocably waives, releases, acquits and forever discharges New Pubco, CDH and the Company and their respective affiliates and representatives and equityholders, and each of their respective successors and assigns (collectively, “Released Parties”) from any claims, suits, demands, debts, accounts, covenants, contracts, arrangements, promises, obligations, damages, judgments, debts, dues, or liabilities of any kind (including claims for damages, costs, expenses, and attorneys’, brokers’ and accountants’ fees and expenses), or Actions which HCT has or may have against any Released Party, whether known or unknown, suspected or unsuspected, accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, and that now exist or may hereafter exist (collectively, “Claims”) under the Company’s operating agreement or otherwise to the extent such Claims arise or relate to HCT’s ownership of equity of the Company prior to Closing and the information set forth on the Allocation Schedule (collectively, the “Released Claims”); provided, that, for the avoidance of doubt, this release does not extend to, and HCT will not be deemed to have waived, released, acquitted or discharged, any Claim arising from or related to HCT’s rights under this Agreement (including, but not limited to, HCT’s right to receive New Pubco Shares) or under the Management Agreement or the Operating Agreement. The release contained herein is effective without regard to the legal nature of the claims raised and without regard to whether any such claims are based upon tort, equity, law, implied or express contract, discrimination of any sort or any other grounds. To the extent permitted by applicable Law, HCT expressly waives the benefit of any law, which, if applied to the release set forth herein, would otherwise exclude from its binding effect any claim not known on the date hereof to exist.

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b. CDH Party represents and acknowledges that: (i) he has read this release and understands its terms and has been given an opportunity to ask questions of the Released Parties’ Representatives and (ii) in signing this release he does not rely, and has not relied, on any representation or statement not set forth in this release made by any Representative of the Released Parties or anyone else with regard to the subject matter, basis or effect of this release or otherwise. CDH Party further represents and acknowledges that he may hereafter discover facts in addition to or different from those which the he now knows or believes to be true with respect to the subject matter herein, and that he may hereafter come to have a different understanding of the Law that may apply to potential claims which the undersigned is releasing hereunder, but the undersigned affirms that, except as is otherwise specifically provided above, it is his intention to fully, finally and forever settle and release any and all Released Claims. In furtherance of this intention, CDH Party acknowledges that the releases contained herein shall be and remain in effect as full and complete general releases notwithstanding the discovery or existence of any such additional facts or different understandings of Law.

8. Miscellaneous.

a. HCT acknowledges that U.S. securities laws and other laws prohibit any person who has material, non-public information concerning a public company from purchasing or selling any of its securities, and from communicating such information to any person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities. HCT agrees and agrees to cause its Affiliates to keep the Confidential Information in confidence as contemplated by Regulation FD promulgated by the Securities & Exchange Commission. In addition, HCT acknowledges and agrees that by virtue of its relationship with the Company, it may be in possession of “material non-public information” and HCT will abide by all securities laws and trading policies of New Pubco and its subsidiaries relating to the handling of and acting upon material non-public information regarding New Pubco.

b. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement, shall be governed by, and construed in accordance with, the internal substantive Laws of the State of Delaware applicable to contracts entered into and to be performed solely within such state, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

c. Any action based upon, arising out of or related to this Agreement may be brought in federal and state courts located in the State of Delaware, and each of the Parties irrevocably submits to the exclusive jurisdiction of each such court in any such action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the action shall be heard and determined only in any such court, and agrees not to bring any action arising out of or relating to this Agreement in any other court. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 8(c). EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT.

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d. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

e. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. This Agreement may be executed by facsimile or electronic (.pdf) signature and a facsimile or electronic (.pdf) signature shall constitute an original for all purposes.

f. The headings of sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All references to “Section” or “Sections” refer to the corresponding Section or Sections of this Agreement unless otherwise specified. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the word “including” does not limit the preceding words or terms.

g. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day); provided that, with respect to any party, the notice or other communication is sent to the physical and/or email address below the signature of such Party on the signature page hereto or to such other address or email address as such Party may hereafter specify for the purpose by notice to each other party hereto.

h. This Agreement and the Management Agreement constitutes the entire agreement between the Parties relating to the subject matter hereof and supersedes any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties relating to the subject matter hereof.

i. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by each of the Parties hereto in the same manner as this Agreement and which makes reference to this Agreement.

j. Notwithstanding anything to the contrary contained herein, in the event that the Merger Agreement is terminated in accordance with its terms prior to the Closing (as defined therein), this Agreement and all rights and obligations of the Parties shall automatically terminate and be of no further force or effect.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have executed this Equity Exchange Agreement as of the date first above written.

CONSUMER DIRECT HOLDINGS, INC.

By:	/s/ Ben Bledsoe
Name: Ben Bledsoe
Title: President

CONSUMER DIRECT CARE WASHINGTON, LLC

By:	/s/ Ben Bledsoe
Name: Ben Bledsoe
Title: President

Address for notice:

Consumer Direct Holdings, Inc. and/or Consumer Direct Care Washington, LLC
100 Consumer Direct Way
Missoula, MT 59808
Attn: Bruce Kramer
E-mail: brucek@consumerdirectcare.com

with a copy (which shall not constitute notice) to:

Holland & Hart LLP
555 17th Street, Suite 3200
Denver, CO 80202
Attn:	Susan Oakes
Paige Coriden
E-mail:	SLOakes@hollandhart.com PMCoriden@hollandhart.com

[Signature Page to Equity Exchange Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Equity Exchange Agreement as of the date first above written.

Grizzly New Pubco, Inc.

By:	/s/ Mark Heaney
Name: Mark Heaney
Title: President

Address for notice:

Grizzly New Pubco, Inc.
1415 West 22nd Street, Tower Floor
Oak Brook, IL 60523
Attention: Mark Heaney
Telephone: (917) 742-1904
E-mail: msheaney1@gmail.com

with copies (which shall not constitute notice) to:

Winston & Strawn LLP
200 Park Avenue
New York, NY 10166
Attention: Dom DeChiara
Kyle Gann
Ben Liss
Facsimile:	212-294-4700
Email:	ddechiara@winston.com
kgann@winston.com
bliss@winston.com

[Signature Page to Equity Exchange Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Equity Exchange Agreement as of the date first above written.

HOME CARE WORKERS PURPOSE TRUST

By:	/s/ Robert Coppock
Name: Robert Coppock
Title: Vice President

Address for notice:

Robert Coppock, CTFA
Bryn Mawr Trust Company
Vice President, Wealth Trust Advisor
20 Montchanin Road, Suite 100
Greenville, DE 19807
RCoppock@bmt.com

with a copy (which shall not constitute notice) to:

Sean-Tamba Matthew
Attorney at Law
SES ESOP Strategies
555 City Avenue, Suite 910
Bala Cynwyd, PA 19004
T: (215) 508-7705
F: (610) 988-0839
sean.matthew@sesesop.com

[Signature Page to Equity Exchange Agreement]

EXHIBIT A

MANAGEMENT AGREEMENT

Exhibit 10.5

LOCKUP AGREEMENT

This LOCKUP AGREEMENT (this “Agreement”) dated as of September 28, 2022, is entered into by and among DTRT Health Acquisition Corp., a Delaware corporation (“SPAC”), DTRT Health Sponsor LLC, a Delaware limited liability company (“Sponsor”), the shareholders of Consumer Direct Holdings, Inc., a Montana corporation (the “Company”) identified on the signature pages hereto (the “CDH Shareholders”) and the other Persons who enter into a joinder to this Agreement substantially in the form of Exhibit A hereto (a “Joinder”) in order to become a “Stockholder Party” for purposes of this Agreement (together with the CDH Shareholders, the “Stockholder Parties”). SPAC, Sponsor and the Stockholder Parties shall be referred to herein from time to time collectively as the “Parties.”

RECITALS

WHEREAS, concurrently with the execution and delivery of this Agreement, SPAC, Grizzly New Pubco, Inc., a Delaware corporation and direct, wholly-owned subsidiary of SPAC (“New Pubco”), Grizzly Merger Sub, Inc., a Delaware corporation and direct, wholly-owned subsidiary of New Pubco (“Merger Sub”), and the Company, are entering into an Agreement and Plan of Merger (as amended, modified, supplemented or waived from time to time, the “Merger Agreement”), a copy of which has been made available to each Stockholder Party;

WHEREAS, prior to the Closing Date (as defined in the Merger Agreement) the CDH Shareholders shall contribute all of the issued and outstanding shares of Company Common Stock (as defined in the Merger Agreement) to a newly formed Delaware corporation (“Newco”) in exchange for shares of Newco Common Stock (as defined in the Merger Agreement);

WHEREAS, in connection with the Closing (as defined in the Merger Agreement), (i) Merger Sub will merge with and into SPAC, with SPAC continuing as the Surviving Corporation (as defined in the Merger Agreement) and a direct, wholly-owned subsidiary of New Pubco, and (ii) Newco will merge with and into New Pubco, with New Pubco continuing as the Surviving Entity (as defined in the Merger Agreement) and (iii) the Company shall become a wholly-owned subsidiary of New Pubco;

WHEREAS, the Stockholder Parties own equity interests in the Company, and will, following the Mergers (as defined in the Merger Agreement), own equity interests in New Pubco; and

WHEREAS, in connection with the Mergers and as inducement for the Company, New Pubco and SPAC to enter into the Merger Agreement, the parties hereto wish to set forth herein certain understandings between such parties with respect to restrictions on transfer of equity interests in New Pubco.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Defined Terms. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. The following terms have the following meanings when used herein with initial capital letters:

“Immediate Family Member” means, with respect to any natural person, any Person that is related by blood or current or former marriage or domestic partnership or adoption, in each case that is not more remote than a first cousin.

“Lock-up Period” means, (A) with respect to the Lock-up Shares, the Lock-up Shares Period or (B) with respect to the Lock-up Warrants, the Lock-up Warrants Period.

“Lock-up Shares” means with respect to Sponsor, any Stockholder Party and their respective Permitted Transferees, the shares of New Pubco Common Stock held by such Person immediately following the closing of the Mergers.

“Lock-up Shares Period” means the period beginning on the Closing Date and ending on the earliest of (A) 365 days after (and excluding) the Closing Date, (B) the date on which the last reported sale price of New Pubco Common Stock equals or exceeds $12.00 per share (subject to adjustment) for any 20 trading days within any 30-trading day period commencing at least 151 days after the Closing Date; provided, that any sales prior to the date that is 365 after (and excluding) the Closing Date may only be to purchasers who do not constitute Affiliates of New Pubco, and (C) subsequent to the Closing Date, the date on which New Pubco completes a liquidation, merger, tender offer, capital stock exchange, reorganization, bankruptcy or other similar transaction that results in a change of greater than 50% of the total voting stock of New Pubco.

“Lock-up Warrants” means with respect to Sponsor, any Stockholder Party and their respective Permitted Transferees, (A) the New Pubco Warrants held by such Person immediately following the closing of the Merger and (B) the shares of New Pubco Common Stock issuable to such Person upon the exercise of the New Pubco Warrants.

“Lock-up Warrants Period” means the period beginning on the Closing Date and ending on the end of the 30th day after the Closing.

“Permitted Transferees” means, prior to the expiration of the applicable Lock-up Period, any Person to whom such Stockholder Party or any other Permitted Transferee of such Stockholder Party is permitted to transfer Lock-up Shares or Lock-up Warrants (as applicable) pursuant to Section 2.2.

“Transfer” means the (A) sale of, offer to sell, contract or agreement to sell, hypothecation or pledge of, grant of any option to purchase or otherwise dispose of or agreement to dispose of, in each case, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (B) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (C) public announcement of any intention to effect any transaction specified in clause (A) or (B).

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ARTICLE II

LOCKUP

2.1 Lockup. Subject to the exclusions in Section 2.2, Sponsor and each Stockholder Party agrees that it, he or she shall not Transfer (i) any Lock-up Shares until the end of the Lock-up Shares Period, and (ii) any Lock-up Warrants until the end of the Lock-up Warrants Period. For the avoidance of doubt, upon the expiration of the Lock-up Shares Period and the Lock-up Warrants Period, such Lock-up Shares or Lock-up Warrants, as applicable, are released from all restrictions set forth herein.

2.2 Permitted Transfers. Notwithstanding Section 2.1 above, Sponsor and each Stockholder Party or any of their respective Permitted Transferees may Transfer any Lock-up Shares it holds during the Lock-up Shares Period or Lock-up Warrants it holds during the Lock-up Warrant Period: (i) to other Stockholder Parties or any direct or indirect partners, members or equity holders of such Stockholder Party, any Affiliate of such Stockholder Party or any related investment funds or vehicles controlled or managed by such Stockholder Party or its Affiliates; (ii) by bona fide gift or gifts, including to a charitable organization; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; (iv) to any trust, partnership, limited liability company or other entity for the direct or indirect benefit of such Stockholder Party or the Immediate Family Member of such Stockholder Party; (v) in the case of an individual, to any Immediate Family Member or other dependent; (vi) to any Affiliate of the Sponsor or to any members or partners of the Sponsor or any of their Affiliates; (vii) to a nominee or custodian of a person to whom a disposition or transfer would be permissible under clauses (ii) through (vi) above; (viii) by operation of law or pursuant to an order or decree of a Governmental Authority, including any qualified domestic relations order, divorce, decree or separation agreement; (ix) in the case of a trust, the trustor or beneficiary of such trust or to the estate of a beneficiary of such trust; (x) to New Pubco, the Surviving Entity or one of its Subsidiaries upon death, disability or termination of employment, in each case, of such holder; (xi) pursuant to a liquidation, merger, tender offer, capital stock exchange, reorganization, bankruptcy or other similar transaction that results in a change of greater than 50% of the total voting power of the voting stock of New Pubco after the Closing; provided, however, that in the event that such transaction is not completed, such Sponsor or Stockholder Party’s Lock-up Shares shall remain subject to the provisions of this Article II; (xii) to New Pubco, for the purpose of satisfying any withholding taxes (including estimated taxes) due as a result of the exercise of any option to purchase shares or the vesting of any restricted stock awards granted by New Pubco pursuant to employee benefit plans or arrangements which are set to expire or automatically vest during the applicable Lock-up Period, in each case on a “cashless” or “net exercise” basis, where any shares received by Sponsor or such Stockholder Party upon any such exercise or vesting will be subject to the terms of this Article II; (xiii) in any transaction relating to New Pubco Common Stock acquired by such Stockholder Party or Sponsor in open market transactions; (xiv) in the case of Sponsor, pursuant to any Contract entered into by the Sponsor permitted under Section 4(e) of that certain Sponsor Agreement dated as of the date hereof by and among Sponsor, SPAC and the Company; or (xv) with the prior written consent of New Pubco; provided, that:

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(a) in the case of each transfer or distribution pursuant to clauses (i) through (ix) above, (a) each Permitted Transferee agrees to be bound in writing by the restrictions set forth in this Article II; and (b) any such transfer or distribution shall not involve a disposition for value, other than with respect to any such transfer or distribution for which the transferor or distributor receives (x) equity interests of such transferee or (y) such transferee’s interests in the transferor; and

(b) in the case of each transfer or distribution pursuant to clauses (i) through (ix) above, if any public reports or filings (including filings under Section 16(a) of the Exchange Act) reporting a reduction in beneficial ownership of shares shall be required or shall be voluntarily made during the applicable Lock-up Period (x) such Stockholder Party or Sponsor shall provide New Pubco prior written notice informing them of such report or filing and (y) such report or filing shall disclose that such Permitted Transferee agrees to be bound in writing by the restrictions set forth herein.

2.3 Trading Plan. Sponsor, each Stockholder Party and each Permitted Transferee shall be permitted to enter into a trading plan established in accordance with Rule 10b5-1 under the Exchange Act during the Lock-up Shares Period so long as no Transfers of such Stockholder Party’s Lock-up Shares in contravention of this Article II are effected prior to the expiration of the Lock-up Shares Period.

2.4 Stop Transfer Instructions. Sponsor, each Stockholder Party and each Permitted Transferee also agrees and consents to the entry of stop transfer instructions with New Pubco’s transfer agent and registrar against the transfer of any Lock-up Shares except in compliance with the foregoing restrictions and to the addition of a legend to such Stockholder Party’s Lock-up Shares describing the foregoing restrictions (that New Pubco will make best efforts to remove from the certificates evidencing the Lock-up Shares promptly upon the expiration of the applicable Lock-up Period).

2.5 Retained Rights. For the avoidance of doubt, Sponsor, each Stockholder Party and each Permitted Transferee shall retain all of its rights as a stockholder of New Pubco with respect to the Lock-up Shares during the Lock-up Shares Period, including the right to vote any Lock-up Shares.

ARTICLE III

MISCELLANEOUS

3.1 Termination. This Agreement shall be binding upon Sponsor and each Stockholder Party upon Sponsor’s or such Stockholder Party’s execution and delivery of this Agreement, but this Agreement shall only become effective immediately following the Closing (including after the settlement of any backstop arrangements, non-redemption agreements, or other financing arrangements made in compliance with the Merger Agreement). Notwithstanding anything to the contrary contained herein, in the event that the Merger Agreement is terminated in accordance with its terms prior to the Closing, this Agreement and all rights and obligations of the Parties hereunder shall automatically terminate and be of no further force or effect and obligations of certain of SPAC, its executive officers, its directors and Sponsor under the Prior Letter Agreement (as defined below) shall survive pursuant to the terms of the Prior Letter Agreement.

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3.2 Waiver. Any provision of this Agreement may be waived if the waiver is set forth in an instrument in writing signed by the Party against whom the waiver is to be effective. Any delay in exercising any right pursuant to this Agreement will not constitute a waiver of such right.

3.3 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day); provided that, with respect to SPAC, the notice or other communication is sent to the address or email address set forth in Section 11.02 of the Merger Agreement, and, with respect to any Stockholder Party or Sponsor, to such Stockholder Party’s or Sponsor’s address or email address set forth on a signature page hereto, or to such other address or email address as a Party may hereafter specify for the purpose by notice to each other party hereto.

3.4 Assignment. No Party shall assign, delegate or otherwise transfer this Agreement or any part hereof without the prior written consent of the other Parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. Any attempted assignment in violation of the terms of this Section 3.4 shall be null and void, ab initio.

3.5 Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any right or remedies under or by reason of this Agreement. The Parties expressly agree that New Pubco is an intended third party beneficiary of this Agreement.

3.6 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the internal substantive Laws of the State of Delaware applicable to contracts entered into and to be performed solely within such state, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

3.7 Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may be executed by facsimile or electronic (.pdf) signature and a facsimile or electronic (.pdf) signature shall constitute an original for all purposes.

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3.8 Entire Agreement. This Agreement constitutes the entire agreement among the Parties relating to the subject matter hereof and supersedes any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Subsidiaries relating to the subject matter hereof (including, for the avoidance of doubt, that certain Letter Agreement, dated September 1, 2021, by and among SPAC, its executive officers, its directors and Sponsor (the “Prior Letter Agreement”)). No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the subject matter hereof exist between the Parties except as expressly set forth or referenced in this Agreement.

3.9 Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by each of the Parties in the same manner as this Agreement and which makes reference to this Agreement.

3.10 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

3.11 Jurisdiction; WAIVER OF TRIAL BY JURY. Any Action based upon, arising out of or related to this Agreement may be brought in federal and state courts located in the State of Delaware, and each of the Parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement in any other court. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 3.11. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT.

3.12 Enforcement of the Agreement. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur if the Parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (a) New Pubco shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, and (b) the right of specific enforcement is an integral part of the transactions contemplated hereby and without that right, none of the Parties would have entered into this Agreement. Each Party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that New Pubco or the other Parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The Parties acknowledge and agree that New Pubco, in seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 3.12, shall not be required to provide any bond or other security in connection with any such injunction.

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3.13 Sponsor and Stockholder Party Obligation Several and Not Joint. The obligations of Sponsor and each Stockholder Party hereunder shall be several and not joint and several, and neither Sponsor nor any Stockholder Party shall be liable for any breach of the terms of this Agreement by any other Party hereto.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the parties hereto have executed this Lockup Agreement on the day and year first above written.

DTRT HEALTH ACQUISITION CORP.

By:	/s/ Mark Heaney
Name: Mark Heaney
Title: Executive Chairman and Chief Executive Officer

DTRT HEALTH SPONSOR LLC

By:	/s/ Mark Heaney
Name: Mark Heaney
Title: Manager

[Signature Page to Lockup Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Lockup Agreement on the day and year first above written.

/s/ William F. Woody
William F. Woody

/s/ Greer C. Woody
Greer C. Woody

/s/ Bruce A. Kramer
Bruce A. Kramer

[Signature Page to Lockup Agreement]

Exhibit A

FORM OF JOINDER TO LOCKUP AGREEMENT

[______], 20__

Reference is made to the Lockup Agreement, dated as of [•], 2022, by and among DTRT Health Acquisition Corp., a Delaware corporation (“SPAC”), DTRT Health Sponsor LLC, a Delaware limited liability company (“Sponsor”) and the other Stockholder Parties (as defined therein) from time to time party thereto (as amended from time to time, the “Lockup Agreement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Lockup Agreement.

New Pubco and the undersigned holder of the equity interests of New Pubco (each, a “New Stockholder Party”) agrees that this Joinder to the Lockup Agreement (this “Joinder”) is being executed and delivered for good and valuable consideration.

The undersigned New Stockholder Party hereby agrees to and does become party to the Lockup Agreement as a Stockholder Party. This Joinder shall serve as a counterpart signature page to the Lockup Agreement and by executing below each undersigned New Stockholder Party is deemed to have executed the Lockup Agreement with the same force and effect as if originally named a party thereto.

This Joinder may be executed in multiple counterparts, including by means of facsimile or electronic signature, each of which shall be deemed an original, but all of which together shall constitute the same instrument.

[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, the undersigned have duly executed this Joinder as of the date first set forth above.

[NEW STOCKHOLDER PARTY]

By:
Name:
Title

GRIZZLY NEW PUBCO, INC.

By:
Name:
Title:

[Signature Page to Joinder to Lock-up Agreement]

Exhibit 99.1

Consumer Direct Holdings, a Leading Self-Directed Personal Care Network, Announces Plans to Become a Publicly Traded Company Via Merger with DTRT Health Acquisition Corp.

The transaction provides growth capital that will enable Consumer Direct Holdings to expand its coverage footprint, allowing it to bring valuable in-home personal care to a larger demographic. The transaction implies an Enterprise Valuation for CDH of $681 million and is expected to be funded from DTRT cash in trust and up to $150 Million in debt financing.

Transaction Highlights

•	CDH is a leading self-directed personal care network targeting a large market opportunity which is expected to grow to over $145 billion over the next 5 years.

•

The transaction is expected to deliver $234 million of cash held in DTRT’s trust account (assuming no redemptions) and up to $150 million in debt financing, in addition to $99 million of cash on CDH’s balance sheet, which will fund the purchase price and transaction expenses, CDH product development and further geographic expansion.

•	These sources of capital are expected to provide a sufficient amount of cash to complete the transaction, regardless of the amount of redemptions.

•	The transaction implies a combined pro forma enterprise value of approximately $681 million or 10.1x projected pro forma 2023 Adjusted EBITDA.

•

The transaction positions CDH to continue its investment in its technology infrastructure and new service product development, to expand into new states by capitalizing on its competitive advantages in scale and experience, and to pursue M&A opportunities.

•	Operating model based on multi-year contracts creates steady revenue growth and margin stability.

•	The transaction is expected to close in Q1 2023.

MISSOULA, MT — (BUSINESSWIRE) — September 29, 2022 — Consumer Direct Holdings, Inc. (“CDH” or “the Company”), a leading self-directed provider of in-home personal care that supports aging adults and individuals with disabilities, allowing them to live in their homes and communities by expanding choice and control, and DTRT Health Acquisition Corp. (“DTRT”) (Nasdaq: DTRT, DTRTU, DTRTW), a publicly-traded special purpose acquisition company, today announced a definitive agreement for a business combination that will result in CDH becoming a public company. The combined company will be called Consumer Direct Care Network, Inc. upon the closing of the transaction and is expected to be listed on Nasdaq under a new ticker symbol (“CDCN”). Consumer Direct Care Network, Inc. will be led by Ben Bledsoe, CDH’s current Chief Executive Officer and President, and the current leadership team.

Company Overview

Based in Missoula, Montana, Consumer Direct Holdings, Inc. is a leading national in-home personal care provider offering superior in-home care assistance and outstanding customer service to older adults and people with disabilities who require long-term care and support with activities of daily living. Since its founding in 1990, the company has led the industry through its mission to provide care and support for people in their homes and communities. Based on their vision to help people live the life they want, CDH has been a leading industry innovator in expanding client choice and control. Over the last 12 months, CDH’s 95,000 caregivers have provided care to over 75,000 clients across 14 states. CDH is a pioneer in the self-directed in-home care market, where clients maintain more autonomy by selecting their own caregiver rather than having one assigned by a home care agency. While committed to excellence in care to all persons regardless of care modality, CDH provides care in the self-directed mode which results in high client satisfaction and lower overall cost of care. CDH has been guided by their values of Respect, Integrity, Service, and Excellence in their provision of services. CDH provides services on a multi-year contracted basis.

Management Comments

“CDH is led by a tenured group of committed home care professionals passionate about making it possible for people to live where they want to live, for as long as they want to live there. Highly respected in the states in which it operates, CDH has earned a reputation as an innovative leader in the provision of self-directed personal care services. We are not just fortunate to have the opportunity to merge with this group, in fact, we’re honored” commented Mark Heaney, DTRT’s Chief Executive Officer and Executive Chairman.

Ben Bledsoe, President and Chief Executive Officer of CDH added, “We are pleased to be partnering with DTRT. Mark and his team have very relevant healthcare industry experience which aligns well with our operating model. DTRT’s financial resources will allow us to invest in our growth and further our core mission of ensuring accountability and value in the management of public funds, transparency in communication and excellence in service delivery to program participants and their caregivers.”

Transaction Overview

Assuming no redemptions, the transaction is anticipated to result in a combined company having up to $300 million of total available liquidity on a consolidated basis, which would provide adequate funding for ongoing operations, development, and expansion.

The transaction implies an enterprise valuation for CDH of $681 million, or 10.1x pro forma 2023 adjusted EBITDA. CDH’s current equity holders will own approximately 61% of the pro forma company immediately after closing, assuming no redemptions. The existing CDH shareholders will also receive a portion of their consideration in cash.

The Boards of Directors of each of DTRT and CDH have unanimously approved the transaction. The transaction will require the approval of the stockholders of both DTRT and CDH, and is subject to other customary closing conditions, including the receipt of certain regulatory approvals. The transaction is expected to close in the first quarter of 2023.

Additional information about the proposed transaction, including a copy of the merger agreement, will be provided in a Current Report on Form 8-K that will be filed by DTRT Health Acquisition Corp. with the Securities and Exchange Commission (the “SEC”) and will be available at www.sec.gov.

Advisors

Bank of Montana is acting as financial advisor to CDH. Deutsche Bank Securities Inc. is acting as financial advisor to DTRT. Holland & Hart is acting as legal counsel to CDH. Winston & Strawn is acting as legal counsel to DTRT. Lincoln International, LLC provided the Board of Directors of DTRT with a fairness opinion regarding the transaction. Blueshirt Capital Advisors is serving as investor relations advisor to CDH.

About CDH

CDH is a leading self-directed in-home personal care network whose services and operating models address the crucial role of in-home personal caregiving as part of the healthcare continuum. CDH provides services under agreements with state Medicaid agencies, federal Veterans Administration providers, local government agencies, managed care organizations, commercial insurers and private individuals. Care provided in the home generally costs less than facility-based care and is preferred by clients and their families. Self-directed care also provides significant value to state Medicaid agencies and managed care organizations, including lower cost of services and higher satisfaction rates versus care in a facility or through a traditional home care agency. CDH’s expertise and experience provides significant competitive advantages when responding to requests for proposals and in creating unique program attributes required by some payors.

About DTRT Health Acquisition Corp.

DTRT Health Acquisition Corp. is a special purpose acquisition company formed for the purpose of entering into a business combination. Its objective is to acquire a healthcare company that is poised for rapid growth amid today’s evolving healthcare landscape and that will capitalize on the fragmented nature of the industry to drive accretive consolidation. Its securities are listed on Nasdaq under the tickers “DTRT,” “DTRTU” and “DTRTW.” DTRT is led by Mark Heaney, Chief Executive Officer and Executive Chairman, Arion Robbins, Chief Operating Officer and Don Klink, Chief Financial Officer.

For more information please visit https://www.dtrthealth.com/.

Important Information About the Business Combination and Where to Find It

DTRT intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement/prospectus, that will be both the proxy statement to be distributed to DTRT’s stockholders in connection with its solicitation of proxies for the vote by DTRT’s stockholders with respect to the business combination and other matters as may be described in the registration statement, as well as the prospectus, and relating to the offer and sale of the securities to be issued in the business combination. After the registration statement is declared effective, DTRT will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. DTRT’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about CDH, DTRT and the business combination.

When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of DTRT as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to DTRT’s secretary at 1415 West 22nd Street, Tower Floor, Oak Brook, IL 60523, (312) 316-5473.

Participants in the Solicitation

DTRT and its directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of DTRT’s stockholders in connection with the business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the business combination of DTRT’s directors and officers in DTRT’s filings with the SEC, including DTRT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on April 1, 2022, and such information and names of CDH’s directors and executive officers will also be in the Registration Statement on Form S-4 to be filed with the SEC by DTRT, which will include the proxy statement/prospectus of DTRT for the business combination. Stockholders can obtain copies of DTRT’s filings with the SEC, without charge, at the SEC’s website at www.sec.gov. CDH and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of DTRT in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the business combination when available.

Forward-Looking Statements

Certain statements, estimates, targets and projections in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or DTRT’s or CDH’s future financial or operating performance. For example, statements regarding anticipated growth in the industry in which CDH operates and anticipated growth in demand for CDH’s services, projections of CDH’s future financial results and other metrics, the satisfaction of closing conditions to the proposed business combination and the timing of the completion of the proposed business combination are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “pro forma”, “may”, “should”, “could”, “might”, “plan”, “possible”, “project”, “strive”, “budget”, “forecast”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by DTRT and its management, and CDH and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of subsequent definitive agreements with respect to the proposed business combination; (ii) the outcome of any legal proceedings that may be instituted against DTRT, CDH, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (iii) the inability to complete the business combination due to the failure to obtain approval of the stockholders of DTRT or CDH; (iv) the inability of CDH to satisfy other conditions to closing; (v) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (vi) the ability to meet stock exchange listing standards in connection with and following the consummation of the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations of CDH as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, the ability of the combined company to maintain relationships with customers, suppliers, labor unions and other organizations that have a role in the business of CDH and the ability of the combined company to retain its management and key employees; (ix) costs related to the business combination; (x) changes in applicable laws or regulations, including those affecting in-home healthcare; (xi) the possibility that CDH or the combined company may be adversely affected by other economic, business, regulatory, and/or competitive factors; (xii) CDH’s estimates of expenses and profitability; (xiii) the evolution of the markets in which

CDH competes; (xiv) the ability of CDH to implement its strategic initiatives and continue to innovate its existing offerings; (xv) the ability of CDH to satisfy regulatory requirements; (xvi) the impact of the COVID-19 pandemic on CDH’s and the combined company’s business; and (xvii) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in DTRT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on April 1, 2022, and other risks and uncertainties indicated from time to time in the definitive proxy statement to be delivered to DTRT’s stockholders and related registration statement on Form S-4, including those set forth under “Risk Factors” therein, and other documents to be filed with the SEC by DTRT.

Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither DTRT nor CDH undertakes any duty to update these forward-looking statements.

Investor Contacts

DTRT:

Arion Robbins

Arobbins@dtrthealth.com

Blueshirt:

Lilly Bindley

CDCN@blueshirtgroup.com

Media:

MediaCDCN@consumerdirectcare.com